4/23


03050240

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polski Koncern Naftowy Orlen S.A.

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5036 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B *(INITIAL FILING)*	☐	AR/S *(ANNUAL REPORT)*	☑
12G32BR *(REINSTATEMENT)*	☐	SUPPL *(OTHER)*	☐
DEF 14A *(PROXY)*	☐		

OICF/BY: dlw

DATE : 4/24/03

INDEPENDENT AUDITORS' OPINION

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the attached financial statements for the year ended 31 December 2002 of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow St. 7, containing:

   - the introduction to the financial statements,
   - the balance sheet as at 31 December 2002 with total assets amounting to 12,590,537,906.02 zlotys (in words twelve billion, five hundred ninety million, five hundred thirty seven thousand, nine hundred and six zlotys and 02/100),
   - the profit and loss account for the period from 1 January 2002 to 31 December 2002 with a net profit amounting to 382,269,825.11 zlotys (in words three hundred eighty two million, two hundred sixty nine thousand, eight hundred twenty five zlotys and 11/100),
   - the statement of changes in shareholders' equity for the period from 1 January 2002 to 31 December 2002 with a net increase in shareholders' equity amounting to 404,497,865.27 zlotys (in words four hundred and four million, four hundred ninety seven thousand, eight hundred sixty five zlotys and 27/100),
   - the cash flow statement for the period from 1 January 2002 to 31 December 2002 with a net cash outflow amounting to 20,132,245.92 zlotys (in words twenty million, one hundred thirty two thousand, two hundred forty five zlotys and 92/100) and
   - the additional notes and explanations.

   The format of the attached financial statements for the year ended 31 December 2002 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether the financial statements and books and records are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements.

The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

4. The financial statements for the prior financial year ended 31 December 2001 were subject to an audit by another auditor who issued an unqualified opinion on these financial statements, dated 6 May 2002.

5. In our opinion, the attached financial statements, in all material respects:

   ξ present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2002 to 31 December 2002, as well as its financial position as at 31 December 2002;
   ξ have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, and based on properly maintained accounting records;
   ξ are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

6. Without qualifying our opinion, we draw attention to the following issues:

   (a) As of 1 January 2002, the Act dated 9 November 2000 on Amendments to the Accounting Act became effective. Due to the above, the Company changed its accounting policies as presented in detail in Note C of the introduction to the financial statements and in Note 61 of the additional information and explanations of the attached financial statements.

   (b) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for any permanent diminution in value). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the 12 month period ended 31 December 2002 and its net assets as at that date.

7. We have read the Management Board Commentary on the Company's Operations for the period from 1 January 2002 to 31 December 2002 and the rules for preparing annual financial statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information."

Certified Auditor
No 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.,
ul. Sienna 39, 00-121 Warszawa
Ident. no. 130

Lukasz Zalicki

Jacek Hryniuk
Certified Auditor
No 9262/6958

Warsaw, 25 March 2003

POLSKI KONCERN NAFTOWY ORLEN S.A.

LONG FORM AUDITOR'S REPORT
SUPPLEMENTING THE OPINION
ON THE FINANCIAL STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2002

(in thousands PLN)

I. GENERAL NOTES

1. Background

Polski Koncern Naftowy ORLEN Spolka Akcyjna (hereinafter the Company) was formed through transformation of a State-owned enterprise into a joint stock company, on the basis of the Public Notarial Act of 29 June 1993. The address of the Company's registered office is Plock, Chemikow St. 7.

The Company was entered into the National Court Register kept by District Court in Warsaw, XXI Economic and Registry Department of National Court Register Entry No. KRS 28860 on 26 July 2002.

In accordance with the resolution of the General Meeting of Shareholders dated on 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna (joint stock company).

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated on 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna (joint stock company).

The Company uses the NIP number 774-00-01-454 granted on 10 September 1993 and the REGON statistical number 610188201 granted on 8 July 1993.

On 19 May 1999 General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Company consistently with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

The Company is the dominant entity in capital group – related entities are listed in description notes and explanations to audited financial statements for the year ended 31 December 2002 in note 4E.

In accordance with the resolution of the General Meeting of Shareholders of the Company dated 19 May 1999 as the result of incorporation of CPN, the Company changed its scope of activities. According to the statutory regulations and its changes dated 6 July 2001, the Company's activities include production, trade and services, and in particular:

- processing of crude oil and manufacturing of oil-derivative / refinery and petrochemical products and semi-finished products,
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,
- transportation activity including land transport, trail transport, water and pipeline transport,
- storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,

(in thousands PLN)

- services connected to the principal activity, especially:
  land and sea reloading,
  refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and manufacturing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- reconditioning of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
- activities in the area of education, professional schooling and internal human capital services.

As at 31 December 2002, the Company's issued share capital amounted to PLN 525,221,421 thousand and was divided into 420,177,137 shares with a par value of PLN 1.25 each.

In accordance with information obtained from the Company as at 31 December 2002, the ownership structure of the Company's issued share capital was as follows:

	Number of shares	Number of votes	Par value of shares	% of equity
Nafta Polska S.A.	74,076,299	74,076,299	92,595,374	17.63%
State Treasury	43,633,897	43,633,897	54,542,371	10.38%
Bank of New York (GDR holders)	56,932,910	56,932,910	71,166,138	13.55%
Others (below 5%)	245,534,031	245,534,031	306,917,539	58.44%
	420,177,137	420,177,137	525,221,421	100.00%

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN , constituting 5.69% of total number of votes on the General Meeting of Shareholders.

There were no movements in the share capital in the financial year.

Members of the Company's Management Board as at 25 March 2003 were as follows:

Zbigniew Wrobel	- President
Jacek Strzelecki	- Vice-President
Slawomir Golonka	- Vice-President
Janusz Wisniewski	- Vice-President
Andrzej Macenowicz	- Vice-President

During the financial year the following changes in the composition of the Management Board took place:

On 8 February 2002 the following Members of the Management Board were dismissed:
Andrzej Modrzejewski – President
Jaroslaw Tyc – Vice-President
Andrzej Dretkiewicz – Member of the Board

On 7 March 2002 the following Members of the Management Board were dismissed:
Czeslaw Bugaj – Member of the Board
Wladyslaw Wawak – Member of the Board
Wojciech Weiss – Member of the Board

On 28 June 2002 mandate of Vice-President of the Management Board Krzysztof Cetnar has expired.

On the 8 February 2002 the following Members were appointed to the Management Board:
Zbigniew Wrobel,
Slawomir Golonka,
Andrzej Macenowicz.

On 7 March 2002 Janusz Wisniewski was appointed to the Management Board.

On 11 July 2002 Jacek Strzelecki was appointed to the Management Board.

(in thousands PLN)

2. FINANCIAL STATEMENTS

2.1. Auditor's opinion and audit of financial statements

Ernst & Young Audit Sp. z o.o. located in Warsaw, Sienna St. 39, is a certified entity entered on the list of certified auditors under no. 130.

Ernst & Young Audit Sp. z o.o. was elected by the Supervisory Board of PKN ORLEN S.A. on 24 October 2002 to audit the Company's financial statements.

Ernst & Young Audit Sp. z o.o. and the auditor managing the audit meet the conditions, as defined by art. 66 clause 2 and 3 of the Accounting Act dated September 29, 1994 (Journal of Laws No 76 dated 17of June 2002) ("the Act"), enabling them to express an impartial and independent opinion on the financial statements.

Pursuant to the agreement executed on 23 December 2002 with the Company's Management Board, we have audited the financial statements for the year ended 31 December 2002.

Our responsibility was to express an opinion on the financial statements based on our audit. The auditing procedures applied to the financial statements were designed to enable us to express an opinion on the financial statements taken as a whole.

Our procedures did not extend to supplementary information that does not have an impact on the financial statements taken as a whole.

Based on our audit, we issued a separate auditor's opinion dated 25 March 2003, which was as follows:

"1. We have audited the attached financial statements for the year ended 31 December 2002 of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock at Chemikow St. 7, containing:

- the introduction to the financial statements,
- the balance sheet as at 31 December 2002 with total assets amounting to 12,590,537,906.02 zlotys (in words twelve billion five hundred ninety million five hundred thirty seven thousand nine hundred six zlotys and 02/100),
- the profit and loss account for the period from 1 January 2002 to 31 December 2002 with a net profit amounting to 382,269,825.11 zlotys (in words three hundred eighty two million two hundred sixty nine thousand eight hundred twenty five zlotys and 11/100),
- the statement of changes in shareholders' equity for the period from 1 January 2002 to 31 December 2002 with a net increase in shareholders' equity amounting to 404,497,865.27 zlotys (in words four hundred four million four hundred ninety seven thousand eight hundred sixty five zlotys and 27/100),
- the cash flow statement for the period from 1 January 2002 to 31 December 2002 with a net cash outflow amounting to 20,132,245.92 zlotys (in words twenty million one hundred thirty two thousand two hundred forty five zlotys and 92/100) and
- the additional notes and explanations.

(in thousands PLN)

The format of the attached financial statements for the year ended 31 December 2002 ("the attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Management Board. Our responsibility was to audit the attached financial statements and to express an opinion whether, based on our audit, these financial statements are, in all material respects, true and fair and whether the accounting records that form the basis for their preparation are, in all material respects properly maintained.

3. We conducted our audit of the financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance whether the financial statements and books and records are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles adopted and used and significant estimates made by the Management, as well as evaluating the overall presentation of financial statement. We believe our audit has provided a reasonable basis to express our opinion on the financial statements treated as a whole.

4. The financial statements for the prior financial year ended 31 December 2001 were subject to an audit by another auditor who issued an unqualified opinion on these financial statements, dated 6 May 2002.

5. In our opinion, the attached financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Company's operations for the period from 1 January 2002 to 31 December 2002, as well as its financial position as at 31 December 2002;
   - have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and regulations issued based on that Act, on a consistent basis, and based on properly maintained accounting records;
   - are in accordance with the Accounting Act referred to above and regulations issued based on that Act and the Company's articles of association that affect their content.

(in thousands PLN)

6. Without qualifying our opinion, we draw attention to the following issues:

   (a) As of 1 January 2002, the Act dated 9 November 2000 on Amendments to the Accounting Act became effective. Due to the above, the Company changed its accounting policies as presented in detail in Note C of the introduction to the financial statements and in Note 61 of the additional information and explanations of the attached financial statements.

   (b) In accordance with the regulations of the Accounting Act, the Company has presented in the attached financial statements shares in subsidiaries and associates at cost (adjusted for any permanent diminution in value). In accordance with the Accounting Act, the Capital Group of Polski Koncern Naftowy ORLEN S.A. (the "Capital Group"), of which the Company is the parent company, will prepare consolidated financial statements. The financial results and net assets of the Capital Group's will significantly differ from the Company's financial results for the 12 month period ended 31 December 2002 and its net assets as at that date.

7. We have read the Management Board Commentary on the Company's Operations for the period from 1 January 2002 to 31 December 2002 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree on current and periodic information."

The audit of the Company's financial statements was carried out from 20 January 2003 to 25 March 2003 at Company's premises.

2.2. Representations provided and availability of data

The Management Board confirmed its responsibility for the truth and fairness of the financial information presented in the financial statements. The Management Board provided us with all financial information, accounting records and other required documents as well as all necessary explanations. The Management Board has provided a written representation that:

- the information disclosed in the books of account were complete,
- all contingent liabilities had been included in the financial statements,
- all material events from the balance sheet date to the date of the representation were disclosed in the financial statements,

and confirmed that the information provided to us was true and fair to the best of the Management Board's knowledge and belief, and included all events that could have an effect on the financial statements.

(in thousands PLN)

2.3. Financial statements for prior financial year

The Company's financial statements for the year ended 31 December 2001 were audited by Lukasz Zalicki under the evidence number 9542/7118 acting for Arthur Andersen Sp. z o.o. located in Warsaw, Emilii Plater St. 53, under the evidence number 66. The chartered auditor issued an unqualified opinion on the financial statements for the year ended 31 December 2001, on 6 May 2002. The Company's financial statements for the year ended 31 December 2001 were approved by the General Meeting of Shareholders on 28 June 2002 at which meeting the stockholders resolved to distribute the 2001 profit as follows:

Dividends for shareholders (PLN 0.12 per share)	50,421,256.44
Supplementary capital	197,605,162.56
	248,026,419.00

The financial statements for the financial year ended 31 December 2001 together with the auditor's opinion, the excerpt from the resolution approving the financial statements, the excerpt from the resolution on the distribution of profit and the Directors' report were filed on, 8 July 2002, in the National Court Register.

The balance sheet as of 31 December 2001, profit and loss account and cash flow statement for the year ended 31 December 2001 together with the auditor's opinion, the excerpt from the resolution approving the financial statements and the excerpt from the resolution on the distribution of profit were published on, 14 November 2002, in Monitor Polski B.

(in thousands PLN)

3. ANALYTICAL REVIEW

3.1. Basic data and financial ratios

Presented below are selected financial ratios indicating the economic or financial performance of the Company for the years 2001 - 2002. The ratios were calculated on the basis of the financial data included in the audited financial statements for the year ended 31 December 2002. The ratios indicating the financial performance of the Company in 2000 have not been presented as they have not been adjusted for the amended Accounting Act.

	2002	2001
Total assets	12,590,537	11,982,186
Shareholders' funds	7,263,591	6,932,385
Net profit/ loss	382,270	260,860
Return on assets Net profit / Total assets	3.0%	2.2%
Return on equity Net profit / Shareholders' Funds	5.3%	3.8%
Profit margin Net profit / Sales	1.6%	1.1%
Liquidity I Current assets / Short-term creditors	1.00	1.12
Liquidity III Trade securities + cash / Short-term creditors	0.02	0.03
Debtors days Trade debtors at the end of the period x 365 / Net sales	18	18
Creditors days Trade creditors at the end of the period x 365 / Costs of sold goods for resale + cost of sold products	41	28
Stock turnover Stock x 365 / Cost of sold goods for resale + cost of sold products	77	55
Stability of financing Equity + provisions + long-term creditors / Total liabilities and equity	65.3%	72.6%

(in thousands PLN)

Debt ratio (%)	42.31%	42.14%
(Total liabilities – shareholders' funds) x 100 / Total assets		
Rate of inflation:		
yearly average	1.9%	5.5%
December to December	0.8%	3.6%

3.2 Comments on changes in financial ratios

Trends in the financial ratios were as follows:

Profitability ratios

In 2002 all profitability indices have increased in comparison to 2001: ROA from 2.2% to 3.0%, ROE from 3.8% to 5.3% and profit margin from 1.1% to 1.6%.

Liquidity ratios

Liquidity I index has decreased in 2002 by 0.12 in comparison with 2001. Its level in 2001 and 2002 was equal to 1.12 and 1.00 respectively. During the year 2002 liquidity III index decreased by 0.01 compared to 2001. It amounted 0.03 and 0.02 in 2001 and 2002 respectively.

Efficiency ratios

Debtors turnover in years 2002 and 2001 amounted to 18 days. The creditors turnover ratio in 2002 amounted to 41 days and increased by 13 days compared to 2001, when it reached the level of 28 days.

Stock turnover ratio in 2002 grew by 22 days comparing to 2001 and amounted to 77 days. In 2001 its value equalled to 55 days.

Gearing

Gearing ratio fell from 72.6% in 2001 to 65.3% in 2002.

Debt ratio

Debt ratio in years 2001-2002 maintained a steady level and amounted to 42.14% and 42.31% in 2001 and 2002 respectively.

3.3 Going concern

Nothing came to our attention during the audit that caused us to believe that the Company is not able to continue as a going concern for twelve months subsequent to 31 December 2002 as a result of an intended or involuntary closure or a substantial limitation of the current operations.

II. DETAILED REPORT

1. ACCOUNTING SYSTEM AND INTERNAL CONTROL SYSTEM

The Management Board is responsible for the completeness and accuracy of the books of accounts as well as for establishing and maintaining the Company's internal control system and preventing and discovering any irregularities.

In fulfilling this responsibility, the Management Board is required to make estimates and apply judgment to assess the expected benefits and costs relating to the policies and procedures that make up the Company's internal control system.

Internal control systems must provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorised use or disposition and that transactions are executed in accordance with management's authorisation and recorded properly to permit the preparation of financial statements in accordance with the Act.

Limitations inherent in any internal control system may allow certain errors or irregularities to occur and not be detected.

Material weaknesses are those weaknesses, where the design or operations of one or more elements of the internal control system do not ensure the reduction of risk to a relatively low level, such that errors or irregularities, which might prove material in relation to the audited financial statements, will occur and will not be discovered and corrected on a timely basis, by employees in the normal course of their duties.

1.1 Applied Accounting System

The Company's accounts are kept using the computer system SAP R/3 in the Company's office.

During our audit we have not noticed any material irregularities in the books of accounts which were not subsequently corrected and could have a material effect on the audited financial statements. These would include matters related to:

- the reliability of the accounting records, the absence of errors in the accounting records and trail of entries in the accounting records,
- the fact whether business transactions are supported by documents,
- the correctness of opening balances based on approved prior year figures,
- consistency between the accounting records, source documentation and the financial statements,
- the requirements on the safeguarding of accounting records and storing the accounting books and the financial statements.

(in thousands PLN)

1.2 Internal control

The purpose of our audit was to express an opinion on the financial statements. As the audit procedures are performed on a test basis, irregularities in the accounting records or the financial statements, or fraud and abuse may occur and be left undetected.

In planning and performing our audit of the Company's financial statements for the year ended 31 December 2002, we considered its internal control system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control system. Our consideration of the internal control system would not necessarily disclose all deficiencies in the system that might be considered to be material weaknesses.

During our audit we did not detect any irregularities in the internal control system, as defined in p. II.1 above, which could have had a material effect on the audited financial statements, including access control over data and the processing of the data by the Company's computer system.

2. ASSETS

Details of the Company's assets are presented in the audited financial statements for the year ended 31 December 2002.

Fixed assets were last counted during the year 2002 on a perpetual count system basis. The Company prepare the counting plan at yearly intervals. According to the plan each fixed asset is counted at least once every fourth year, with compliance of the Act. Any differences between the balance of fixed assets based on the accounting records and the figure arrived at during the count were adjusted in the accounting records in the year 2002.

Stocktaking of raw materials, semi-finished products, finished products and goods for resale was performed during the year 2002 on a perpetual stocktaking system basis.

Stocktaking of work in progress was performed on 31 December 2002.

Any significant differences between the balance per stock count and the books were explained and appropriately adjusted.

The balance of the trade debtors was confirmed by the Company at 31 October 2002. Confirmations received by the Company account for 81% of the total of trade debtors. All significant differences between debtor confirmations received and the balances in the accounting records were appropriately adjusted.

(in thousands PLN)

The ageing of trade debtors is as follows:

Up to 3 months	1,004,707
From 3 to 6 months	33
From 6 to 12 months	82
Over 12 months	-
Overdue, including:	339,417
Up to 1 month	177.957
Over 1 month up to 3 months	46.232
Over 3 months up to 6 months	18.216
Over 6 months up to 1 year	30.098
Over 1 year	66.914
Trade debtors gross	1,344,239
Provision	(150,861)
Trade debtors net	1,193,378

3. LIABILITIES

Details of the Company's liabilities are presented in the audited financial statements for the year ended 31 December 2002.

Trade creditors balances were confirmed by the Company on 31 October 2002. Confirmations received by the Company account for 70% of the total of the trade creditors. Any significant differences between confirmations received and the balances in the accounting records were appropriately adjusted.

4. PROFIT AND LOSS ACCOUNT

Details of the profit and loss account are included in the audited financial statements for the year ended 31 December 2002.

5. NOTES TO THE FINANCIAL STATEMENTS

The introduction to the financial statements and the additional information and notes to the financial statements for the year ended 31 December 2002 (jointly "notes to the financial statements") are in all material aspects consistent with the requirements of the Act, including art.45 of the Act.

(in thousands PLN)

6. DIRECTORS' REPORT

We have read the Report by the Management Board on the Company's Activities for the Period from 1 January 2002 to 31 December 2002 and the Rules for Preparing Annual Financial Statements ("Directors' Report") and conclude that the information derived from the attached financial statements reconciles with the financial statements. The information included in the Directors' Report corresponds with § 64 prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

7. CONFORMITY WITH LAW AND REGULATIONS

We have obtained a written Representation Letter from the Management Board that no laws or regulations were violated during the financial year. During our audit no facts indicating the violations of law or statute came to our attention which could have a material effect on the audited financial statements of the Company.

8. SPECIALIST'S WORK UTILISATION

While auditing, we have benefited from work of the following independent specialists:

- Actuary – (Deloitte & Touche) – valuation of prospective liabilities other than salaries and wages as of 31 December 2002.
- WS Atkins – specialist company – valuation of prospective environmental expenses in April 2002

on behalf of
Ernst and Young Audit Sp. z o.o.
00-121 Warszawa,
ul. Sienna 39
No 130

Lukasz Zalicki	Jacek Hryniuk
Certified auditor No 9542/7118	Certified auditor No 9262/6958

Warsaw, 25 March 2003

Ladies and Gentleman,

A year ago, the Supervisory Board entrusted me with the management of PKN ORLEN. Therefore looking back on the previous year is also an evaluation of the first year of activities of the Management Board under my lead, hence the unusual abundance of the information contained herein and the length of this letter.

Difficult as last year was, it was a good year too. It was the time of gruelling work and rapid acceleration in internal changes with a concurrent extremely adverse economic situation; we also commenced the Company's expansion, which had been promised for so long. Bearing in mind the challenges still ahead of us, it is with great pleasure that I share with you the joy from the concluded projects and achieved objectives.

Each of them is a product of the Company's consistent management and growth strategy developed by the Management Board. Our objective is to build a strong international enterprise in this part of Europe, which will be capable of effectively competing on the European markets and which will hold itself in readiness to actively participate in the inevitable globalisation processes.

Getting prepared for the tiring task of being the leader in the consolidation process, we resolved to begin by significant increasing the Company's effectiveness and internal strengthening. To meet these purposes, we pursued such actions as the restructuring activities within the Company and the Capital Group, as well as a widespread development of the retail segment and cost-savings programmes. At the same time, we carried on our M&A activities on the domestic market and in the neighbouring countries; we also continued to stabilise the core business through development of the petrochemical sector.

Let's move on to hard facts.

Beyond a shadow of a doubt, the Management Board's greatest achievements attained last year include the first step in the adopted development strategy, which was the acquisition of 494 service stations based in northern Germany from British Petroleum for an attractive price of EUR 140m. The service stations, whose average sales total approximately 2.8m litres a year, that is almost 50% above the throughput of PKN ORLEN's service stations in Poland and above the German market's average, become an efficient element of our network.

The attractiveness of the undertaking is enhanced by the fact that, by delivering to this network the Company-produced fuel, PKN ORLEN will not only earn its retail margins but the refinery margins too. Costs related to logistics are optimised through fuel and lubricant oils swaps.

Obviously enough, this undertaking has a symbolic dimension – for the first time ever, a Polish company effected such a large investment on a West European market – but it is primarily a business, which is good and financially sound. The ratios speak for themselves: the IRR stood at 16.5% while the 2002 EBITDA was over EUR 27m. We got hold of 7% of the market share in northern Germany; in some federal states it was as much as 13%. Our network is the sixth largest in Germany. It can be well said that PKN ORLEN has just joined the European Union as Poland's outpost.

Another event of historic importance was the conclusion of the agreement on establishment of a joint venture with Basell, after ten months of exceptionally hard negotiations, which meant the inclusion of PKN ORLEN into the world-wide distribution system of the petrochemical industry; as was highlighted by experts, this was effected on terms favourable to us. As part of the undertaking, the joint-venture will have built by the end of 2004 the polyolefin units with the capacities of 320,000 tonnes of polyethylene and 400,000 tonnes of polypropylene a year, at the cost of around EUR 300m. At the same time, PKN ORLEN will increase its ethylene and propylene production capacity, which are feedstock for the polyolefin units, by investing approximately EUR 250m. It is vital that under the agreements, we not only acquire a world-class and state-of-the-art technology, with an 80%-guaranteed utilisation ratio for our installations, but also access the international sales network operated by Basell.

Let's focus again on the Polish market. A year ago, the privatisation process of Rafineria Gdańska, Poland's second largest refinery, was proceeding without our participation – we were virtually excluded from it. Our actions involving a consistent and steady pursuance of the iron logic in representing the interests of Poland, Polish companies, all shareholders and investors, as well as presenting a clear vision of development of Poland's one of the most significant economic pillars, which is PKN ORLEN, and basing the line of reasoning supported with relevant figures and facts resulted in a change of the government's strategy, which had been in place for six years. Consequently, PKN ORLEN is now a member of a consortium, which has been granted the exclusivity in negotiations with Nafta Polska SA on the acquisition of available shares in Rafineria Gdańska.

Execution of profitable contracts for crude oil supply for the following years is the third project of strategic importance. In accordance with the projections, we diversified the sources of supply – over 40% of crude oil will be supplied by J&S and some 40% by Yukos Group, Russia's largest crude explorer with whom we signed direct co-operation agreements.

The fourth challenge of strategic importance was refocusing PKN ORLEN from production to marketing. The best evidence of this large change which occurred in such segments as wholesale and retail trade is total rebranding, i.e. reconstruction and change of the image of PKN ORLEN's more than 250 service stations and in the next 600 service stations we introduced easily recognisable key branding elements (mostly 9–12 meters high information pylons). I know that everyone has noticed the change, and among the competition it must have aroused justified fears. The process is, of course, still in progress. Now our customers will easily find their service stations to fill up their cars with the fuel of the highest quality, to do the shopping and to collect points in the VITAY programme – the largest loyalty scheme in Central Europe. The number of the programme's participants is continually growing thanks to attractive prizes and efforts of our friendly and agreeable staff of the stations, who are thoroughly trained in the area of customer service. These actions allowed us to restore our prestige and considerably improved the image of the Company. 11.5% of customers returned to us. This is a good trend.

We have been also working on enhancing the internal structures. We started with the Management Board by reducing the number of its members from nine to five. We also reduced the number of the directors reporting to the Management Board from 60 to 22, and the number of a lower-tier executives from 160 to fewer than 100. This movement naturally made the pace of our work more dynamic and, at the same time, it represents an appropriate sign of the tendency. At present, the management staff is paid in accordance with the incentive system introduced at the end of 2002, which is based on the Company's performance. For the managers this is a significant incentive to improve the effectiveness of the entire Company. In 2004, we are going to implement the bonus system for the management which will depend directly on the value of the Company and finally, we intend to introduce changes also at lower ranks. We trust that we will be able to achieve a permanent increase and improve the profitability of PKN ORLEN.

Ladies and Gentleman,

In 2002, PKN ORLEN had to face a difficult situation caused by the strong volatility of crude oil prices worldwide. A frail GDP growth in Poland, combined with a simultaneous increase in crude oil prices (by 2.3% y-o-y), led to a weaker demand for petroleum products. We also had to deal with lower refinery margins, which shrank by 60% compared with the corresponding period of the previous year. The refinery margins calculated on the basis of Brent crude prices fell from USD 18.4 per tonne in 2001 to USD 8 per tonne in 2002. We estimate the theoretic adverse effect of reduced margins on EBIT at approximately PLN 468m.

The gap between Ural and Brent crude prices also shrank, which led to a PLN 35m fall in pre-tax profit.

Poland's GDP growth was 1.3%, which for an emerging market is by all means unsatisfactory. The unemployment rate at the end of 2002 reached a dangerous high of approximately 20%. This led, in particular, to a drop in sales of new cars in Poland by 6% from last year's figure. These and many other factors (e.g. development of the grey market of fuel imports and trade) had an adverse effect on fuel consumption, which fell by 2.8% in relation to the previous year. In this context, the 1.9% rise in PKN ORLEN's sales is an achievement, comparable to a situation where you are running up an escalator that is going down. Also the weakening of the US dollar in relation to the złoty (by 2.1% compared with 2001) had a negative impact on PKN ORLEN's revenue.

But our forecasts are optimistic. The economy worldwide, including Poland, showed signs of a slight rebound last quarter. We recorded, for instance, growth in domestic demand by 0.8%. Also the GDP growth of 3.6% in 2003, as expected by the government, brings a ray of light. However, this optimistic official forecast varies from analysts' estimates (2.6%–2.8%). In this context, we can expect a real increase in the sales of new cars by approximately 7% in the coming year.

As you can see, we had to operate in a challenging economic environment. Yet we managed to increase profit. EBIT rose by over 8%, and the net profit by almost 47%, that is up to PLN 383m. This was possible thanks to cost cutting and higher profitability of wholesale. As we promised at the beginning of our term of office, the inland premium increased by 20% (to PLN 711m) thanks to making a full use of the room for change.

We also had to face unfavourable changes in the regulations on income and excise taxes. Despite the announced reduction of the corporate income tax rate from 28% to 24%, the Parliament agreed to accept a reduction by a mere 1 percentage point – to 27%. This means that we will have to revalue deferred income tax provisions at PLN 49m. In accordance with Polish Accounting Standards, we also have to carry most re-branding costs as operating expenses and not investments to be depreciated. Furthermore, PKN ORLEN recorded an increase in costs incurred with a view to building the ORLEN brand and increasing throughput per station. Although these expenses are made with a view to stimulating future growth, they already in 2002 led to higher throughput per station in the CODO network – by 11.5%. A rise was also seen in the general and administrative expenses that were beyond our control, e.g. insurance or real estate taxes. This group of costs is estimated at PLN 64m pre-tax, with costs of insurance (PLN 23m) being a major item. Increase in these items follows from higher rates due to reinsurance after the terrorist attacks of September 11th 2001. A positive event was the sale of LG Petro shares for PLN 58m. These changes, in addition to the difficult conditions in the oil industry, caused a net profit reduction by over PLN 600m. On the other hand, we recorded a positive result on stocks valuation (approximately PLN 206m) in connection with the use of the weighted average stocks valuation method.

Let us now have a closer look at our investments. Having decided that it is better to abandon even the needed investments and to pursue only the indispensable ones, we reduced net capital expenditure to PLN 648m while sustaining the same, complex economic effect. Concurrently, we shifted most of our investment efforts from the refining segment to marketing, which is considered to be the pivot of PKN ORLEN's new strategy. And, as we promised, our production investments were made chiefly to bring us in line with the AutoOil 2005 standards. Our production capital expenditure amounted to approximately PLN 130m.
The profitability and value of our capital expenditure are of paramount importance to us. The basic factors which condition the implementation of our development and expansion strategy are the financial standing and solvency: in 2002, the level of our financial leverage decreased further, down to approximately 25% at the end of the year. Given such a low level of external financing, we may feel safe even if the value of our liabilities increases up to the next threshold of EUR 300m, which would have no impact on our credit rating, currently at BBB

(according to Fitch). Proceeds from the sale of some of our non-core assets are and will be for us an additional source of free cash flow – relevant transactions in this respect, just like the restructuring of the Capital Group, are already being negotiated with potential buyers.

The ROACE ratio (EBIT after tax / average (equity + net debt)), which in 2002 stood at 4.7%, remains still unsatisfactory. That is the reason why we have launched two complex projects: the Economic Value Added (EVA, in cooperation with Andersen Business Consulting) and a comprehensive cost reduction programme (in cooperation with a reputable advisor specialising in this area – McKinsey & Company). These projects will be implemented not only in the production part of PKN ORLEN, which was the case earlier with KBC, but across the Plock complex and the whole Capital Group. Specific objectives to be attained as part of the programmes and the time anticipated for their achievement will be provided together with our results for Q2 2003.

Let me now comment shortly on PKN ORLEN's operating performance. In 2002, we increased utilisation of our production facilities by about 1.2 percentage points, up to 92.4%. Over the same period, the level of fuel output increased slightly, not due to any earlier limitations in our production plant but owing to a considerable increase in petrochemical production and sales. In 2002, the volume of sales of petrochemicals increased by 25.4%. The growing trend on the Polish petrochemicals market will continue. PKN ORLEN has competitive advantage over the competition with respect to the costs of petrochemical production and wishes to take full advantage of the market conditions and to exploit all the existing opportunities in this area, which is perceived as having considerable stabilising potential for PKN ORLEN's operations.

Lower sales of light products may be attributed to weaker markets and the fact that the question of using light heating oil as car fuel remains unsolved. We are aware of the problem of increased imports of light heating oil (up to 300,000 tonnes) and of some high-sulphur components, which are often used for Diesel oil, by those who avoid paying the excise duty. This issue should soon be regulated with relevant laws as it has a very negative impact on the state budget revenues as well as on the general opinion on the quality of Polish fuels.

Dear Shareholders,

A year ago I made some promises with respect to the Company's operating parameters and the targets to attain. Now is the time to look at whether I kept them.

Most of the parameters and targets were attained. The targets we have set for ourselves for 2002 were achieved owing to enhanced efficiency and refocus of our actions and investments onto the customers, who are the final link in our production and marketing chain. The 20% increase in the inland premium testifies to the efficiency of our logistics. Our achievements in the area of retail sales, such as e.g. a 4.4% increase in the volume of sales compared with the 5% target, or a 3% increase in the gross sales margin, precisely as forecast, fill us with optimism and confidence that the course of action we pursue is effective. We rebranded and upgraded 258 service stations and marked another 600 with a new logo, one of the best recognisable logos in Poland, on perfectly visible pylons. A very important development was reaching agreement with the National Association of Owners of Service Stations (dealer owned and operated stations) and implementing a cooperation programme based on franchise agreements prepared together with the Association, which ended the dispute that continued for a few years.

The success of PKN ORLEN would not be possible without teamwork. One of my first decisions was to eliminate director functions for individual units, which until that time had been performed by the members of the Management Board. In this way, while maintaining the functional division of duties, the Management Board jointly shares responsibility for the whole Company. The soundness of such a concept is confirmed by independent opinions: the *Businessman Magazine,* a prestigious Polish monthly, when awarding the title of the manager of the year, for the first time did not honour just one person, but the whole Management Board of PKN ORLEN. This title is among other precious awards won by the Company in 2002: the "Byk" (bull) award from the *Sukces* magazine for the achievements in 2002 and the award from Euromoney Magazine for "A Leading Company in Poland For Corporate Governanace".

Therefore, it comes as no surprise that we decided to build and sponsor the rally ORLEN Team. The participation of motorcyclists and car drivers in the gruelling Dakar Rally, where the Polish drivers came in the top ten – the best result ever achieved by Poles in this rally – is not only a testing battle field for our products, but also a common success of many people: mechanics, drivers as well as marketing and PR specialists. This is a carefully planned process of establishing ORLEN's brand which Poles want to associate with.

In 2003, we are also set to face a number of challenges. Political unrest in the world and instability of the crude oil prices will not favour painless development. Two of our most prominent undertakings – the joint venture with Basell and the service stations in Germany – will be in their intermediary stage and will not yet positively contribute to our results. What is more, we are planning a two months' shutdown of the Hydrocracker, because of the need to increase its efficiency.

However, in spite of all that we will not slow down the pace of our work and the transformation. We do believe that the privatisation of the Gdańsk Refinery will be finalised with our participation and that the third stage of the privatisation of PKN ORLEN will commence, thus giving a signal to initiate sector consolidation in the region. We will be implementing ambitious investment and business programmes, we are determined to overcome the difficulties and to create value for the shareholders. I am confident that our efforts will lead us to success. That was the reason why we have changed our financial reporting standards and communicate so intensely with the investors, inviting them to contribute to the management of the Company. We listen to their remarks and try to see their point of view, because they are the ones who invested their assets and expect success. We are pursuing a common goal.

I wish to thank everyone who, like me and the entire Management Board acting under my guidance, believe that our goal can be achieved, who share my passion for making history and creating reality: building ORLEN's position and ORLEN brand – as we may now proudly say – worldwide.

Zbigniew Wróbel
President of the Management Board
PKN ORLEN SA

MANAGEMENT BOARD COMMENTARY ON BUSINESS OPERATIONS OF POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA FOR 2002 (DIRECTORS' REPORT)

INTRODUCTION

During 2002 in Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) organisational and employment changes took place on the management level. A number of actions supporting the Company's management have been undertaken. On 8 February 2002 Supervisory Board dismissed Andrzej Modrzejewski from the position of the President of the Management Board – General Director, Jaroslaw Tyc from the position of the Vice-President of the Management Board - Retail Sales Director and Andrzej Dretkiewicz from the position of Vice-President of the Management Board - Wholesale and Logistics Director. On that day Zbigniew Wrobel was appointed on a position of President of the Management Board - General Director, as well as Slawomir Golonka on a position of Vice-President of the Management Board and Andrzej Macenowicz on a position of Member of the Management Board. As a result of being appointed on the position of Vice-President of the Management Board Slawomir Golonka was dismissed from the Supervisory Board.

The Company's Supervisory Board on 7 March 2002 conducted consecutive changes in the composition of the Management Board, decreasing the number of its members from seven to five. As a result from the Management Board were dismissed: Czeslaw Bugaj from the position of Member of the Management Board - Production Director, Wladyslaw Wawak from the position of Member of the Management Board - Development and Technology Director, Wojciech Weiss from the position of Member of the Management Board - Employee and Restructuring Director. Additionally Janusz Wisniewski was appointed on a position of Vice-President of the Management Board. Moreover, Supervisory Board entrusted the position of the Vice-President of the Management Board to Andrzej Macenowicz, fulfilling till then function of Member of the Management Board. As the result the Management Board comprises of five persons and its composition during the period from 7 March – 28 June 2002 was as follows:

Zbigniew Wrobel – President of the Management Board,

Krzysztof Cetnar – Vice-President of the Management Board – Economic and Financial Director,

Slawomir Golonka – Vice-President of the Management Board for Sales,

Andrzej Macenowicz – Vice-President of the Management Board for Human Resources and Management Systems,

Janusz Wisniewski – Vice-President of the Management Board for Development and Production.

On 28 June 2002 mandate of the Krzyszot Cetnar the Vice-President of the Management Board, Economic and Financial Director, has expired as a result of termination of three year term of office, for which he was appointed. On 11 July 2002 Supervisory Board of PKN ORLEN appointed Jacek Strzelecki for the position of the Vice-President of the Management Board - Economic and Financial Director.

On 15 April 2002 a resolution of the Management Board introduced a temporary Frame Organisational Rules and Regulations of PKN ORLEN. Its instructions make a combination of previous management system based on function units headed by the Members of the Management Board – Unit Directors with new range of responsibilities of the President – General Director and four Vice-Presidents of the Management Board, specified by the Supervisory Board of the Company. There was a merger of management of wholesale and retail as well as control over the production, maintenance of processes and development of the production and logistics parts.

New Frame Organisational Rules and Regulations of PKN ORLEN were approved by the Management Board on 18 June 2002, and from 1 July 2002 they came in force within the Company. According to Regulations, organisational structure of PKN ORLEN consists of Head Office in Plock and Warszawa, Production Department and 12 Regional Organisational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units (Regions) are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices and Regional Financial Offices .

A function of the Board Member and director commanding current operations of the group of organisational units are now separated. The number of directors reporting directly to the Members of the Managements Board was reduced. It allowed clearer definition of areas of responsibility and improvement of internal communication. The Members of the Management Board within monitoring areas assigned to them, define unified standards and procedures of co-operation with selected companies of the Capital Group in order to optimise realisations of tasks defined in the Company's strategy.

According to the new Rules and Regulations the Company is managed by 5-member Management Board: President of Management Board and four Vice-Presidents. President of Management Board is the General Director simultaneously. The deputy General Director is the Director for Production and Technology within the area defined by authorisation given by the General Director. President of the Management Board – General Director leads the activities of the Company with an assistance of Vice-Presidents, who control Reporting Directors and other managers of the remaining departments and supervises the tasks assigned to the appropriate managers and directors. Reporting Directors possess the following duties: they report directly to the Members of the Management Board, they manage the selected areas of the Company, they realise objectives according to authorised operating plans of the Company and strategy approved by the Management Board. There is a consequence of delegating responsibilities and authorisations from the Management Board level to lower levels. Frame Rules and Regulations include areas of responsibility not only of the appropriate Members of the Management Board, but also concerning all managers of the operating units who report directly to the Members.

The Management Board decided to create new regional structure in order to meet sales objectives – Macro-regions. Frame Rules and Regulations comprise general rules of Macro-regions operations. All works related to preparation of functioning and introduction of macro-regions' structure are monitored by steering group, appointed by official order of President of the Management Board – General Director. The president of the Team is Sales Director. According to the Team's guidelines, conception of functioning of macro-regions was prepared, including restructuring of existing regional structures, focused on:

increase in efficiency of sale structure management,

increase in efficiency of sales process,

increase of competence of management in macro-regions,

increase in responsibility for results of sale segments (margin, costs),

realisation of budget (quantity of sale, costs),

facilitation of internal communication in sales structure and structures supporting sales.

Simultaneously with reorganization in regions, deep functional analysis of the Company's mechanisms has started as well as realisation of projects aimed at improvement of its efficiency. Conducted restructuring works involved all areas of the Company's activities and whole Capital Group of PKN ORLEN.

Apart from above mentioned changes in both legal and organisational sphere made during 2002, significant influence on the Company's functioning and results achieved have external factors, as well as internal actions conducted in order to ensure high economic efficiency.

The most important external factors having an impact on the results of PKN ORLEN are the following:

ξ Economic growth

In 2002 increase in economic growth rate amounted to 1.3% comparing to 1.0% in 2001. The biggest influence on increase of economic growth rate have increase in export and domestic demand. In 2002 domestic demand risen by 0.8% y/y (after fall by 1.17% earlier) mainly as a result of 2.9% increase in consumption (+1.7% in 2001). Majority of current economic forecasts indicate long awaiting economic revival. In the current year, according to Ministry of Finance forecasts, Polish economy should develop in pace 3-3.5% of economic growth rate, and the biggest influence on that dynamics will have corporate investments and gradually increasing domestic demand and further increase of export. The Management Board of PKN ORLEN recognised budget assumptions regarding so significant improvement in economy as being too optimistic. As a result the level of sales in 2003 is planned to maintained at the level of sales realised in 2002.

ξ Unemployment growth

In 2002 a worsening situation on labour market was observed. From month to month the number of unemployed was increasing. Unemployment rate at the end of December 2002 increased from 18.1% comparing to 17.4% at the end of 2001. Increase in unemployment in Poland is a factor restricting domestic demand and influences the level of sales of the Company's products. In 2002 according to estimates, further decrease by about 2.8% consumption of engine fuels (fuel, diesel) took place in Poland.

ξ Inflation

At the end of the year 2002 inflation decreased to level 0.8% year to year form 3.6% at the end of 2001. Average yearly inflation went down to 1.9% in 2002 from 5.5% in 2001. Year 2002 was the period of the lowest increase in prices since the beginning of transformation process in Poland.

ξ Prices of crude oil, refinery products and margins

Financial results of PKN ORLEN depend on the level of margins gained on individual products. The margin gained by the Company depends on fluctuation of prices of finished goods and crude oil. In 2002 there were significant fluctuations of crude oil prices, but average price of Brent increased compared to 2001 only by 2.3% to level 25.04 USD/bbl. Additionally in 2002 a heavy decrease in margins on Company's products occurred, which unfavourably influenced achieved results. Margins on fuel decreased by 15.6% to level 60.80 USD/ton, on diesel by 34.6% to 33.92 USD/ton, on Ekoterm by 39.4% to level 23.06 USD/ton, what adversely influenced results achieved by the Company. There was written down significant decrease in refinery margins from 2.43 USD/bbl to 1.06 USD/bbl (according to PVM study). In 2002 occurred improvement in product sale structure in favour of products generating higher margins (diesel).

ξ Fluctuation of foreign exchange rate

The exchange rate fluctuations have significant impact on sales revenue (by means of adjusting the prices by the Company on the basis of import parity), costs of crude oil and other raw materials as well as financial costs of debts expressed in foreign currencies.

Most purchases of crude oil and other raw materials realised by PKN ORLEN is denominated in USD and EUR, although the majority of sales is realized in PLN. As a result of above, changes in PLN rate in relation to foreign currencies exert significant influence on Company's results. Average yearly USD rate decreased by 0.5% to level of 4.08 PLN (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 31 December 2002).

ξ Changes in fiscal policy and current law regulations

Corporate income tax rate for 2002 equalled to 28%. In year 2003 the corporate income tax rate is set at 27%, not as had assumed previously by the Minister of Finance – to 24%. The higher level of tax rate has an adverse impact on net profit of the Company. During 2002 excise tax rate was increased once, in January. Each increase in excise tax influences the level of the Company prices.

ξ Mandatory reserves

Owing to obligations, resulting from prospective membership in United Europe, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energetic safety for the country. Thus, the producers and importers of fuels have been necessitated to create the mandatory reserves. The current schedule of creation the reserves of liquid fuels is specified in the Decree dated on 14 June 2002, implemented on 1 July 2002. The reserves are created on basis of production and import quantities, realised by the specific company in the previous year, less export. In 1999 and each of the following years the level of mandatory reserves required increases by further 2 per cent as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year, this responsibility can be transferred to the Company).

PKN ORLEN builds and maintains mandatory reserves of fuels (fuels, diesel, Ekoterm) and crude oil. Mandatory reserves are stored both in warehouses belonging to PKN ORLEN and to other companies, among others Naftobazy Sp. z o.o., PERN "Przyjazn" S.A. and IKS Solino S.A.

ξ Drop of car sales

In 2002, once again demand on Polish car market decreased. According to companies specialising in the automobiles' market analysis, sales of the passenger cars dropped by approximately by 6.4% and reached the level of 306 thousand of cars. Drop of car sales resulted from continuously falling disposable income and ascending unemployment rate.

ξ Interest rates

Exceptionally low inflation rate for year 2002 as well as necessity to revive the economy were conducive to reduction of basic central bank interest rates. During year 2002 Polish Monetary Council eight times lowered the basic interest rates. As a result, the basic bank rate was reduced by 4.75%. The other basic NBP rates were declined in a similar extent. At the end of 2002 Lombard Rate reached the level of 8.75% whereas Discount Rate – 7.50%. The level of basic rates has an impact on cost of the Company's debt management.

Among internal factors that influenced the results of PKN ORLEN. in year 2002 the following are mentioned:

ξ Loyalty programs development

Program VITAY is a loyalty scheme designed for the individual clients that visits ORLEN filling stations on regular basis. VITAY was implemented on 14 February 2001. Until 31 December 2002 VITAY has gained almost 3.5 million of participants and 1.397 filling stations, including 1.286 own stations and 111 franchise outlets. The clients, while purchasing under the programme conditions are granted VITAY points, which can be traded later in VITAY gifts. For each zloty spent on fuel, the participants are granted 2 points, whereas for other products – 3 points. In December 2002 the next stage of creating relationships with customers and strengthening their loyalty was implemented. Program VITAY was enriched by quality prizes and partner offers of the companies cooperating with PKN ORLEN. In a new edition of VITAY catalogue a new formula of granting points was applied in order to promote services offered by filling stations (e.g. car wash and hoover).

The Company offer for enterprises possessing their own means of transportation the program "FLOTA POLSKA". At the end of 2002 the program embraced 2.267 fleets. Fuel Fleet cards are designed for clients that wish to take part in user friendly and financially beneficial system of fuelling and basic car service.

ξ Rebranding

Change in external visualisation (from CPN brand to ORLEN), described as "rebranding" is one of the most important and complicated projects commenced in year 2002. Rebranding is considered to be one of the most long – term significant projects in PKN ORLEN strategy. Due to large amount of filling stations it is financially demanding. At the end of 2002 there were 258 filling stations under fully rebranding (including 202 under rebranding project) whereas 587 locations were under partial rebranding. In 2003 process of visualisation change will be continued.

ξ Investment programs

Effectiveness of the Company growth in 2002 was to a great extent influenced by investment processes in production and marketing.

To the largest investment projects being realized and finished belong:

Activation the DRW III installation in April 2002. Due to this fact, the crude oil processing capacity of the Company increased by additional 3 million tons per year. Moreover processing costs per unit will be lowered.

The intensification of Polypropylene II installation has been finished. It will enable increasing its production by 27 thousand ton per year.

Modernisation of Biturox installation – enlarging the storing capacity and improving the system of asphalt distribution.

Commencing the revamping project for production unit Olefins II, what will facilitate the production of ethylene at the level of 660 thousand ton per year and polypropylene to 315 thousand ton per year.

The beginning of Hydrocracking installation in order to improve the production capacity by 30%.

Among the market projects may by listed:

Extension of warehouse in Ostrow Wlkp and Mosciska.

Finalising work on pipeline Plock – Ostrow Wlkp. as well as fuel and crude oil pipeline to salt mine IKS "Solino" S.A.

Building of fuel containers of 48 thousand cubic meter capacity

Realisation of investment at the filling stations:

in new locations – 7 stations,

in existing locations – 14 stations,

partial modernisations – 282.

ξ Optimisation projects

Implemented with cooperation with company KBC Profit Increase Program brings measurable effects in cost per barrel reduction. The program bases on technological procedures modification and optimisation of production capacity of individual installations what result in decreasing of production costs in the Company. In 2002 Profit Increase Program was realized independently by PKN ORLEN group of employees. The program brings measurable cost cuttings in area of variable production costs.

Contract realized with Aspen Technology Limited Sheraton House will ensure improvement of performance of programme PIMS used for production process optimisation. Entire implementation of modified system is planned for year 2003.

Cooperation commenced with Shell Global Solutions will result in rational decreases in maintenance costs and production time optimisation of installations. The program will ensure methodology harmonization within risk management for entire Production Area and will contribute to increasing work effectiveness of production installations.

ξ Risk Management System

In 2002 the Management Board of PKN ORLEN made a decision of building and implementing integrated system of risk management. Measurement and Risk Analysis System will be the fundamental element of the system as the level of complexity of exhibition, interference between business risk factors (including the price factor), financing and crediting factors and occurrence of natural hedging. As regards of the level of complexity of exhibition, the presence of interdependence between market risk factors (including price risk), finance risk factors and credit risk factors, as well as the presence of natural hedging, the fundamental element of the system will be Measurement and Risk Analysis System.

Building and implementation of SPiAR system (including IT application allowing risk measurement and analyses using Monte Carlo method in simulation of risk factors changes) will be provided by Deloitte&Touche consulting company. Completion of SPiAR system implementation is foreseen at IIIQ 2003.

ξ Acquisition of fuel stations in Germany

On 10 December 2003 after a few months negotiations PKN ORLEN reached initial agreement with British Petroleum (BP) regarding acquisition of fuel stations chain located in northern Germany (Jewel package). Purchase price amounted to EURO 140 million and included 494 fuel stations operating under three brands: BP, Aral and EM Eggert. All purchased stations comprise circa 3% of all fuel stations operating in Germany or average 7% at local markets. Annual sale of the stations in 2002 amounted to 1.4 billion of litres – average 2.8 million of litres per station. Under agreement with former owner (BP) current brand will be changed at all stations till the end of year 2003.

ξ Joint venture company with Basell

In 2002, 3 years lasting negotiations regarding joint-venture company between PKN ORLEN and Basell Europe Holdings N.V. (Basell) for the purpose of polyolefin production, distribution and marketing operations were finished. Under agreement joint venture company was created - 50% of shares were subscribed for PKN ORLEN in exchange for contribution-in-kind (Polymer Block) being its organised part of enterprise and 50% shares were subscribed for Basell in exchange for the license for production of new kind of polymers and cash contribution.

I. CURRENT AND PROJECTED FINANCIAL POSITION OF THE COMPANY

1.1 Production

In 2002 the volume of crude oil processed was 12,473.9 thousand tones and was by 155.4 thousand tones (by 1.3%) higher than in the previous year. After completion of renovation works (in June) of hydrocracking installation, processing of low sulphur crude oil on DRW II installation was terminated. Termination of processing of low sulphur crude oil is mainly the result of use of potential of gudron hydrodesulphuring and hydrocracking as well as improvements implemented in Department of Lubricating Oils.

Decrease in white products yield from 79.9% in 2001 to the level of 78.4% in 2002 resulted from planned overhaul of hydrocracking installations and HOG.

In additional notes the comparisons of production of basic products are presented for the years 2001-2002.

In the year 2002 main factors determining production processes in the Company were:

- change in structure of processed crude oil (decrease in processing of low-sulphur crude oil),
- change in demand structure for fuel products (change in the direction of increase in production of medium distillates together with decrease in fuels),
- change in structure of mandatory reserves (50% in form of crude oil) and related decrease in finished goods inventory,
- production of unleaded fuel Eurosuper 95 E3 and SuperPlus 98 E3 (including ether EETB min. 3%),
- increase in crude oil prices.

Programs decreasing production costs include:

- conducting the Cost Reduction Program from SGS – MERIT,
- actualisation of program of operational planning PIMS with ASPENTECH company,
- monitoring of implementations within the Profit Improvement Programme with KBC.

1.2 Sales

Sales of finished products, goods for resale and materials in PKN in 2002 amounted to PLN 23,891,830 thousand, which is 101,8% of sales in 2001. Sales of finished products amounted to PLN 22,066,872 thousand and were higher in 2001 by 0.5%, however sales of goods for resale and materials amounted to PLN 1,824,958, which is by 20.5% more than in year 2001.

The main stake in sales of finished products, goods for resale and materials for 2002 constituted:

- Sale of refinery products (83.4%)
- Sale of petrochemical products (8.1%)

Sales of social services amounted to PLN 151,489.6 thousand and was lower than related revenues in 2001 by 3.4%. In 2002 PKN ORLEN. sold 11,166.6 thousand tones of products and goods, which is 1.87% more than in 2001. The biggest volume of sales (wholesale and retail) of products and goods came from:

Fuels – 3,117.3 thousand tones (28%)

Eurosuper 95 – 2,422.4 thousand tones (21.7%)

Super Plus 98 –195.5 thousand tones (1.8%)

Universal 95 – 499.4 thousand tones (4.5%)

Diesel – 3.029,9 thousand tones (27%)

Light heating oil – 1,584.5 thousand tones (14%)

Heating oil III – 1,047.1 thousand tones (9%),

LPG – 273.1 thousand tones (2.5%)

Aviation fuel JET - 265.9 thousand tones (2.4%).

Retail sales of fuels and LPG in 2002 amounted to 2,124.3 thousand tones and was by 4.4% higher than sales in 2001. Retail sales volume of individual kinds of fuel and LPG in 2002 amounted to:

Fuels – 1,241.7 thousand tones,

Diesel – 815.1 thousand tones,

LPG – 67.5 thousand tones.

Dynamics of retail sales of selected fuels and LPG in 2002 in comparison to year 2001 presents following table:

Product	Dynamics 2002 / 2001
Unleaded fuels including:	98.6%
Eurosuper 95	103.0%
Universal 95	78.4%
Super Plus 98	133.1%
Diesel	111.7%
LPG	163.8%

In 2002 quantitative structure of sales of products and goods in comparison to year 2001 has changed. Sales of Ekoterm decreased (by 20%) – as a result of fall in usage of light heating oil for vehicles and increase in import of that product, aviation fuel (by 4.5%) and slightly sale of fuels (by 0.9%). Sale of diesel fuel increased by 7.1% - mainly as a result of increase in export, LPG by 6.2% (huge market demand) and heavy heating oil by 13.2% (final product – depending on volume of production).

In the group of petrochemicals in comparison to year 2001 the increase of sale for all products was noticed (by 25.4%) except for insignificant fall in phenol (by 1.9%). Significant level of sale of petrochemical products in year 2002 was mainly the result of two factors:

introduction in 2002 of new technology of production, which allowed PKN ORLEN to increase production of aromas,

prolonged idle time of II Olefine Production Unit, which took place in 2001.

1.3 Sales and purchases markets

Main supplies of crude oil to Plock come from Russia crude oil market. Major suppliers are companies active on Russian market. The major share in deliveries of crude oil for Company, which exceed 10% of sales revenue in year 2002, had J&S Service and Investment Ltd.

Contracts signed in December 2002 concerning long term delivery of crude oil for PKN ORLEN should contribute to diversification of supplies in next periods.

In 2002 in comparison to 2001 a change in structure of domestic sales and export occurred. Share of export in total sale increase from 5% to 9% as a result of drop in demand on domestic market.

PKN ORLEN does not have any strategic customers whereas sales exceed 10% of total sales revenue. In comparison to 2001 the changes in customers structure were insignificant, the group of biggest customers remain unchanged.

Individual petrochemical products have their key customers, although value of sale of these products for given customer compared with total sales revenue is not significant. Such situation is applicable to the following products:

- Butadiene – F.Ch. Dwory – 88.8%.
- Ortoksylen – Z.A. Kedzierzyn – 63.1%.
- Paraksylen – Elana Torun – 100.0%.
- Oxide Ethylene – Rokita Brzeg Dolny – 40.8%.
- Ethylene – Anwil S.A. – 91.4%.
- Propylene - Z.A. Kedzierzyn – 54.2%.
- Benzene – Z.A. Pulawy - 52.3%
- Glycol – Elana Torun –46.7%.
- Phenol – Z.A. Tarnow – 28.5%.

1.4 Financial resources management

In 2002 indebtedness of PKN ORLEN has decreased. Net financial debt to equity ratio (credits, loans and debt securities decreased by cash and other cash assets/net assets) decreased from 30.0% at the end of 2001 to 25.5% at the end of 2002. Simultaneously, there were made changes to structure of financial debt, including changes of maturity and currency.

Share of credits and loans :	31.12.2001	31.12.2002
Long term	47%	0%
Short term	53%	100%
w USD	45%	52%
w PLN	55%	48%

Increase in debt denominated in USD is a result of debts repayment in PLN, while USD 200 million credit remained unchanged.

In year 2002 the Company incurred short term credits, both operational credit and overdraft from Polish banks, and issued short term bonds as a part of bonds issue program.

Additional information on maturity dates of credits, loans and debt securities issued by PKN ORLEN are given in Note 19E, 20C and 20D of financial statement PKN ORLEN for 2002.

1.4.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

PKN ORLEN in 2002 did not grant from the privatisation fund any loans for purchase of stakes and shares of companies funded as a result of PKN ORLEN restructuring.

Closing balance of loans granted from the Company's Social Fund to employees and pensioners of the Company as at 31 December 2002 amounted to PLN 18,592.8 thousand, and closing balance of loans granted to the employees of consolidated companies from the Capital Group, which signed an agreement with the Dominant Company on having a common social activity, amounted to PLN 3,142.4 thousand.

In year ended 31 December 2002 the Company did not grant to any Capital Group's company loans, guarantees and sureties. As at 31 December 2002 the closing balance of loans, guarantees and sureties amounted to:

- 31.12.2002 – PLN 94,548 thousand,
- 31.12.2001 – PLN 94,623 thousand.

PKN ORLEN in 2002 did not grant any loans, guarantees and sureties and did not signed any agreements obliging to provide benefits on behalf of Company with management and supervisory persons and theirs spouses, relations and kin up to second range of kinship and other personal related persons. As at 31 December 2002 there were no loans granted to Management Board and Supervisory Board members.

1.4.2 Bond issuance

Bonds issue is flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which participate Bank Handlowy, Bank Pekao S.A. and BRE Bank S.A. The issue is made through that bank, which offers the most favourable profitability of issued securities for Company.

In year 2002 Company issued three months bills. On maturity date bills were repurchased or in case the Company needed cash they were rolled (new issue). Under the Bond Issue Program the Dominant Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million. As at 31 December 2002 the indebtedness of the Company from bond issuance amounted to PLN 405 million.

1.4.3 Cash management

Financial situation of the Company remains stable and safe what was confirmed in 2002 through a decrease of financial indebtedness. The Company has high creditability, which enables it to receive quick and inexpensive external financing. Thanks to the long term consortium credit incurred in 2002 the Company opened itself way for effective raise of financial resources from abroad. Bonds issue program allowed the Company use of less expensive financial resources. The Company plans to continue the strategy of raising financial resources of long term nature from abroad as well as increase the scope of domestic bonds issue.

Lack of available cash during the year, resulted in no short term financial investments. Financial resources from current inflows were used for repayments of overdraft and located on "overnights".

The Company's concern is to effectively manage cash flows within its own accounts and accounts of Capital Group. Since February 2001 a system of mutual concentration for whole Capital Group is in operation. At the end of 2002 there are 10 companies of the Capital Group active in automatic system. System was improved in November 2002. Companies benefit even more from introduction of automatic cash management. Approved form of documentation authorisation allows companies of the Group to join the agreement and distribute benefits.

1.5 Changes in financial assets PKN ORLEN

PKN ORLEN as at 31 December 2002 possessed directly shares in 116 companies:

- in 67 subsidiary companies (with share above 50%)
- in 5 associated companies (with share in capital between 20% and 50%)
- in 44 minority companies (with share in capital below 20%).

Capital engagement of PKN ORLEN at the end of 2002 amounted to PLN 1,380,897 and increased by PLN 104,395 thousand in comparison to previous year . In 2002 many capital investments were made. In 2002 capital engagement increased in following:

- in December 2002 PKN ORLEN purchased from Orbis S.A. 165,924 shares of Dutch company – AWSA Holland II B.V. (9.218 % of initial capital) for PLN 61,400 thousand, resulting in indirect stake in Autostrada Wielkopolska S.A. According to Licence Agreement Autostrada Wielkopolska runs an activity in building and usage of charged sections of motorway,
- in 2002, Capital Group PKN ORLEN expanded by Poliolefiny Polska Sp z o.o. In first stage PKN ORLEN paid PLN 50 thousand in cash and was the only investor in this company. The company started its operations in 1 Q 2003, after changes in capital structure (50% PKN ORLEN/ 50% Basell). The company produces polypropylene and polyethylene and sales products on European markets. The Company is to reach full production capacity until 2006. The scale of petrochemical production is to be twice as high as presently, and sales is to be EUR 600 million per year.
- On 10 December 2002 PKN ORLEN entered into agreement with British Petroleum buying 494 petrol stations. This was conducted within cross-border fuel station network strategy and plans of Poland to enter EU in 2004. The purchased stations enable to fully utilise production capacity. It is estimated that yearly turnover of German network of PKN ORLEN will amount to EUR 2 billions. These fuel stations will operate under ORLEN and STAR logos depending on classifications. These investment is first stage in the process of building strong and stable presence of PKN ORLEN on energy market in Western Europe.

Major changes in respect to capital relations in 2002 are also following events:

- increase in financial engagement in petrol companies portfolio, which in 2002 amounted to PLN 90,429 thousand, resulted from the purchase of 6 thousand bearer shares and acquisition of 18 thousand registered shares of Ship - Service S.A., which makes up 60.86% shares in share capital of the company and 55,87% votes at General Shareholders Meeting. All shares were paid by PKN ORLEN in cash. Purchase price of shares amounts to PLN 22.8 million,
- contribution-in-kind of 4,492 shares of Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. of total value PLN 2,246 to ORLEN Medica Sp. z o.o.. As a result of this share capital of ORLEN Medica (PKN ORLEN owns 100%) increased from PLN 11,027 thousand to PLN 13,273 thousand. PKN ORLEN does not possess any shares in Sanatorium Uzdrowiskowe "Krystynka",
- increase in equity of Petrotel Sp z o.o. by amount PLN 5 million, designated for investment programme. PKN ORLEN purchased 4,321 new shares with nominal value PLN 1 thousand. The rest of shares was purchased by company's employees – 679 shares with nominal value PLN 1 thousand. As a result of this PKN ORLEN owns 88.8% shares in share capital. Other shareholders belong to employees.
- changes in capital engagement in ORLEN Gaz Sp. z o.o. as a result of contribution-in-kind in form of LPG

distribution station in Dzierzoniow and Ugoszcz of total value PLN 6,020 thousand. As a result of the increase the share capital reached PLN 21,823 thousand. PKN ORLEN acquired 6,020 shares at PLN 1 thousand each and owns 100% of share capital. In 2002 the next stage of lasting from 2000 consolidation of gas companies was completed , in the form of contribution of stakes in ORLEN Petrogaz Wroclaw Sp z o.o. and Petrogaz Lapy Sp. z o.o. in ORLEN Gaz Sp. z o.o.. As a result of capital increase in ORLEN Gaz from PLN 21,823 thousand to PLN 24,823 thousand, PKN ORLEN acquired 3 thousand shares with nominal value of PLN 1 thousand each and owns 100% shares in share capital. Increased capital was covered in the form of contribution-in-kind: 16 thousand shares of ORLEN Petrogaz Wroclaw of total nominal value of PLN 1,600 thousand and 140 shares of Pertogaz Lapy of nominal value PLN 1,400 thousand. As a result of this transaction PKN ORLEN does not possess any shares in ORLEN Petrogaz Wroclaw and Petrogaz Lapy.

- purchase from Telefonica S.A. 195,612 shares of Zaklady Azotowe Anwil S.A. for PLN 2,347 thousand. As a result of this transaction PKN ORLEN increased its participation in share capital of the company from 74.97% to 76.27%.
- increase of PKN ORLEN financial investments in Serwis Rzeszow Sp z .o.o. from PLN 241 thousand to PLN 338 thousand. PKN ORLEN acquired for cash newly issued 192 shares of PLN 500 each. PKN ORLEN possess 97.26% of shares in share capital of Serwis Rzeszow. Other shareholders are employees.

In 2002 the strategy in relation to holiday resort companies PKN ORLEN was to make several contribution-in-kind (real estate). Following the strategy:

- in Dom Wczasowy Mazowsze Sp. z o.o. share capital increased from PLN 150 thousand to PLN 1,649 thousand as result of contribution in kind of total value of PLN 1,499 thousand 2,499 shares with value of PLN 0.6 thousand were constituted. All new shares were acquired by PKN ORLEN, which owns at present 98.75% shares in capital.
- in SAMRELAKS Machowice Sp. z o.o. share capital increased from PLN 1,377,500 to PLN 6,724,500 - that is by PLN 5,347 thousand through issue of 10,694 shares with nominal value of PLN 500 each. All shares were acquired by PKN ORLEN and covered in form of contribution-in-kind.
- in Zawitaj Swinoujscie Sp. z o.o. increase in capital from PLN 530,500 thousand to PLN 4,109,500 as a result of contribution-in-kind (real estate of total value 3,579). All new 7,158 share with nominal amount PLN 500 each were acquired by PKN ORLEN.
- in Zespol Wypoczynkowy Mazowsze Sp. z o.o. increased from PLN 456 thousand to PLN 3,932 thousand. All new 3,476 share with nominal amount PLN 1 thousand each were acquired by PKN ORLEN.

Increases in capital being results of contribution-in-kind took place in other companies being subject to restructuring process: Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. and ORLEN Transport Lublin Sp. z o.o..
PKN ORLEN acquired 6,824 new shares of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o with nominal value PLN 500 each. Share capital increased from PLN 3,124.5 thousand to PLN 6,536.5 thousand, after PKN ORLEN made a contribution-in-kind of PLN 3,412 thousand. PKN ORLEN possess 99.94% of shares in share capital of the company.

Share capital of ORLEN Transport Lublin Sp. z o.o. increased from PLN 10,139 thousand to PLN 16,173.50 thousand by PLN 6,034.1 thousand through issue of 60,345 shares (PLN 100 each). New issued shares with total value of PLN 6,034,100 were acquired by PKN ORLEN in form of contribution-in-kind. Shares with value PLN 400 each were purchased by employee of the company and covered with cash. As a result of capital increase the financial investment of PKN ORLEN went up from 97.53% to 98.45%.

As a result of consolidation strategy of oil assets in Capital Group, oil department of Rafineria Trzebinia S.A. was transferred into ORLEN OIL Sp. z o.o. In return of transferred property Rafineria Trzebina S.A. acquired 29,558 new shares with value of PLN 1 thousand each. Share capital of ORLEN OIL increased from PLN 14,000 thousand to PLN 43,558 thousand. Rafineria Trzebinia owns 75.58% votes at General Shareholders Meeting.
Other shares are owned by:

Rafineria Nafty Jedlicze S.A. – 7.71%,

Rafineria Czechowice S.A. – 7.71%,

PKN ORLEN – 9.00%.

Financial investment of PKN ORLEN related not only to purchase of shares being basis for development and growth of value of Capital Group, but also on sales of assets, on which considerable profit was recognised, for example:

- sale of all shares in LG Petro Bank S.A. valued at cost PLN 35 million, with profit on transaction of PLN 58 million,
- sale of shares in CIECH S.A. valued at cost almost PLN 2 million, with realised profit of PLN 1,5 million.

In 2002 the following changes in ownership structure of Capital Group took place:

- sale of all shares in Deutsche Bank S.A. valued at cost PLN 8,320 thousand;
- sale of shares to employees in transport companies: ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., ORLEN Transport Lublin Sp. z o.o. and ORLEN Automatyka Sp. z o.o., Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. for total amount of PLN 6,300;
- in order to adjust value of shares to Commercial Code redemption of shares followed in: ORLEN Medica Sp. z o.o., Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – for total amount PLN 0.7 thousand and increase in share capital in Serwis Krakow Sp. z o.o. by PLN 0.3 thousand,

- PKN ORLEN purchased from employees of transport companies: ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., ORLEN Transport Lublin Sp. z o.o. and ORLEN Transport Olsztyn Sp. z o.o for total amount of PLN 68,390.

1.6 Profit and Loss Statement

1.6.1 Sales

In 2002 PKN ORLEN sales of finished products, goods for resale and materials amounted to PLN 23,891,830 thousand, which is 1.8% more than in 2001. The increase in sales value was mainly caused by increase of total sales volume (by 1.9%) in comparison to year 2001. Rise in sales was realised despite unfavourable macroeconomic factors. In analysed period sloping down trend of crude oil prices on the markets world-wide (fuel by 2.7%, diesel by 5.8% and Ekoterm by 4.8%) occurred. In 2002 average exchange rate USD was 4.08 PLN/USD and was slightly lower than in 2001 (by 0.5%). In mentioned period the Company faced a decrease in demand of fuel in Poland (fuel, diesel). Along with decreasing demand for fuels (by 2.8% - estimates based on dates of Nafta Polska S.A.) the Company recorded an increase in sales of products by 3.0%.

1.6.2 EBIT

Profit on sales of PKN ORLEN in year 2002 amounted to 604,929 thousand PLN and was higher by 36.9% in comparison to the profit on sales earned in 2001. Such high increase in sales was possible due to intensification of sales activities, mainly in the area of retail sales and optimisation of production costs and logistics. In 2002 the Company recorded growth in retail sale of fuels (fuels, diesel and liquid gas) by 4.4%. During 2002 an effectiveness of sales increased (volume of sales per station) by 11.5%. Changes in respect of non-fuel products sales (sale on own account) resulted in an increase (by 32.9%) in sales of non-fuel products.

In 2002 loss on other operational activity amounted to PLN 19,668 thousand in comparison to profit of PLN 99,362 thousand in 2001. Such considerable differences between 2002 and 2001 are result of lower operational revenues.

- lower release of environmental provisions by PLN 74,475 thousand,
- release of provisions of PLN 40,000 thousand for administrative decisions (Consumers and Competition Protection Department),
- lower level of impairment write-offs on tangible fixed assets by PLN 18,569 thousand.

Operating profit (EBIT) for 2002 amounted to PLN 585,261 thousand and was higher then in corresponding period of previous year by 8.1%.

1.6.3 Financial activity

In 2002 profit on financial activities amounted to PLN 31,161 thousand, comparing to loss of PLN 184,531 thousand in 2001. Lower interest in financial costs (by PLN 162,414 thousand) is most of all a result of interest rate fall during the year. In 2002, higher profit on sales of investment (by PLN 14,266 thousand) resulted mainly from sales of shares of BOS S.A. in year 2001 and shares of LG Petro Bank S.A. in 2002.

1.6.4 Extraordinary gains and losses

Balance of the extraordinary gains and losses amounted to PLN (-) 121 thousand, whereas in 2001 it was PLN (-) 1,651 thousand. In 2002 both extraordinary gains and losses were on significantly lower level in comparison to year 2001 and had insignificant influence on Company's net profit.

1.6.5 Gross profit, tax and net profit

PKN ORLEN gross profit is of PLN 616,301 thousand for 2002 (increase in comparison to 2001 by 73.5%). The increase in gross profit resulted in significant increase in income tax. Increase in income tax is caused not only by higher gross profit but also from different treatment of costs and revenues according to Accounting Act and corporate tax regulation. The revaluation of deferred tax of PLN 49.4 million (change of rate in year 2003 to 27%) and lower level of allowances and investment bonuses had a significant influence on income tax in 2002.
The Company in 2002 earned a net profit of PLN 382,270 thousand and it was higher by 46.5% in comparison to previous year. In relation to increasing trend of crude oil prices LIFO in 2002 amounts PLN (-) 208 million and influenced net income of the Company calculated using this method in amount of PLN 174 million.

1.7 Balance sheet

1.7.1 Total assets

As at 31 December 2002 total assets of PKN ORLEN amounted to 12,590,537 PLN thousand and increased by PLN 608,351 thousand (by 5.1%) in comparison to 31 December 2001. Within the fixed assets value decreased by 0.5% (40.763 PLN thousand) in comparison with year 2001, main part was constituted by fixed assets, of which in total assets amounts to 66.0% (69.7% at the end of 2001). In equity and liabilities, the major part is shareholders equity constituting 57.7% of total assets as at 31 December 2002 (57.9% as at 31 December 2001). Following conclusions result from comparison of certain balance sheet captions as at the end of 2002 and as at the end of 2001:

- drop in fixed assets by 0.5% to the level of PLN 8.306.427 thousand as a result of a decrease in tangible fixed assets – higher depreciation than increase in new assets,

- increase of current assets by PLN 649,114 thousand to the level of PLN 4,284,110 thousand (by 17.9%), mainly as a result of increase in inventories by PLN 638,599 thousand. The above increase is an outcome of growth in materials as a result of higher crude oil prices (increase in value of crude oil by 367 million PLN) and semi-products and finished goods. Short term receivables increased by 0.3% in 2002 (receivables turnover ratio remained in 2002 on the same level as in 2001 and amounted to 20 days), whereas cash and other cash assets decreased by 24.6% to the level of PLN 61,639 thousand
- increase in level of shareholders equity by PLN 331,206 thousand to the level of PLN 7,263,591 thousand as a result of net profit earned by the Company within 2002. Lower growth than the profit earned results from dividend payment from previous year's profit. In 2002 dividend for the 2001 amounting to PLN 50,421 thousand was paid (in 2001 PLN 21,009 thousand)
- increase in liabilities and provisions for liabilities by PLN 277,145 thousand to the level of PLN 5,326,946 thousand resulting mainly from increase in trade liabilities (more expensive crude oil). In 2002 within liabilities structure long term loans were reclassified to short term. As a result of this entry the Company did not present any long term liabilities relating loans.

1.7.2 Net financial indebtedness

As at 31 December 2002 the loans and borrowings, loans and issued securities in PKN ORLEN amounted to PLN 1,916,089 thousand and were lower by 11.5% in comparison to the end of the year 2001. The level of financial indebtedness as at the end of 2002 (calculated as financial indebtedness minus cash and other cash assets) in comparison to 2001 decreased by 10.9% to PLN 1,854,450 thousand. Increase in shareholders equity and coincident drop in net financial indebtedness lead to decrease in the shareholders equity financial indebtedness ratio (loans, borrowings and securities less other cash assets / net assets) from the level of 30.0% as at 31 December 2001 to 25.5 % as at 31 December 2002.

1.8 Cash-flow statement

1.8.1 Operating activities

In the year ended 31 December 2002 net cash flows from operating activities amounted to PLN 1,053,275 and were lower by 38.4% than cash flows from operating activities in year 2001.

The most important factors influencing cash flows in 2002 in comparison to 2001 were:

- increase in net profit by PLN 121,410 thousand,
- increase in depreciation by PLN 44,775 thousand,
- increase in inventory PLN 638,599 thousand, decrease in 2001 by PLN 611,280 thousand
- increase in receivables PLN 34,565 thousand, decrease in 2001 by PLN 151,366 thousand.

As at 31 December 2002 the working capital (current assets less short term payables) was negative and amounted to PLN (-) 16,713 thousand. The main reason for that is increase in short term liabilities by PLN 1,054,142, was caused by reclassification of long term loan to short term liabilities at the end of the year (maturity in year 2003). Negative working capital is a temporary event.

1.8.2 Investing activities

Net cash flows used in investing activities amounted to PLN (-) 668,605 thousand, and in the corresponding period amounted to PLN (-) 1,183,411 thousand. This level of cash flow used in investing activities results from lower expenditures both capital expenditures for fixed assets and capital investments.

1.8.3 Financing activities

In 2002 ended as at 31 December 2002 net cash flows used in financing activities amounted to PLN (-) 404,803 thousand whereas in year 2001 – PLN (-) 543,915 thousand. The major reason for improvement cash flows from financing activities was lower amount connecting with repayments of loans. Additionally reduction of interest rates results in lower financial burden from interests payments.

In year 2002 in comparison with previous year one can observe:

considerably lower level of inflows from operating activities,

lower net outflows from investing and financing activities.

The above cash flows resulted in decrease in cash by PLN 20,133 thousand to PLN 61,639 thousand at the end of 2002.

1.9 Employment

As at 31 December 2002 the employment in the Company amounted to 7,298 people, which represents decrease in comparison to 2001 by 35 individuals. This movement is a result of natural staff motion.

1.10 Description of material off-balance sheet items

As at 31 December 2002 total value of guarantees and sureties granted to subordinated entities amounted to PLN 94,548 thousand by PLN 94,623 thousand in previous year.

1.11 Forecasted financial situation

The following factors should be considered while assessing financial projections of Company:

- fluctuations of crude oil prices which affect the costs incurred by PKN ORLEN and margins realised on products in companies dealing with crude oil processing and fuels production,
- fluctuations of prices of finished products on worldwide markets, which by import parity affects prices of products made by the Company and simultaneously its revenues,
- noticed lower demand for fuels caused by slow economy growth, unemployment increase and decrease in population's income in real terms,
- fluctuations of exchange rates which could cause changes in costs of debt, purchase cost of crude oil and other raw materials and changes in value of prices and margins,
- economic effects reached as a result of continued and newly commenced optimising programmes and benefits from implemented savings and effectiveness programmes (Holistic Program of Operating Costs Reduction, Risk Management System and Value Based Management System),
- effectiveness of fuel retail business in Germany,
- State's strategy of privatisation of oil sector (acquisition of Rafineria Gdanska) and heavy-chemical sector,
- activity of a joint venture company with Basell Europe Holdings B.V. which produces petrochemicals based on existing installation, from year 2005 production of petrochemicals based on new technologies,
- changes in fiscal policy in field of decreasing corporate income tax rate and excise duty (especially LGP and Ekoterm)
- further work on bio-fuels act – amendments resulting from refusal of primal act vetoed by President of RP.
- necessity of adjusting standards of produced fuels to European Union norms (content of sulphur on level of 50 ppm in year 2005 and in year 2009 – 10 ppm) and related to it increase of capital expenditure.

II. MAJOR ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT

The year 2002 was the first year in which the Company operated under the new ecological laws which were introduced at the end of 2001. A number of regulations has also been issued during this year which regulate in detail both the current and future operations of the Company. Therefore, in addition to the fulfilment of its everyday responsibilities, the activities of the Environmental Protection Department included an identification and correct interpretation of the new requirements as well as their implementation in accordance with the ISO 14001 Environment Management System.

Changes in the ecological priorities introduced by the new law were reflected in the „Environmental Policy" of PKN ORLEN, which was adopted by the Company in October 2002. One of the objectives stated in this document is to develop an integrated system of preventing environmental pollution. The most important task in order to achieve this goal, and a statutory requirement at the same time, is to obtain an integrated permit for the Plock production plant.

The ecological requirements for the functioning of Company's plants have been defined in a number of decisions relating to individual aspects of the environment. In 2002, there were a few instances of exceeding the permitted parameters stated in these decisions, which were, however, rectified on a regular basis. The total amount of fines paid by the Company decreased by over 50% in comparison with 2001.

The Company's impact on natural environment is also reflected by the amount of environmental charges paid by the Company. These charges decreased from PLN 24.5 million in 2001 to PLN 21 million in 2002. This decrease was mainly due to changes in legal regulations, one of which was a significant reduction of the charges for pollutions contained in sewage.

The Company's operations were subject to a number of inspections, both by appropriate administrative authorities and external auditors. In May and November 2002, Bureau Veritas Quality International (BVQI) conducted an audit of supervision over the Environment Management System at the Main Plant of PKN ORLEN. As a result of this audit, the Company maintained its certificate of compliance with ISO 14001 which it first received in 2000. This certificate is valid until March 2003 and has been accredited by two organisations: the British UKAS and the Dutch RvA. In order to extend the validity of the certificate, a re-certification audit will be conducted on the Environment Management System in April 2003. The Environment Management System of PKN ORLEN is subject to continuous supervision and improvement.

In June 2002, BVQI conducted an audit of the compliance of Quality Management System with the requirements of ISO 9002. Following the expiry of validity of the certificate, a re-certification audit was conducted in October 2002 which covered the Company's Head Offices in Plock and Warsaw, the Production Plant in Plock and the Regional Organisational Units. The audit confirmed the compliance of the Quality Management System with the requirements of ISO 9002 and resulted in PKN ORLEN receiving a certificate for production, wholesale and retail activities. Due to changes in the ISO 9000 norms, the System is now being aligned with the requirements of the new norm PN – EN ISO 9001:2001.

In addition, an Environment Management System is being implemented in the Regional Organisational Units of PKN ORLEN. In the first stage, the System will be implemented in warehouses. It is expected that the certification of this System will take place in the second quarter of 2003. Furthermore, the Quality System AQAP 120 required under the NATO standards is being implemented at the Head Office in Plock. Certification audit is planned to take place in the first half of 2003.

The achievements of PKN ORLEN in the area of environmental protection have been recognised by the Jury of the fourth edition of the Ecological Contest *„Przyjazni Srodowisku"*, organised under the patronage of the President of Poland, which entitled PKN ORLEN to use the title of an „Environment Friendly Company" during 2002. The right to use this title was also extended to 2003.

PKN ORLEN does not conduct any research and development activities on its own. Such work is outsourced to external institutions (research centres and institutes, higher education schools and various companies engaged in this type of activities).

The main tasks carried out in 2002 include:

1. Optimisation of production (contract with the English company KBC for the profit improvement program).
2. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the costs of maintenance of operations and optimisation of the timing of utilisation of production equipment".
3. Special project with KBN and Warsaw Technical University for the „Development of the system of monitoring materials degradation and combinations of components of the Polyethylene II installation".
4. Contract with Aspen Tech. Ltd. for the „Improvement of the PIMS program".
5. „Optimisation of the production of the heating oil Ekoterm Plus after the launching of brand new installations (HOG, HON VI)". This document will provide the basis for the optimisation of the production of diesel and light heating oil. – The Institute for Crude Oil Technology in Krakow.
6. „Optimisation of utilisation of the fractions of heavy diesel from HOWK installation including the winter period" - The Institute for Crude Oil Technology in Krakow.
7. „Evaluation of the effects of the use of ethanol and the composition of mixed petrol on the volatility parameters for finished products." – Central Oil Laboratory in Warsaw.
8. Research on: „Antifreeze fluids and concentrates for the cooling system in combustion engines, aligning technology to production and trade requirements (QAL)" – Warsaw Technical University – Faculty of Construction, Mechanics and Petrochemistry in Plock.
9. „The quality of the antifreeze fluid for radiators produced by PKN ORLEN in the light of the requirements of norm NO-91-A233 and the French military norm DC SEA 615/B" – The Military Centre for Research and Development in Warsaw.

The main areas of the extension of the Company's IT infrastructure in 2002 include:

ξ Implementation of new solutions and projects:

1. Design and implementation of the "Stations on Lakes" [*„Stacje na Jeziorach"*] project
2. Implementation of the repair system SAP R/3 PM in fuel stations, enabling the detailed recording of repair activities and the recording and settlement of the related costs.
3. Electronic exchange of invoices with suppliers.
4. Design and implementation of training management system.
5. Implementation of the PSW (own station personnel) contract registration system.
6. Implementation of the OML (oil movement) production flows management system.
7. Design and implementation of a new system for VITAY loyalty cards.
8. Implementation of a new application for card terminals services.
9. Implementation of new BW functions (wholesale data base): sale of retail goods with inventory control, sale and distribution.

ξ Significant changes to system functions:

1. Development of new functions performed by the petrol station cash management system: changes in bonuses management, fuel delivery settlement support, competition prices management, system strengthening.
2. Development of the FLOTA system: services relating to prepaid cards, electronic settlement of third party fleets (UTA, DKV, EuroShell), changes in the discount system.

ξ General design of projects to be implemented in 2003:

1. Client Relationship Management System,
2. Card systems (sale of tele-codes, On-Line points, security, Super VITAY, co-branded card),
3. Servicing payments made at petrol stations,
4. Optimisation of telecommunications expenses.

III. ANTICIPATED DEVELOPMENT OF THE COMPANY

The following issues must be taken into account when considering the anticipated developments of the Company:

- Development of the Company's petrochemical operations

In connection with the forecasted significant growth in the demand for plastics, PKN ORLEN, as the only centre in Poland for the production of ethylene, propylene, polyethylene and polypropylene, took certain steps in 1999 to increase the effectiveness of this part of its activities. The planned development of the Company's petrochemical operations envisaged an intensification of the existing olefin installations and an increase in polyethylene and polypropylene production capacities, which was justified both technologically and economically and met with the interest of polyolefin manufacturers with a global reputation.

A new company, Poliolefiny Polska Sp. z o.o. located in Plock, was registered on 19 December 2002; 100% of the shares in this company are held by PKN ORLEN. Poliolefiny Polska Sp. z o.o. is engaged in the production of plastics and the wholesale of chemical products. A joint venture was created on the basis of this company with Basell Europe Holdings B.V. in the first quarter of 2003. The value of the investments to be made in this joint venture is estimated at approximately EUR 500 million. These investments are to be primarily financed on the basis of the project finance principle i.e. without direct recourse to the venturers. The main reasons for this undertaking was the possibility of integrating the company with a leading polyolefin manufacturer and its strong distribution network as well as increased polyolefin production in factories complying with the highest technological standards, integrated with the olefin production plant located in Plock. The production capacities of the factories and the production plant have been adapted to market conditions.

- Purchase of petrol stations in Germany

In June 2002, BP proposed selling part of its marketing assets located in Slovakia, Hungary and in the north and south of Germany to PKN ORLEN. BP was forced to sell part of its petrol stations as a result of the requirements of the German office of fair trading (Bundeskartellamt) which were imposed on this company in 2001 to reduce BP's share in the German fuels market.

Having reviewed the documentation for the assets covered by the proposal (due diligence), PKN ORLEN submitted a preliminary proposal for the purchase of assets comprising the Northern Germany Package in August 2002. From August to December 2002, intensive work was conducted on the project with the assistance of external legal, financial and tax advisors, in order to agree the final provisions of the sale and purchase agreement to be signed with BP. In addition, the WS Atkins environmental advisors conducted an environmental audit to determine the potential risk relating to environmental protection.

The agreement for the purchase of marketing assets by PKN ORLEN was signed on 10 December 2002. Formally, the 494 petrol stations in Northern Germany are owned by two companies registered in Germany, ORLEN

Deutschland GmbH and ORLEN Deutschland Real Estate GmbH, which are 100% subsidiaries of the Company. Of the 494 petrol stations, 323 belong to the BP and ARAL chains, whilst the remainder belong to the Eggert chain. The price paid for the acquisition of the so-called Northern Package is EUR 140 million. This transaction represents an important step towards the implementation of the Company's strategy of regional expansion. Through the acquisition of 494 stations in North Germany, PKN ORLEN will acquire a 2.4% share in the German retail fuels market in terms of sales quantity and a 3% share in terms of the number of petrol stations. The Company's target is to systematically increase the share of PKN ORLEN in the North German market. The Company estimates that this venture will generate losses during the first two years of its functioning due to costs relating to promotion and changing the logo. In addition, once the intensification of the Olefins II installation has been completed, there may be some excess fuel production, which could potentially be directed to the German market.

ξ Negotiations regarding the purchase of Rafineria Gdanska S.A.

As part of its investments in the core business ventures, during the second half of 2002 PKN ORLEN took steps to purchase shares in Rafineria Gdanska S.A. On 25 September 2002, the Company was invited by Rotch Energy to enter into negotiations for the purchase of 75% of the shares in Rafineria Gdanska S.A. as part of a Consortium. This invitation was issued after the Polish government had announced its changes in the plan of restructuring and privatisation of the Polish oil sector, which now allows PKN ORLEN to take part in the privatisation of Rafineria Gdanska S.A. The consortium agreement was signed by the parties on 30 October 2002. The Board of Nafta Polska S.A. adopted a resolution in which conditional consent was given for the creation of the consortium and on the basis of which PKN ORLEN was allowed to conduct a due diligence of Rafineria Gdanska S.A. Negotiations are now being conducted with the seller i.e. Nafta Polska S.A., together with a review which will provide a basis for the development of a company valuation model, creation of a detailed investment plan and calculation of the potential effects of synergy for the parties to the transaction. As a result of the integration of the supply systems of PKN ORLEN and Rafineria Gdanska S.A. it will be possible to benefit from the effects of synergy in the form of a reduction in transport costs, optimisation of inventory and a reduction in the cost of storing obligatory inventories. In addition, the increased amount of purchased oil will make it possible to negotiate more favourable prices with suppliers.

ξ Results of optimisation plans

The systematic implementation of production optimisation plans will brings real benefits in the form of a reduction in the per barrel costs of processed oil (2nd stage of the Profit Improvement Plan – KBC).

In addition, the contract realised with Aspen Technology Limited Sheraton House will ensure a more efficient operation of the PIMS program used to optimise production processes. Complete implementation of a modified system is planned for 2003.

The co-operation begun with Shell Global Solutions will lead to a reasonable reduction in the costs of maintaining operations and optimise the working hours of the production installations. The most visible effect of this plan will be a reduction in the total costs of maintaining operations. It is estimated that three years after its implementation, the plan will give savings of 28% of these costs. The main savings relate to improvements in the reliability of production installations, a reduction in the amount of repairs and a shorter duration of planned repairs.

ξ Risk management system

In 2002, the Board of PKN ORLEN decided to start work on the design and implementation of an integrated risk management system. Given the complexity of the exposure, the interdependencies between market risk (including price risk), finance risk and credit risk factors, as well as the existence of natural hedging, the core part of this system will be the Risk Measurement and Analysis System (RMAS).

The design and implementation of RMAS (including an application enabling risk measurement and analysis through the simulation of changes in risk factors using the Monte Carlo method) was commissioned to Deloitte & Touche in December 2002.

Risk measurement will be based on the CfaR (cash flows exposed to risks) and EaR (earnings exposed to risks) methodologies, which are an extension of the generally applied VaR methodology. The specific design of PKN ORLEN's finance and business model, which takes into account the specific nature of the given project, will enable an examination of the effects of changes in external factors on the results of operations and cash flows in future periods.

The project also covers the implementation of a transaction system and the creation of a risk management framework based on global best practice i.e.:

segregation of the decision making, transaction execution and settlement processes,

close linking of hedging transactions with core activities,

regular daily monitoring and control of hedge effectiveness,

integration of risk management with the planning and evaluation of the Company's performance,

integration of risk management with company value management (to be implemented in the future).

The implementation of the Risk Measurement and Analysis System is to be completed in 3 Q 2003.

ξ Value based management

Company's value management requires that all operating strategies be focused on maximising the company's market value, expressed – in simplest terms – by the price of its shares and its relation to the prices of other companies on the stock exchange. Accordingly, at the end of 2002, the Board of PKN ORLEN decided to commence the project relating to the design and implementation of PKN ORLEN's company value management system. The aim of this project is to realise the Company's mission i.e. „creating value for shareholders", to examine how value is created in PKN ORLEN and Group companies and to adapt company management processes and tools to company value management methodology. The implementation of this system will enable the introduction of modern management methods ensuring that optimum decisions are taken, and will raise management's competence in and dedication to the improvement of value and effectiveness. It will also contribute to a strengthening in the financial position of the Company and the Group, which will enable them to maintain their leading market position in the long term and improve how investors assess the Company. The completion and implementation of the project is planned for years 2003 and 2004.

ξ Comprehensive Plan for the Reduction of Operating Expenses

At the beginning of 2003, the Board of PKN ORLEN decided to commence work on the Comprehensive Plan for the Reduction of Operating Expenses of PKN ORLEN, which aims to eliminate a significant portion of the operating expenses of PKN ORLEN in all areas of its activity (production, logistics, wholesale, retail, overheads). The planning phase commenced in March 2003, and will last 3.5 months. Once the planning phase has been completed, a special team assisted by advisors will assess the savings that the Company will be able to make within the next two years. The implementation phase is expected to take approximately 2 years. The implementation of this program will lead to the elimination of a significant portion of operating expenses in all areas of activity, a reduction in working capital requirements, the development of an organisation focused on an ongoing optimisation of cost levels as well as an improvement in the results of operations.

ξ Optimisation of accounting system based on process mapping

Given the changes both in the Company's business environment as well as within the Company itself, individual parts of the Company or the Company as a whole will perform a periodic review of internal procedures and methods by which individual functions are performed within its organisational units. A formal review of such processes will include:

- a description of the processes used in the individual organisational units of the Company,
- an assessment of the reasonableness of these processes,
- a comparison of the effectiveness of PKN ORLEN's processes and market effectiveness,
- recommendations regarding potential changes in the organisational structure.

Mapping will enable the Company to compile a full inventory of the processes used in its organisational units, develop a complete system, hierarchy and terminology as well as prepare the final documentation of the processes. In addition, it will make it possible to determine and eliminate any inefficiencies in the individual areas of the Company's activity.

ξ Development of market infrastructure

The Company's aims in the area of market investments are as follows:

construction and modernisation of a network of petrol stations, re-branding,

development of a customer loyalty card system,

modernisation of warehouses,

construction of new storage tanks at the Main Plant for wholesale purposes,

construction of long-distance pipelines,

modernisation and expansion of transportation capacities,

investments in PKN ORLEN petrol stations,

franchising.

ξ Loyalty programs

PKN ORLEN's loyalty programs for the retail market, FLOTA POLSKA and VITAY, have been a great success for the Company. They are very popular among million of drivers. By the end of 2002, the VITAY program had attracted some 3.5 million customers, whilst the FLOTA POLSKA program numbered some 2,267 client fleets. One of the aims of these programs was to establish long-lasting relations between the clients and the Company.
The introduction of the so-called „W" cards strengthened the Company's position as the leader of loyalty card programs in Poland. Prepaid cards are characterised by a high level of security and have the advantage of being an "electronic purse".

In the future, the loyalty programs of PKN ORLEN will focus on the continuous acquisition of new clients as well as on the development of new services and more attractive forms of sales.

IV. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS IN THE YEAR ENDED 31 DECEMBER 2002 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS AUTHORISATION.

1. On 4 January 2002 Fitch Ratings Limited ("Fitch") gave credit rating for PKN ORLEN at the level of BBB for long term liabilities and F3 for short term liabilities. It is the highest level of rating given to the Polish production company. Rating reflects strong market position of PKN ORLEN, quite low level of indebtedness and good indices of its servicing. Modernisation of refinery part proved to be significant, thanks to which refinery in Plock is presently one of the most modern in the region. The rating involves also shares in Polkomtel and plans of the Company as to production of polymers and Joint Venture with Basell NV, the world leader in production of polyolefins. This investment decreases a possible risk connected with development of petrochemical part by PKN ORLEN. In the rating, lack of investment of PKN ORLEN in upstream crude oil sector was involved and focus of the processing mainly on production complex.

2. On 23 January 2002 Management Board of PKN ORLEN informed about changes in agenda of Extraordinary Shareholders Meeting of PKN ORLEN and beyond agenda described in point 4, decided to introduce the following point:
" Resolutions expressing appropriate agreements resulting from law and Company Statute for creating joint venture with Basell Europe Holdings BV and bringing into this company organised part of the Company of PKN ORLEN in the form of Polymers Block"

3. On 25 January 2002 after a tax audit in Rafineria Trzebinia S.A., the Fiscal Control Inspector issued a decision denoting the amount of liabilities concerning excise and VAT taxes, due taxes and interest of PLN 113.6 million. An inspector of the Tax Control Office questioned the level of accounted excise tax relief on production of Diesel fuel with a component from used oil.
The Management Board of Rafineria Trzebinia S.A. undertook activities in order to analyse precisely the amounts of liabilities resulting from decisions of the inspector of the Tax Control Office. The Management Board of Rafineria Trzebinia S.A submit an annulling claim to the Tax Office in Krakow together with a claim to cease effecting of the decision of the Tax Control Office. A similar proceeding took place in relation to Rafineria Nafty Jedlicze S.A, which had a positive outcome for this company. PKN ORLEN owns 77.06% of shares in Rafineria Trzebinia S.A.

4. Supervisory Board of PKN ORLEN on 8 February 2002 dismissed Andrzej Modrzejewski from the position of the President of the Management Board. The decreasing ability to manage the Company was among the reasons connected with reduced trust of the shareholders and significantly deteriorated financial results. Supervisory

Board declared that decision form 8 February 2002 does not have any connection with press information about detainment of Andrzej Modrzejewski by the intelligent forces of UOP (State Protection Office) on 7 February 2002. Moreover the Supervisory Board of PKN ORLEN dismissed Jaroslaw Tyc from the position of the Vice-President, Wholesale Trade Director and Andrzej Dretkiewicz from the position of the Board Member as a result of a claim issued by the State Treasury Minister from 8 February 2002 based on paragraph 9 section 1 point 3 of PKN ORLEN's Statute. On 8 February Supervisory Board of PKN ORLEN appointed Zbigniew Wrobel, the President of the Management Board and General Director, Slawomir Golonka, a Member of the Board and Andrzej Ernest Macenowicz a Member of the Board.
Slawomir Golonka was therefore dismissed from the Supervisory Board of PKN ORLEN. On 8 February 2002 State Treasury Minister appointed Grzegorz Mroczkowski to the Supervisory Board of PKN ORLEN.

5. On 11 February resulting from the claim lodged by Rafineria Trzebinia S.A on 25 January 2002 Fiscal Office in Chrzanow on the basis of decision from 7 February 2002 ceased the execution of the decision of the Tax Control Inspector concerning liabilities from excise and VAT tax and interest of PLN 113.6 million. The Fiscal Office issued the above-mentioned which is force until decision whether claim was substantial is made by the Tax Chamber in Krakow.

6. On 13 February the Supervisory Board of PKN ORLEN agreed to planned joint venture with Basell Europe Holdings B.V. in form of commercial law company and contribution in kind to cover its shares. The resolutions concerning this joint venture will be accepted by the Extraordinary Shareholders Meeting on 21 February 2002.

7. On 21 February 2002 the Extraordinary Shareholders Meeting of PKN ORLEN was held and passed 25 resolutions, which except for organisational issues, included:
   - concerning approval for creation of joint venture company with Basell Europe Holdings BV and contribution in kind in form of organised part of the company (real estates of PKN ORLEN – Polymers Block. Extraordinary Shareholders Meeting approved disposal of these estates or perpetual lease contract of the areas and property rights of the buildings located thereon). If until 30 June 2002 the Company does not sign the agreement of joint venture creation on conditions accepted by the Management Board, the agreements are no longer valid.

   Agreements described above require positive opinion of the Supervisory Board of PKN ORLEN on the conditions of the negotiated contracts.
   - dismissal from the Supervisory Board of the following members:
     - Jerzy Idzik
     - Marcin Gizewski
     - Marek Wasowicz

- ξ Kalina Grzeskowiak-Gracz
- ξ Stanislaw Kondracikowski
- ξ Aleksander Olas
- ξ Szczepan Targowski

Nomination of the following members:

- ξ Edward Grzywa
- ξ Andrzej Kratiuk
- ξ Maciej Gierej
- ξ Krzysztof Kluzek
- ξ Ryszard Lawniczak
- ξ Krzysztof Szlubowski
- ξ Jan Waga

Permission for disposal:

- ξ of the organised part of the Company (30 Refining Products Plants)
- ξ of estate connected with excluded part of the Company of Refining Products Plants No. 1 in Kielce for the sake of VISPOL International Ltd. sp. z o.o.

8. On 21 February 2002 the Supreme Court in a verdict No. CKN 1041/99 cancelling the annulling claim of Office for Protection of Consumer and Competition "OPCC" and Polish Chamber of Liquid Fuels "PCLF" from the verdict of the Anti Trust Court from 23 June 1999 which annulled the decision concerning an order for Petrochemia Plock S.A. (presently PKN ORLEN) to cease practices of fuel sales at equal prices in Plock and Regional Trade Offices of PKN ORLEN. The Court stressed that despite the dominant position exercised by PKN ORLEN in the liquid fuels market and despite the fact that PKN ORLEN operates in the production sector, wholesale and retail sales sector, the way of wholesale prices calculation by the Company is not against the regulations of the antimonopoly act.

9. On 22 February 2002 PKN ORLEN signed Purchases Agreement concerning 6,000 shares of Przedsiebiorstwo Uslug Morskich Ship - Service S.A. As a result of this transaction PKN ORLEN possesses 30.4% in initial capital and 25.8% of votes at the General Shareholders Meeting.

10. The Bank of New York decreased possessed number of shares by 2.19%. As at 6 February 2002, The Bank of New York was in possession of 106,282,258 shares of PKN ORLEN which gave 25.29% of votes at the General Shareholders Meeting.

    On 26 February 2002 The Bank of New York possessed 97,077,976 shares of PKN ORLEN, which gave

23.10% in initial capital and the same percentage of voices at the General Shareholders Meeting.

11. Supervisory Board of PKN ORLEN on 7 March 2002 made changes in the composition of the Management Board decreasing the number of members from 7 to 5. Presently the Board operates in the following composition: President, four Vice-Presidents. On 7 March 2002 the Supervisory Board dismissed Czeslaw Bugaj (Production Director), Wladyslaw Wawak (Development and Technology Director) and Wojciech Weiss (Human Resources and Restructuring). All dismissed members received proposals of exposed positions in the Company. The Supervisory Board Director did not present reasons for the above-mentioned dismissals. On 7 March 2002 Janusz Wisniewski was appointed Member of Management Board – Vice-President and Andrzej Macenowicz was appointed a Vice-President, as well. After these changes, the composition of the Management Board was as follows:
    - Zbigniew Wrobel - President
    - Krzysztof Cetnar – Vice-President
    - Slawomir Golonka – Vice-President
    - Andrzej Macenowicz – Vice-President
    - Janusz Wisniewski – Vice-President

12. On 13 March 2002 Management Board of PKN ORLEN appointed the following people with the proper responsibilities:
    - Slawomir Golonka – Vice-President - Sales
    - Krzysztof Cetnar – Vice-President - CFO
    - Janusz Wisniewski – Vice-President - Development and Production
    - Andrzej Macenowicz – Vice-President - Human Resources and Management Systems

    President of the Management Board Zbigniew Wrobel is a General Director, responsible for establishing and implementation of the strategy.

13. On 18 March 2002 PKN ORLEN was informed by Emerging Markets Growth Fund. Inc. ("EMGF"), that EMGF located in Los Angeles, USA decreased number of possessed shares of PKN ORLEN and owns 20,932,800 shares of PKN ORLEN, which is 4.98% of votes at the General Shareholders Meeting.

14. On 19 March 2002 PKN ORLEN declared acquisition of 3,000 shares of Petrogaz Plock S.A. located in Plock worth PLN 1,000 each, due to increase in share capital from PLN 21,823 thousand by PLN 3 million to the amount of PLN 24,823 thousand. The increased capital will be covered by non-cash contribution in form of 16,000 stakes in ORLEN Petrogaz Wroclaw Sp. z o.o. located in Wroclaw of total par value PLN 1,600 thousand and 140 stakes in Petrogaz Lapy located in Lapy of total par value PLN 1,400 thousand, the book

value of the disposed shares is equal to par value. PKN ORLEN owns 100% of shares in ORLEN Petrogaz Plock Sp. z o.o. Until disposal of the shares the Company possessed 51.61% of shares of ORLEN Petrogaz Wroclaw Sp. z o.o. (the remaining 48.39% is owned by Eco-Gaz Sp.z o.o.) and 39.55% of Petrogaz Lapy Sp. z o.o.(the remaining part is owned by: ORLEN Petrogaz Plock Sp. z o.o.- 50.84% and Zaklad Naprawy Taboru Kolejowego Lapy S.A. – 9.61%). After the increase the Company will not possess any shares of ORLEN Petrogaz Wroclaw Sp. z o.o. and Petrogaz Lapy Sp. z o.o. The transaction was performed as a part of the restructuring program of the Group including LPG distribution.

15. The Management Board of Rafineria Trzebinia S.A. learned about registration on 25 March 2002 by the Regional Court for Krakow - Srodmiescie in Krakow, XI Economic Department of Domestic Court Register, increase in share capital of Petro-Oil Sp. z o. o. The share in the increased capital was fully covered by Rafineria Trzebinia S.A. in form of contribution in kind (oil department) worth PLN 23,719 thousand and PLN 5,839 thousand in cash.

    After the capital injection the share capital of Petro-Oil Sp. z o. o. amounted to PLN 43,558 thousand and is divided into 43,558 stakes of PLN 1 thousand each. After the increase in share capital of Petro-Oil Sp. z o. o. the share of Rafineria Trzebinia in shareholders capital of the company amounts to 75.58%. The other shareholders posses:

    - Rafineria Nafty Jedlicze S.A. – 7.71%
    - Rafineria Czechowice S.A. – 7.71%
    - PKN ORLEN – 9 %

    Each stake gives right to one vote at the Shareholders' Meeting. The major activity of ORLEN-Oil Sp. z o.o. is production and sales of lubricating oils. Net book value of the assets contributed by Rafineria Trzebinia to increase the shareholders capital of ORLEN-Oil Sp. z o.o. amounts to PLN 22,723 thousand and cash in the amount of PLN 5,839 thousand. The net book value that will be disclosed in the books of ORLEN-Oil Sp. z o.o. accounts for PLN 23,719 thousand and was valued according to cash flow method plus cash of 5,839.

    The contribution in kind of the capital results from consolidation of oil activities in PKN ORLEN Group.

16. The Bank of New York decreased possessed number of shares by 2.03%. As at 26 February 2002 The Bank of New York was in possession of 97,077,976 shares of PKN ORLEN which gave 23.10% of votes at the General Shareholders Meeting.

    On 23 April 2002 The Bank of New York posses 88,529,062 shares of PKN ORLEN and 88,529,062 votes at General Shareholders Meeting, which gave 21.07% in initial capital and the same amount at General Shareholders Meeting.

17. On 5 May 2002 ignition of crude oil in storage container occurred at Rafineria Trzebinia S.A. Despite of fire of

one of the fuel storage tanks, the refinery operates without any interruption. The situation is controlled by specialist and no danger exists since the fire has been extinguished. Also, no environmental pollution has been detected at the adjacent area. Special inspection searches the cause of the fire, which caused damage initially assessed at about 8 million of zloty. Rafineria Trzebinia S.A. belongs to the PKN ORLEN Group. PKN ORLEN owns 77.07% of shares in Rafineria Trzebinia S.A. The storage tank at Rafineria Trzebinia was fully insured, so as all devices and installations in the company and in the companies of the Capital Group, are. The damage shall be covered by the insurance policy and shall not affect PKN ORLEN's financial position. The fire did not impact production and commercial operations of Rafineria Trzebinia S.A.

18. On 18 June 2002 the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York decreased by 2.23%. The Bank of New York was in possession of 88,529,062 shares of PKN ORLEN, which assured 21.07% of votes at the General Shareholders' Meeting as reported on 24 April 2002. As of 17 June 2002 the Bank of New York was in possession of 79,158,086 shares of PKN ORLEN, that constitutes 18.84% stake in the share capital as well as percentage of votes at the General Shareholders' Meeting.

19. On 20 June 2002 the Company informed that Warsaw-based Kulczyk Holding S.A. and its affiliates are in possession of 23,911,206 bearer shares of PKN ORLEN, the amount that accounts for 5.69% of the initial capital and assures 23,911,206 votes at the general meeting of shareholders and 5.69% of the votes at the general meeting of shareholders of PKN ORLEN.

20. On 28 June 2002 the Ordinary General Meeting of Shareholders decided to change regulation concerning respective legal and statutory consent for setting up a joint venture with Basell Europe Holdings BV and contribution of organised part of the Company to that entity in form of Polymers Block by means of setting 30 September 2002 as an ultimate date for concluding a contract forming joint venture with Basell Europe Holdings BV on the conditions accepted by the Management Board.

21. On 1 July 2002 the Company informed that on the day of the Ordinary Shareholders Meeting of PKN ORLEN, which was on 28 June 2002, approving Financial Statement for the year 2001, expired a seat of a member of Management Board – Krzysztof Cetnar, in the position of Vice President and CFO, because of the end of his three year term, for which he was elected.

22. On 1 July 2002, the Company informed that the Ordinary Meeting of Shareholders on 28 June 2002 dismissed from the Supervisory Board
    - Andrzej Herman

    From 28 June 2002 the Ordinary Meeting of Shareholders appointed to the Supervisory Board

- Jozef Wozniakowski

and moreover the Ordinary Meeting of Shareholders appointed Mr Maciej Gierej to hold position of the Chairman of the Supervisory Board.

23 On 8 July 2002 PKN ORLEN reported that Rafineria Trzebinia S.A. has been notified by its law advisors, Marciniak i Partnerzy Sp. z o.o., of decisions issued by the Fiscal Office in Krakow concerning:
- completely called off decisions of the first court by which Rafineria Trzebinia S.A. had been charged with underpaying excise tax, underpaying VAT and fiscal impropriety. This, together with interest charges, totals PLN 113,6m as of the day of decision;
- referring of the case to the first court - Chrzanow Tax Office for further inspection.

PKN ORLEN owns 77.07% shares in Rafineria Trzebinia S.A.

24 On 11 July 2002 the Supervisory Board of PKN ORLEN appointed Mr Jacek Strzelecki to the position of the Vice-President of the Management Board & CFO.

25 On 24 July 2002 PKN ORLEN announced that it has signed a Letter of Intent with Prague-based Agrofert Holding a.s. (AGH) in Czech Republic to conduct a joined due diligence of Unipetrol a.s. (Unipetrol) and possibly express common interest in the acquisition of 62.99% of Unipetrol.

26 On 30 July 2002 Management Board of PKN ORLEN announced that the number of its shares held by the Bank of New York decreased by 2.03%. The Bank of New York, as of 29 July 2002, owned 70,634,050 shares of PKN ORLEN which assured 70,634,050 votes the General Shareholders' Meeting, that constituted 16.81% stake in the share capital as well as share in the number of votes at the General Shareholders' Meeting.

27. On 29 August 2002 the Management Board of PKN ORLEN informed that on 28 August 2002 ORLEN POWIERNIK Sp. z o.o, a company where PKN ORLEN holds 100% shares, within the incentive management option programme - addressed the Board members of PKN ORLEN with a purchase invitation of series A convertible bonds to be then converted into series D shares of PKN ORLEN. Board Members of PKN ORLEN are entitled to receive 428,564 (four hundred twenty eight thousand five hundred sixty four) bonds at the purchase price equal to average shares price at Warsaw Stock Exchange from 30 quotation days before the day of applying the Board Member increased by 10%. The price cannot be lower than issue price of PLN 20.30.

28. On 18 September 2002 the Management Board of PKN ORLEN announced that the Supervisory Board of PKN ORLEN authorised the Management Board of PKN ORLEN to undertake activities relating to the purchase of the Gdansk Refinery shares.

On 25 September 2002 PKN ORLEN informed that UK based Rotch Energy officially invited PKN ORLEN to enter negotiations with them in respect of their bid for 75% stake in Gdansk Refinery, the second largest refinery in Poland. The invitation was received, following an announcement by the Polish Government on amendments to its programme of restructuring and privatisation of the Polish oil sector. Presently this amendment allows participation of PKN ORLEN in privatisation of Gdansk Refinery.

29. On 20 September 2002 the Management Board of PKN ORLEN announced that it signed a Letter of Intent and Initial Agreement with Orbis S.A. to conduct negotiations regarding the acquisition of 9.22% of shares in AWSA Holland II BV by PKN ORLEN. AWSA Holland II BV is the exclusive partner of AWSA Holland I BV, a Dutch company, which holds a 98.85% stake in Autostrada Wielkopolska S.A.
    In light of the above, PKN ORLEN has committed itself to paying PLN 20 million in advance to Orbis S.A., which is to be returned if the agreement is not signed by 25 October 2002. The return of this advance is guaranteed and secured at a bank account.
    On 24 October 2002 it has been agreed to extend the negotiations in respect of PKN ORLEN's acquisition until 15 November 2002.

30. On 2 October 2002 PKN ORLEN announced that, following the annulling decisions of the Government of Czech Republic of the bid for Unipetrol a.s., the Letter of Intent between PKN ORLEN and Agrofert Holding was terminated by mutual agreement. Despite this development PKN ORLEN confirmed that it has a continuing interest in Czech market.

31. On 22 October 2002 PKN ORLEN informed of the registration on 10 October 2002 by a District Court in Kielce (Poland) of the initial capital increase in SAMRELAKS Machocice Sp. z o.o. ("SAMRELAKS"). The initial capital of SAMRELAKS was raised by the issuance of 10,694 shares of par value PLN 500, from PLN 1,377.5 thousand to PLN 6,724.5 thousand. The capital was increased through a contribution-in-kind from PKN ORLEN (book value PLN 11,421 thousand).
    The company's activities are tourist and recreation services.

32. On 22 October 2002 PKN ORLEN informed of the registration on 11 October 2001 by a District Court in Szczecin of the initial capital increase in Zawitaj Swinoujscie Sp. z o.o. ("Zawitaj").
    The initial capital of Zawitaj was raised by the issuance of 7,158 shares of par value PLN 500 from PLN 530. thousand to PLN 4,109 thousand. The capital was increased through a contribution-in-kind from PKN ORLEN (book value PLN 5,851.17 thousand). PKN ORLEN owns 100% of the total shares in Zawitaj. The company is operates in tourist services.

33. On 22 October 2002 PKN ORLEN informed of the registration on 16 October 2001 by a District Court in Lublin of the initial capital increase in ORLEN Transport Lublin Sp. z o.o. in Lublin. The initial capital was raised from 10,139 thousand PLN to 16,174 thousand PLN, that is by 6,035 thousand PLN. The capital was increased through a contribution-in-kind from PKN ORLEN (book value 6,034 thousand PLN). Evidence value of assets transferred into ORLEN Transport Lublin by PKN ORLEN in form of contribution in kind, amounts to 3,024 thousand PLN. The company is operates in transport touristy.

34. On 22 November 2002 PKN ORLEN announced that the number of its shares held by the Bank of New York decreased by 2.11%. As at 21 November 2002 the Bank of New York owned 61,779,572 shares of PKN ORLEN authorising to 61,779,572 votes at the General Shareholders Meeting, which constituted 14.70% share in the share capital and the same number of votes at the General Shareholders Meeting.

35. On 6 December 2002 PKN ORLEN purchased:
    - shares in Einhundertzweiunddreissigste Vermoegensverwaltungsgesellschaft mbH with its registered office in Hamburg, Germany, of the nominal value 12,500 EURO each share (the name of the company changed to ORLEN Deutschland GmbH),
    - shares in Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH with its registered office in Hamburg, Germany, of the nominal value 12,500 EURO per share (the name of the company will be changed to PKN ORLEN Deutschland Real Estate GmbH)

    The purchased shares represent 100% of the share capital of each company. The objective of the acquired companies is the management of their own assets.

36. On 19 December 2002 as a result of realisation of the project concerning a joint venture with "Basell" a registration of a new company, Poliolefiny Polska Sp. z o.o., based in Plock took place on 19 December 2002 in a District Court in Warsaw (Poland). PKN ORLEN acquired 100% of the shares with a nominal value of PLN 500 for each share, representing 100% of the eligible votes at a shareholders' meeting. The purchase was executed by means of cash to the amount of PLN 50,000. The objects of the company are polyolefin production and the wholesale of chemical products. Poliolefiny Polska Sp. z o.o. will, in the future, be the base upon which the JV with Basell Europe Holding B.V will be created. The acquisition has been financed from the internal resources of the issuer

    On 15 January 2003 PKN ORLEN and Basell Europe Holdings B.V. signed an amendment to the joint venture agreement. According to the amendment to the agreement the Polish Office for the Protection of Competition and Consumers shall give assent for the realisation of the transaction regulated by the agreement not later than until 24 February 2003. The commence of the operation of the joint venture company was postponed but not later than until the end of February 2003.

On 7 February 2003 the Management Board of PKN ORLEN announced that on 6 February 2003 it received a letter from the Polish Office for the Protection of Competition and Consumers ("UOKiK"), in which UOKiK gives its assent for the acquisition by Basell Europe Holdings B.V. of 50% of Poliolefiny Polska Sp. z o.o., a limited liability company, which will result in gaining 50% of votes at the shareholders meeting of the company.

37. The Management Board of PKN ORLEN announced on 19 February 2003 that on 14 February 2003 Mr Jozef Wozniakowski resigned from his position as a member of the Supervisory Board of PKN ORLEN Mr Jozef Wozniakowski has been appointed to the position of Undersecretary of State in the Ministry of State Treasury.

ADDITIONAL NOTES

1. Information on significant agreements

1. On 3 January 2002 a service agreement between PKN ORLEN and the British company KBC was signed Process Technology Ltd. The agreement is the continuation of completed Profit Improvement Programme conducted in period 1999-2001. The service agreement is valid till the end of 2002. The objective of the Profit Improvement Program was generating and implementation of process improvements reducing production costs by 0.4 USD per barrel of processed crude oil. The Profit Improvement Program was realised in accordance with its assumptions. Forecast effect of the realisation of service agreement is reduction of production costs by 0.10 to 0.15 USD per barrel of crude oil.

2. On 4 January 2002 PKN ORLEN entered into agreement with ABB Lumus Global GmbH based in Mainz-Kastel in Germany for complex carry out of intensification of Olefins II factory in Plock. Investment will help to increase production of ethylene from 360 thousand to 660 thousand tonnes and propylene from 130 thousand tonnes per year to 315 thousand tonnes per year. Till the end of that investment, i.e. till the end of 2004, works undertaken will not interrupt the current level of production and final works will be performed during planned overhaul break in the end of 2004. Agreement amounts to at about EUR 190 million.

3. On 22 January 2002 service agreement between PKN ORLEN and Shell Global Solutions International B.V. (Shell GSI) based in Hague (Holland). The aim of that agreement is implementation of the company's Profit Improvement Program through rational reduction of running cost and optimising the timing of the production installations. The service agreement is valid till the end of the works, but not later than till 1 August 2005. Savings, which are predicted to be brought by the programme are estimated after 3 years period for about PLN 100 million per year.

4. On 20 May 2002 the Company informed that Inowroclawskie Kopalnie Soli Solino S.A., included in the Capital Group PKN ORLEN, concluded an agreement for an investment credit with Bank Handlowy w Warszawie S.A. Bydgoszcz branch. The credit is incurred to finance the second part of construction of Underground Crude Oil and Fuel Tank Warehouse. The credit accounts for PLN 31,850 thousand. The credit is secured by cession of receivables from the Company for renting the Underground Crude Oil and Fuel Tank Warehouse and by cession of property rights of fixed assets, which will be constructed under the investment.

5. On 23 September 2002 PKN ORLEN entered into agreement with Nordea Bank Sweden AB. According to the agreement Nordea is going to purchase from PKN ORLEN 4,450,708 shares of LG Petro Bank S.A. public offer, that is 19.99% of initial capital LG Petro Bank S.A. Purchase price agreed in Public Offering amounts to PLN 21 per share LG Petro Bank S.A.

On 28 October 2002 as a result of Public Offering PKN ORLEN sold all owned shares of LG Petro Bank S.A. At present PKN ORLEN does not possess any shares of LG Petro Bank S.A.

6. On 30 September 2002 Management Board PKN ORLEN informed, that Company entered into agreement concerning creation of joint venture with Basell Europe Holding B.V. ("Basell"), dependent company, acting according to Dutch law, based in Holland.
   New company, in which both investors possess 50% of shares, begins activity in the first quarter 2003. Both shareholders possess 50 % in the company, initial capital amounts to 217 million EUR. According to agreement between both shareholders, in February 2003 PKN ORLEN brought an organised part of the company in form of Polymers Block, office sale of plastic and current assets, Basell covered its part in form of licence for new kind of polymers and cash payment. Investment in the company, estimated to amount of ca 500 million EUR, are going to be financed primary by project finance, without direct regress to shareholders. On 17 October 2002 Management Board informed, that both sides agreed to postpone deadline forecast for entering into new trade agreements concerning creation of joint venture, until 23 October 2002. According to information received form the Management Board on 24 October 2002, lately agreed deadline was kept.

7. On 27 September 2002 PKN ORLEN signed agreement with Rotch Energy Limited concerning rules of negotiations in order to create consortium intended to buy 75% of shares of Raineria Gdanska S.A. As a result of the consultation on 30 October 2002 PKN and Rotch Energy Limited signed agreement, in which they decided to form a consortium for jointly purchase of 75% shares of Rafineria Gdanska S.A., within the confines by Nafta Polska S.A. to make the shares available. According to agreement, crated consortium depends on written agreement from Nafta Polska S.A. allowing creation of consortium. Above agreement was presented to Nafta Polska S.A.

8. On 30 October 2002 PKN ORLEN and Rotch Energy Limited signed an agreement creating consortium for realisation of joint purchase of 75% shares of Rafineria Gdanska S.A. within the confines of offering these shares by Nafta Polska S.A. According to the agreement, creation of consortium depends on obtaining written agreement from Nafta Polska S.A. allowing creation of consortium. Above agreement was presented to Nafta Polska S.A..
   On 12 November 2002 Management Board of PKN ORLEN informed, that it has received letter from Nafta Polska S.A. which includes information from Management Board of Nafta Polska S.A. about conditional agreement for creating consortium between PKN ORLEN and Rotch Energy Limited.
   According to the above the Management Board of Nafta Polska S.A. allowed PKN ORLEN to perform due diligence of Rafineria Gdanska S.A.
   On 11 December 2002 PKN ORLEN and Rotch Energy Limited, acting in consortium created in order to buy

shares of Rafineria Gdanska S.A. from Nafta Polska S.A. represented 75 % of Rafineria's capital, turned completion to primary offer of purchasing Rafineria Gdanska S.A. shares, turned originally in March 2001 by Rotch Energy Limited.

9. On 15 November 2002 Conditional Sale of Shares Agreement with Orbis was signed, under which Company should buy 165,924 shares of Holland based company AWSA Holland II B.V. for 61.4 million PLN. Transfer of shares agreement should be signed after meeting conditions contained in Sales Agreement until 10 December 2002.
   According to the above PKN ORLEN and shareholder of the company – Kulczyk Holding signed on 14 November 2002 Additional Agreement, under which Kulczyk Holding committed to buy shares of AWSA Holland II B.V. from PKN ORLEN on request of PKN ORLEN until 31 December 2006, and until 7 January 2038 in case of withdrawing by Kulczyk Holding from investment in AWSA Holland II B.V. Kulczyk Holding additionally made a commitment in relation to PKN ORLEN, in connection with being a shareholder in AWSA II Holland B.V. In return for this liabilities, Company committed to pay Kulczyk Holding fee of 6.140 thousand PLN. PKN ORLEN committed to sale of shares in AWSA Holland II B.V. on request of Kulczyk Holding within period from January 2005 and 31 December 2006.
   On 10 December 2002 as a result of meeting conditions of Sale Agreement of Shares, PKN ORLEN signed Agreement of AWSA Holland II B.V. Shares Management with Orbis S.A. according to which the Company purchased 165,924 shares in the above mentioned company for 61 million PLN.

10. On 10 December 2002 PKN ORLEN and company Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH entered into Sales Agreement with Deutsche BP Aktiengesellschaft based in Hamburg. According to this agreement Company bought:
    - 1 share in initial capital of AMF Service GmbH Company based in Bochum, with nominal value 25,000 EUR, representing 100% of initial capital AMF Service GmbH and entitled to 100% voices on shareholders meeting,
    - 15,100 shares in initial capital Norddeutsche Tankstellen Aktiengesellschaft Company based in Elmshorn, with nominal value 1.000 DEM per share, representing 100% of initial capital of Norddeutsche Tankstellen Aktiengesellschaft and entitled to 100% of voices at shareholders meeting,
    - plots and buildings used for detail sale made by BP and ARAL,
    - other components (such as inventory, receivables, etc.),
    - definite receivables from companies from capital group.

    Above mentioned components are subject of purchasing so-called "North Packet". Purchase price amounts to 140 million EUR, with reservation of possibility for making changes results from agreement. Executing this agreement depends on many suspending conditions, including approving transactions by Competition Protection

Institutions in Germany and European Union. Based on this agreement Company buys indirectly 494 retail petrol stations offered for sale by BP. Transactions was completed on 28 February 2003, after suspending conditions were met.

11. On 20 December 2002 PKN ORLEN and J&S Service & Investments Ltd, company of Cypriot law, based in Larnace signed future contract for supplies of petroleum ("Agreement"). According to agreement J&S Services Ltd is obliged to deliver petroleum to the company until the year 2007 in quantities amounting to 5.4 million tonnes a year. Price paid for purchased petroleum by Company will be calculated by mean of formula related to URAL petroleum quotation on international markets.

12. On 21 December 2002 PKN ORLEN and Petroval S.A., Swiss company based in Geneva associated with YUKOS Group, singed future contract for supplies of petroleum ("Agreement"). According to agreement Petroval is obliged to deliver petroleum for the Company until the year 2009 with possibility of extension for the following 3 years. Petroval S.A. is obliged, according to the agreement, to deliver petroleum in quantities amounting to 3 million tonnes yearly with opportunity to increase the amount to 3.6 million tonnes a year from 2004, and than from year 2006, by next 1.6 million tonnes yearly. Price paid by the Company will be calculated by using formula related to quotations of specific sorts of petroleum basket on international market.
Above agreement is realised after receipt on 13 January 2003 from OJSC "YUKOS OIL CORPORATION", Russian company, put guarantee of liability execution by Petroval S.A. resulting from the agreement.

13. On 31 December 2002 PKN ORLEN entered into yearly contracts:
   a) with BP Polska Spolka z o o. Sales of petrol to BP Polska GmbH is the subject of this agreement in year 2003. Estimated value of this transaction amounts to about 1,437 million PLN (gross). In case when PKN ORLEN does not fill its duty it will pay financial penalty in the height of 8% of net value (gross) of undelivered petrol.
   b) with BP Polska Spolka z o.o.. The subject of this agreement is sale of Diesel to BP Polska GmbH in year 2003. Estimated value of the transaction amounts to about 681 million PLN (gross). In case when PKN ORLEN does not fulfil its duty it will pay financial penalty in height of 8% of net value (gross) of undelivered Diesel.
   c) with SHELL Produkty Polska Spolka z o.o. Sales of petrol to SHELL Produkty Polska Spolka z o.o. in year 2003 is the subject of this agreement. Estimated value of the transaction amounts to about 962 million PLN (gross). In case when PKN ORLEN does not fill its duty it will pay financial penalty in the height of 8% of net value (gross) of undelivered petrol.
   d) with SHELL Produkty Polska Spolka z o.o.. Sales of Diesel to SHELL Produkty Polska Spolka z o.o. in year 2003 is the subject of this agreement. Estimated value of the transaction amounts to about 603 million

PLN (gross). In case when PKN ORLEN does not fill its duty it will pay financial penalty in the height of 8% of net value (gross) of undelivered petrol.

e) with ORLEN PetroCentrum Spolka z o.o.. Sales of petrol to ORLEN PetroCentrum Spolka z o.o. in year 2003 is the subject of this agreement. Estimated value of the transaction amount to about 553 million PLN (gross). In case when PKN ORLEN does not fill its duty it will pay financial penalty in the height of 8% of net value (gross) of undelivered petrol.

f) with ORLEN PetroTank Spolka z o.o.. Sales of Diesel to ORLEN PetroCentrum Spolka z o.o. in year 2003 is the subject of this agreement. Estimated value of the transaction amount to about 1,104 million PLN (gross). In case when PKN ORLEN does not fill its duty it will pay financial penalty in the height of 8% of net value (gross) of undelivered petrol.

2. Production

Petroleum processing in years 2001-2002

No	Basis product	Petroleum processing in tonnes		Dynamics
		2001	2002	2002/2001
1.	REBCO	11,022,636	12,094,417	109.7%
2.	Low sulphur crude oil	1,295,867	379,449	29.3%
	Total	**12,318,503**	**12,473,866**	**101.3%**

Petroleum production in years 2001-2002

No	Product	Production/tonnes/		Dynamics
		2001	2002	2002/2001
1.	Petrol total	3,175,400	2,978,729	93.8%
2.	Diesel total	2,759,004	3,019,887	109.5%
	Petroleum total	**5,934,404**	**5,998,616**	**101.1%**
3.	Jet A-1	283,164	262,938	92.9%
4.	Ekoterm	1,973,590	1,704,638	86.4%
	Total	**8,191,158**	**7,966,192**	**97.3%**

Production of crude oil associated products in years 2001-2002

No	Product	Production /tonnes/		Dynamics
		2001	2002	2002/2001
1.	Asphalts	424,066	487,025	114.8%
2.	Heating oil "3"	938,589	949,516	101.2%
3.	Base oils	126,487	122,335	96.7%
4.	Gas	22,653	27,210	120.1%
5.	Solvents	62,601	73,271	117.0%
	Total	**1,574,396**	**1,659,357**	**105.4%**

Production of petrochemicals in years 2001-2002

No	Product	Production /tonnes/		Dynamics
		2001	2002	2002/2001
1.	Liquid gas	215,528	206,064	95.6%
2.	Ethylene	92,299	116,111	125.8%
3.	Propylene	70,358	81,551	115.9%
4.	Butadiene	37,837	51,377	135.8%
5.	Benzene	45,823	75,562	164.9%
6.	Toluene	25,838	58,493	226.4%
7.	Orthoxylene	9,212	21,585	234.3%
8.	Paraxylene	27,027	32,238	119.3%
	Total aroma	**107,900**	**187,878**	**174.1%**
9.	Phenol	51,311	50,726	98.9%
10.	Acetone	31,716	31,430	99.1%
11.	MEG	81,765	103,786	126.9%
12.	DEG	9,192	11,730	127.6%
13.	TEG	258	354	137.2%
14.	Petrygo	14,665	15,828	107.9%
15.	Paraflu	864	835	96.6%
16.	Liquid Qal	58	75	129.3%
	Total glycols + radiator liquids	**106,802**	**132,608**	**124.2%**
17.	Polyethylene	137,761	157,663	114.4%
18.	Polypropylene	121,994	142,818	117.1%
19.	Sulphur	101,524	111,032	109.4%
20.	Oxide Ethylene	13,846	18,942	136.8%
	Total	**1,088,876**	**1,288,200**	**118.3%**

3. Sale

Quantity structure of products sold (in thousand tonnes)

Prices of products and goods	Realisation (whole sale and retail)		Structure %		Dynamics %
	2001	2002	2001	2002	2001
Petrol	3,147	3,117	28.7%	27.9%	99,1%
- leaded petrol	5	0,01	0.0%	0.0%	0,1%
- unleaded petrol	3,142	3,117	28.7%	27.9%	99,2%
Eurosuper 95	2,314	2,422	21.1%	21.7%	104,7%
Super Plus 98	185	195	1.7%	1.8%	105,9%
Universal 95	643	499	5.9%	4.5%	77,7%
Diesel	2,829	3,030	25.8%	27.1%	107,1%
Light heating oil	1,984	1,585	18.1%	14.2%	79,9%
Aviation Petroleum JET A-1	278	266	2.5%	2.4%	95,5%
Light products	**8,238**	**7,998**	**75.2%**	**71.6%**	**97,1%**
Liquid gas	257	273	2.3%	2.4%	106,2%
Heating oil III	925	1,047	8.4%	9.4%	113,2%
Sulphur	103	110	0.9%	1.0%	106,6%
Other refinery products	571	652	5.2%	5.8%	114,1%
Refinery Products Total	**10,094**	**10,079**	**92.1%**	**90.3%**	**99,9%**
Polyethylene	140	161	1.3%	1.4%	115,1%
Polypropylene	122	143	1.1%	1.3%	117,5%
Phenol	51	50	0.5%	0.5%	98,1%
Acetone	31	32	0.3%	0.3%	100,6%
Ethylene	92	116	0.8%	1.0%	125,8%
Propylene	69	83	0.6%	0.7%	120,1%
Glycol	92	117	0.8%	1.1%	128,0%
Oxide Ethylene	14	19	0.1%	0.2%	139,7%
Butadiene	37	52	0.3%	0.5%	141,1%
Benzene	46	75	0.4%	0.7%	163,4%
Orthoxylene	9	20	0.1%	0.2%	223,8%
Paraxylene	29	32	0.3%	0.3%	112,6%
Other petrochemical products	135	185	1.2%	1.7%	137,3%
Petrochemical Products Total	**867**	**1,087**	**7.9%**	**9.7%**	**125,4%**
Total	**10,962**	**11,167**	**100.0%**	**100.0%**	**101,9%**

Valuable structure of sales divided by major customers

Major customers	% participation in net incomes	
	2002	2002
BP (POLAND)	5.7	5.3
SHELL (POLAND)	5.6	-
ORLEN PETRO-TANK	4.8	2.0
STATOIL (POLAND)	2.5	3.5
PETROLOT	1.9	1.7
RN CZECHOWICE	1.8	0.8
RAFINERIA GDANSKA	1.2	0.6
ANWIL	1.0	0.9
ORLEN GAZ	0.8	1.0
RAFINERIA TRZEBINIA	0.8	2.1
PETROZACHOD	0.7	1.3
AGENCJA REZERW MATERIALOWYCH	0.7	0.5
ELANA	0.5	0.5
ORLEN OIL	0.5	0.6
ORLEN PETROPROFIT	0.5	0.9

Participation of other customers did not exceed 0.5% of total sales income.

4. Procurement

Structure of suppliers of petroleum in year 2002

Counterparty	Amount (tonnes)	Participation
Arcadia	78,602	0.6%
BMP Trading	2,083,800	15.3%
J&S	9,027,393	66.1%
Petraco	6,371	0.0%
Petrobaltic	109,575	0.8%
Total Intern	627,179	4.6%
Veba Oil	686,950	5.0%
Wincor	1,036,670	7.6%

5. Transaction with related entities

Transactions with related entities, where value of single transaction or cumulative value of transactions during year 2002 exceeds a PLN equivalent of EUR 500 thousand.

No	Part of transaction	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Plock Sp. z o.o.	204 728.2	72 829.3
2.	ORLEN PetroProfit Sp. z o.o.	117 200.8	12 991.7
3.	ORLEN Petro-Tank Sp. z o.o.	1 148 015.1	57 155.8
4.	IKS Solino S.A.	608.8	22 112.7
5.	ORLEN PetroCentrum Sp. z o.o.	99 395.8	5 707.5
6.	Petrolot Sp. z o.o.	451 201.1	44.6
7.	ORLEN Petrogaz Wroclaw Sp. z o.o.	1 202.8	2 156.3
8.	Petrotel Sp. z o.o.	1 765.4	10 199.4
9.	Wisla Sportowa S.A.	980.1	30 778.1
10.	Rafineria Trzebinia S.A.	439 693.3	18 674.6
11.	ORLEN Medica Sp. z o.o	137.3	5 464.8
12.	ORLEN PetroZachod Sp. z o.o.	177 265.3	6 632.6
13.	ORLEN Polimer Sp. z o.o.	57 175.7	31.1
14.	ORLEN Projekt S.A.	419.2	18 052.9
15.	ORLEN Ochrona Sp. z o.o.	907.5	25 431.6
16.	Zaklad Budowy Aparatury S.A.	3 011.0	17 225.0
17.	ORLEN Transport Plock Sp. z o.o.	39 267.3	20 089.0
18.	Rafineria Nafty Jedlicze S.A.	61 489.9	3 041.8
19.	ORLEN EnergoRem Sp. z o.o.	547.6	20 069.8
20.	ORLEN Atomatyka Sp.z o.o.	629.2	24 702.9
21.	ORLEN Remont Sp. z o.o.	2 413.9	26 259.3
22.	ORLEN WodKan Sp. z o.o.	1 253.7	17 172.5
23.	ORLEN Mechanika Sp. z o.o.	1 538.5	39 870.7
24.	ORLEN Eltech Sp. z o.o.	1 127.8	32 742.8
25.	ORLEN Wir Sp. z o.o.	742.3	10 818.2
26.	ORLEN Budonaft Sp. z o.o. Krakow	720.9	19 689.6
27.	Serwis Wroclaw Sp. z o.o.	206.2	7 580.9
28.	Serwis Lodz Sp. z o.o.	119.3	2 817.5
29.	Naftoport Sp. z o.o.	0.0	7 611.9
30.	Przeds. Uslug Morskich Ship - Service S.A.	69 443.5	422.6
31.	Zaklady Azotowe Anwil S.A.	242 909.5	3 293.6
32.	Serwis Kedzierzyn-Kozle Sp. z o.o.	58.4	2 270.2
33.	Serwis Szczecin Sp. z o.o.	174.5	3 170.7
34.	Serwis Krakow Sp. z o.o.	181.7	3 013.6

No	Part of transaction	Sales in PLN thousand	Purchases in PLN thousand
35.	Serwis Mazowsze Sp. z o.o.	5 414.6	8 424.0
36.	Serwis Katowice Sp. z o.o	209.7	2 694.1
37.	Serwis Poznan Sp. z o.o.	292.7	4 131.1
38.	Serwis Rzeszow Sp. z o.o.	87.5	2 921.1
39.	Serwis Slupsk Sp. z o.o.	217.6	3 433.8
40.	Centrum Edukacji Sp. z o.o.	307.7	5 043.3
41.	Flexpol Sp. z o.o.	34 155.3	25.5
42.	SERWIS PODLASIE Sp. z o.o.	170.0	2 673.9
43.	Serwis Gdansk Sp. z o.o.	157.1	3 533.7
44.	Serwis Zachod Sp. z o.o.	207.6	5 818.7
45.	Serwis Nowa Wies Wielka Sp. z o.o.	240.8	3 193.3
46.	ORLEN Transport Olsztyn Sp. z o.o.	4 045.2	8 554.2
47.	ORLEN Transport Lublin Sp. z o.o.	2 762.9	13 178.9
48.	ORLEN Transport Szczecin Sp. z o.o.	364.2	4 883.6
49.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	2 437.8	9 161.7
50.	ORLEN Transport Poznan Sp. z o.o.	1 974.4	14 526.2
51.	ORLEN Transport Slupsk Sp. z o.o.	8 463.2	9 869.5
52.	ORLEN Transport Krakow Sp. z o.o.	20 504.0	12 477.2
53.	ORLEN Transport Warszawa Sp. z o.o.	1 993.5	7 838.0
54.	ORLEN Transport Nowa Sol Sp. z o.o.	2 512.3	17 072.1
55.	Z-d Urzadzen Dystrybucyjnych Sp. z o.o.	430.6	5 370.5
56.	ORLEN KolTrans Sp. z o.o.	3 562.1	11 055.3
57.	ORLEN Morena Sp. z o.o.	40 197.9	1 466.5
58.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	12.6	6 992.0
59.	Piast Sp. z o.o.	42 330.5	4.5
60.	Petro-Oil-Slaskie Centrum Sprzedazy Sp. z o.o.	1.3	5 345.5
61.	Petro-Oil-Podlaskie Centrum Sprzedazy Sp. z o.o.	0.0	3 032.3
62.	Petro-Oil-ZachodnioPomorskie Centrum Sprzedazy Sp. z o.o.	141.6	4 353.0
63.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	9.8	8 784.3
64.	Petro-Oil-Pomorskie Centrum Sprzedazy Sp. z o.o.	0.0	12 133.3
65.	Petro-Oil-Malopolskie Centrum Sprzedazy Sp. z o.o.	3 681.5	6 842.9
66.	Petro-Oil SEEWAX Sp. z o.o.	1 004.4	15 216.6

Transactions with related entities were valued using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2002 to 31 December 2002 - equal to 3.8697 PLN/ EUR.

6. Changes in the composition of PKN ORLEN Management and Supervisory Board during last reporting

year

Following persons were members of the Management Board of PKN ORLEN from 1 January 2002 to 31 December 2002:

Andrzej Modrzejewski	President of the Management Board CEO until 8 February 2002
Jaroslaw Tyc	Vice-President of the Management Board Retail Sales Director until 8 February 2002
Czeslaw Bugaj	Member of the Management Board Production Director until 7 March 2002
Andrzej Dretkiewicz	Member of the Management Board until 8 February 2002 Wholesale and Logistics Director
Wladyslaw Wawak	Member of the Management Board until 7 March 2002 Development and Technology Director
Wojciech Weiss	Member of the Management Board until 7 March 2002 HR and Restructuring Director
Krzysztof Cetnar	Vice-President of the Management Board – CFO until 28 June 2002,
Zbigniew Wrobel	President of the Management Board CEO from 8 February 2002
Slawomir Golonka	Vice-President of the Management Board from 8 February 2002 Vice President of the Management Board responsible for Sales from 12 March 2002
Andrzej Macenowicz	Member of the Management Board from 8 February 2002 Vice-President of the Management Board from 7 March 2002 Vice-President of the Management Board responsible for Human Resources and Management Systems from 12 March 2002
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board for Development and Production from 12 March 2002.

Jacek Strzelecki	Vice-President of the Management Board CFO since 11 July 2002

During the reporting period, the operations of the Company were monitored by the Supervisory Board represented by:

Aleksander Olas	Member of the Supervisory Board until 21 February 2002
Szczepan Targowski	Member of the Supervisory Board until 21 February 2002
Kalina Grzeskowiak-Gracz	Member of the Supervisory Board until 21 February 2002
Marcin Gizewski	Secretary of the Supervisory Board until 21 February 2002
Marek Wasowicz	Member of the Supervisory Board until 21 February 2002
Jerzy Idzik	Vice-Chairman of the Supervisory Board until 21 February 2002
Andrzej Herman	Chairman of the Supervisory Board until 28 June 2002
Stanislaw Kondracikowski	Member of the Supervisory Board until 21 February 2002
Slawomir Golonka	Member of the Supervisory Board until 8 February 2002
Grzegorz Mroczkowski	Member of the Supervisory Board since 8 February 2002 Secretary of the Supervisory Board since 7 March 2002
Maciej Gierej	Member of the Supervisory Board since 21 February 2002 till 28 June 2002 Chairman of the Supervisory Board since 28 June 2002
Edward Grzywa	Member of the Supervisory Board since 21 February 2002
Krzysztof Kluzek	Member of the Supervisory Board since 21 February 2002
Andrzej Kratiuk	Member of the Supervisory Board since 21 February 2002
Ryszard Lawniczak	Member of the Supervisory Board since 21 February 2002
Krzysztof Szlubowski	Member of the Supervisory Board since 21 February 2002

Jan Waga	Member of the Supervisory Board since 21 February 2002. Vice-Chairman of the Supervisory Board since 7 March 2002.
Jozef Wozniakowski *)	Member of the Supervisory Board since 28 June 2002.

*) on 14 February 2003 he resigned

7. Total number of all shares of the Parent Company and Capital Group being held by Management and Supervisory Board members.

As at 31 December 2002 Management and Supervisory Board Members did not hold any shares or stakes in PKN ORLEN and other Capital Group's companies.

8. Shareholders of PKN ORLEN

The structure of the shareholders of PKN ORLEN as at 31 December 2002:

Shareholder	Number of shares	Number of votes	Nominal value of shares	% of the capital stock
Nafta Polska S.A	74,076,299	74,076,299	92,595,374	17.63%
State Treasury	43,633,897	43,633,897	54,542,371	10.38%
The Bank of New York	56,932,910	56,932,910	71,166,138	13.55%
Others*	245,534,031	245,534,03	306,917,539	58.44%
Total	420,177,137	420,177,137	525,221,421	100.00%

* According to the current report 56/2002 dated 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 239 911 206 shares of PKN ORLEN, which constitutes 5,69% of votes at General Shareholders Meeting of PKN ORLEN.

The Management Board of PKN ORLEN has no information on agreements concluded during 2001 which may result in future changes in the proportions of shares held by the existing shareholders.

Management Board Commentary on Business Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna

for the year 2002

submitted by the Management Board composed of:

....
President of the Management Board - Zbigniew Wrobel

....
Vice - President of the Management Board – Jacek Strzelecki

....
Vice - President of the Management Board – Slawomir Golonka

....
Vice - President of the Management Board - Janusz Wisniewski

....
Vice - President of the Management Board- Andrzej Macenowicz

Plock, 25 March 2003

POLSKI KONCERN NAFTOWY
ORLEN
SPOLKA AKCYJNA

ANNUAL REPORT
FOR 2002

PLOCK, MARCH 2003

Below presented PKN ORLEN Annual Report for 2002 consists of:

- ξ President's Letter
- ξ PKN ORLEN financial statements for the year ended 31 December 2002
- ξ Management Board Commentary on Business Operations of PKN ORLEN for 2002
- ξ Auditor's opinion on financial statements for the year ended 31 December 2002

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002

PLOCK, MARCH 2003

(in PLN thousand)

INTRODUCTORY NOTES TO THE FINANCIAL STATEMENT

A. Name, address, main operating segments of the Company and periods for which the financial statements are presented

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("Company", "PKN ORLEN") is located in Plock, ul. Chemikow 7. The Company was formed through transformation of a State-owned enterprise into a joint stock company, on the basis of the Public Notarial Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHBVIII 780. On 26 July 2002 changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw were introduced.

On 19 May 1999 General Meeting of Shareholders of the Company adopted a resolution on merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with the resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna (joint stock company).

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna (joint stock company).

Structure of share capital of the Company on 31 December 2002 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Total	420,177,137	525,221,421.25

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares are to be acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 12.

In June 2001 the Supervisory Board of PKN ORLEN approved the list of persons eligible to buy series A of bonds convertible to PKN ORLEN series D shares. As at 31 December 2002 the eligibility concerns I and II tranche of these bonds. Until the date of preparation of these financial statements the bonds were not acquired. Therefore, the conversion of bonds to series D shares did not take place. Additional information is presented in introduction to the financial statements and in Note 12.

In accordance with the resolution of the General Meeting of Shareholders of the Company dated 19 May 1999 as the result of incorporation of CPN, the Company changed its scope of activities. According to the statutory regulations and its last changes dated 28 June 2002, the Company's activities include production, trade and services, and in particular:

ξ processing of crude oil and manufacturing of oil-derivative / refinery and petrochemical products and semi-finished products,
ξ domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative products and other fuel, the sale of motor vehicles, parts and accessories for them as well as sale of consumer and industrial goods,
ξ research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by trail, water and by pipeline,
ξ transportation activity including land transport, trail transport, water and pipeline transport,
ξ storage of oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
ξ services connected to the principal activity, especially:
- land and sea reloading,
- refining of gas and oil including ethylisation, dyeing and blending of components,

ξ purchase, trade and manufacturing of used lubricant oil and other chemical waste,
ξ manufacturing, transportation and trade in electrical and heating energy
ξ reconditioning of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transportation,
ξ metal production and manufacturing of plastic raw materials,
ξ operation of gas stations, bars, restaurants and hotels,
ξ capital investment activity, in particular: purchasing and trade of shares and stock in Polish and foreign trade,
ξ activities in the area of education, professional schooling and internal human capital services.

The activity is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The Company runs a business within segments of production and distribution of crude oil products as well as petrochemicals and chemicals.

The Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

The operations of the Company are divided into two main segments: Refinery Segment and Chemical Segment.

The refinery segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels. The chemical segment encompasses production and sales of petrochemicals.

The composition of the Supervisory Board of PKN ORLEN as of 31 December 2002 was the following:

- Maciej Gierej - President of the Supervisory Board
- Edward Grzywa - Member of the Supervisory Board
- Krzysztof Kluzek- Member of the Supervisory Board
- Andrzej Kratiuk - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Grzegorz Mroczkowski- Secretary of the Supervisory Board
- Krzysztof Szlubowski- Member of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board
- Jozef Wozniakowski- Member of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of the day of preparation of the financial statements was the following:

- Maciej Gierej - President of the Supervisory Board
- Edward Grzywa - Member of the Supervisory Board

- Krzysztof Kluzek - Member of the Supervisory Board
- Andrzej Kratiuk - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Grzegorz Mroczkowski - Secretary of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Jan Waga - Vice-President of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of 31 December 2002 and as of the day of preparation of the financial statements was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka - Vice-President of the Management Board, Sales Director,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director .

During year 2002 the following changes in composition of the Management Board took place:

On 8 February 2002 following members were dismissed from the Management Board:
Andrzej Modrzejewski- President of the Management Board,
Jaroslaw Tyc- Vice-President of the Management Board,
Andrzej Dretkiewicz- Member of the Management Board.

On 7 March 2002 following members were dismissed from the Management Board:
Czeslaw Bugaj- Member of the Management Board,
Wladyslaw Wawak- Member of the Management Board,
Wojciech Weiss- Member of the Management Board.

On 28 June 2002 mandate of Vice-President of the Management Board Krzysztof Cetnar has expired.

On the 8 February 2002 the following were appointed to the Management Board:
Zbigniew Wrobel,
Slawomir Golonka,
Andrzej Macenowicz.

(in PLN thousand)

On 7 March 2002 Janusz Wisniewski was appointed to the Management Board.
On 11 July 2002 Jacek Strzelecki was appointed to the Management Board.
During year 2002 the following changes in composition of the Supervisory Board took place:

On 8 February 2002, due to appointment to the Management Board Slawomir Golonka, member of the Supervisory Board, was dismissed. Grzegorz Mroczkowski was appointed to the Supervisory Board instead of Slawomir Golonka (since 7 March Secretary of the Supervisory Board).

On 21 February 2002 the following members were dismissed from the Supervisory Board:

Jerzy Idzik	- Member of the Supervisory Board
Marcin Gizewski	- Secretary of the Supervisory Board
Kalina Grzeskowiak-Gracz	- Member of the Supervisory Board
Stanislaw Kondracikowski	- Member of the Supervisory Board
Aleksander Olasa	- Member of the Supervisory Board
Szczepan Targowski	- Member of the Supervisory Board
Marek Wasowicz	- Member of the Supervisory Board

On 21 February 2002 the following were appointed to the Supervisory Board:

Maciej Gierej	- Member of the Supervisory Board (since 28 June 20002 President of the Supervisory Board)
Edward Grzywa	- Member of the Supervisory Board
Krzysztof Kluzek	- Member of the Supervisory Board
Andrzej Kratiuk	- Member of the Supervisory Board
Ryszard Lawniczak	- Member of the Supervisory Board
Krzysztof Szlubowski	- Member of the Supervisory Board
Jan Waga	- Member of the Supervisory Board (since 7 March 2002 Vice-President of the Supervisory Board)

On 28 June 2002 Andrzej Herman, President of the Supervisory Board was dismissed, Jozef Wozniakowski was appointed to the position of member of the Supervisory Board.

On 19 February 2003 PKN ORLEN received information on Jozef Wozniakowski resign on 14 February 2002 from the position of member of the Supervisory Board. Jozef Wozniakowski was appointed to the position of Undersecretary in the Ministry of State Treasury.

(in PLN thousand)

B. Format and general rules of preparation of financial statements

The financial statements were prepared in compliance with the Polish Accounting Standards ("PAS") defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further changes, "the amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and covers the period from 1 January to 31 December 2002.

The financial statements are prepared for the period from 1 January 2002 to 31 December 2002 while the comparable data comprises: for the balance sheet and balance sheet explanatory notes data as of 31 December 2001, for profit and loss account, cash flow statement and explanatory notes – data for the period from 1 January 2001 to 31 December 2001.

The amended Accounting Act is in force from 1 January 2002. In order to provide comparability of data presented in the financial statements, previously published financial data for 2001 was restated.

The financial data from financial statements for 2001 was restated by application of rules that include regulations concerning presentation of financial statements of the amended Accounting Act with the retrospective effect from 1 January 2001. Changes of the accounting policies introduced by the amendment of the Accounting Act were presented as adjustments of specific captions of the financial statements for 2001 in amount corresponding to the proper period. The effect of changes of accounting policies concerning year 2000 and earlier periods was presented as an adjustment to "retained earnings". Description and material impact of changes in accounting policies resulting from application of the amended Accounting Act, on net profit and the equity of the Company is presented in Note 61.

The accounting rules applied by the Company in 2001 were presented in the financial statements for 2001. The accounting rules applied for financial statements for periods beginning in 2002 and for comparable data for 2001 are presented in point C of the introduction to the financial statements.

The financial statements were prepared under assumption that the Company will continue as a going concern for foreseeable future. As of the date of authorisation of the financial statements the Management Board states, there are no facts or circumstances, indicating any threat of going concern of the Company.

Auditor's opinion to financial statements of the Company for 2001 contained no qualifications.

C. Principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note 2),
- financial instruments (Note 9; Note 44).

Accounting polices adopted by the Company are presented below.

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods. Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- ξ product or technology of production is clearly set, and related to the costs of development are reliably determined,
- ξ technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- ξ the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5% - 10%
Plant and machinery	4% - 30%
Transportation vehicles	6% - 20%
Other tangible fixed assets	8.5% - 25%

Low-value assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic life.

The Company does not recognise perpetual leasehold of land acquired based on administrative decisions in earlier periods due to the fact that the historical value of such right cannot be reliably determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment losses. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as long term receivables and presented at the amount of net leasing investment.

Real estate investments

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn the above mentioned economic benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements significant subordinates are fully consolidated or consolidated under equity method.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress::	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.
Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowances. Allowances are recognised either based on the analysis of collectibility of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trade financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
d) financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Short term financial assets held-for-trade are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Current financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of Decree of financial instruments are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,

b) financial assets held to maturity,

c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,

d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

Derivatives possessed by the Company are usually not accounted for as hedging instruments and are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement. Derivatives are among others: forward and futures contracts, options and swap contracts.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging instruments.

Equity

Equity is presented in books by category in accordance with rules determined by law and the company's statute.

Share capital is stated at nominal value in compliance with the statutory regulations and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from the share of net profit, transfer of revaluation reserve and share premium.

Equity arisen due to conversion of securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital. Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset if market price set on regulated active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions for liabilities

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,

2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities corresponds. Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the amended Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection law are recorded in case of existence of law requirements or Company's policy regarding elimination of pollution of environment or harmful items, simultaneously the amount of future expenses or losses is possible to be estimated.

Credits and loans

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to receive, the net book value is decreased by the write-off resulting from impairment.
Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised purchase price with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in subordinates accounted for under equity method) – at the call exchange rate applied by the basic bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,
- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower than average exchange rate set for the given currency by the NBP for this date.

Exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning other assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

Sales

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services are recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.

Costs

Costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the Company's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include the particularly excise tax related to sale of products of the Company.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body learns about profit division resolution, unless the resolution does not determine an other day of right to the dividend acquisition.

Net profit or loss

- Net profit or loss is constituted by:
- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of products, goods and materials sold, valued at initial cost, increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

(in PLN thousand)

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between value book values and tax values of assets and liabilities the Company set up provisions and recognise assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making an write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liability is presented in balance sheet unless the probability of outflow of resources embodying economic benefits is insignificant.

Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the amended Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries and associates are presented in the financial statements. Associates and subsidiaries in case of the Company are all entities directly or indirectly associated, directly or indirectly controlled as well as joint ventures.

Investment allowance

In accordance with Decree of Ministry of Finance dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, PKN ORLEN benefited from investment allowance in period 1997-2002. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreciation rates. During 2001 the Company has changed the estimate of environmental clean-up and remediation costs further presented in Note 18.

D. Main captions of the financial statements calculated in EURO together with exchange rates

	2002
NBP average exchange rate at the end of period	4.0202
Arithmetic average of exchange rates (last day of the month)	3.8697
Maximum exchange rate during the period (last day of the month)	3.5910
Minimum exchange rate during the period (last day of the month)	4.0810

SELECTED FINANCIAL DATA	PLN thousand	EURO thousand	PLN thousand	EURO thousand
	Cumulative period: 01.01.2002 - 31.12.2002		Cumulative period: 01.01.2001 - 31.12.2001	
I. Net sales of finished products, goods for resale and materials	23,891,830	6,174,078	23, 460,991	6,062,742
II. Operating profit	585,261	151,242	541,382	139,903
III. Profit before taxation	616,301	159,263	355,200	91,790
IV. Net profit	382,270	98,785	260,860	67,411
V. Assets (as at the balance sheet date)	12,590,537	3,131,819	11,982,186	2,980,495
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	5,326,946	1,325,045	5,049,801	1,256,107
VII. Long term liabilities (as at the balance sheet date)	233,648	58,119	1,075,557	267,538
VIII. Short term liabilities (as at the balance sheet date)	4,300,823	1,069,803	3,246,681	807,592
IX. Equity (as at the balance sheet date)	7,263,591	1,806,774	6,932,385	1,724,388
X. Share capital (as at the balance sheet date)	525,221	130,645	525,221	130,645
XI. Number of shares (as at the balance sheet date)	420,177,137	420,177,137	420,177,137	420,177,137
XII. Net profit for the year ended 31 December 2002 per share (PLN/EURO)	0.91	0.24	0.62	0.16
XIII. Net book value per share (PLN/EURO)	17.29	4.30	16.50	4.10
XIV. Net cash flow from operating activities	1,053,275	272,185	1,709,117	441,666
XV. Net cash flows used in financing activities	(668,605)	(172,780)	(1,183,411)	(305,815)
XVI. Net cash flow used in investing activities	(404,803)	(104,608)	(543,915)	(140,557)

Selected financial data were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 31 December 2002 – 4.0202 PLN/ EURO,
- particular captions of profit and loss account and cash flow statement– at the exchange rate being an arithmetic mean of average rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2002 to 31 December 2002 – 3.8697 PLN/ EURO.

E. Financial statements according to International Financial Reporting Standards

The Company will prepare financial statements in accordance with Polish Accounting Standards ("PAS"). Detailed information concerning differences between Polish Accounting Standards and International Financial Reporting Standards ("IFRS") will be disclosed in consolidated financial statements. The quantitative reconciliation of basic figures of consolidated financial statements and explanation of the differences will be presented there.

Due to requirements of the Accounting Act these financial statements were prepared in accordance with Polish Accounting Standards and accounting practices applied by companies in Poland and differ from financial statements that would have been prepared in accordance with IFRS in following areas:

a) Distribution from profit

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b) Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to a project. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.
In financial statements prepared according to IFRS, the borrowing costs are capitalised pursuant to the alternative treatment allowed by IAS 23 "Borrowing costs".

c) Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees.
For the purposes of the financial statements according to PAS the merger, including purchase of shares from minority shareholders, was conducted under pooling interest method.

d) IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the amended Accounting Act came into effect, negative goodwill from consolidation was written off to incomes over 2-5 year period. In financial statements prepared under IFRS, the negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

e) Changes in estimates

In accordance with the Accounting Act, as amended on 1 January 2002, changes arising from the amendment which relate to prior periods are reported by adjusting the opening balance of the "accumulated profit" item. Changes in estimates predominantly concern changes in the foreign exchange rates used for the revaluation of assets and liabilities at the balance sheet date. Under IFRS, changes in estimates are included in corresponding costs and revenues of the period when the change was made.

(in PLN thousand)

	31 December 2002	31 December 2001
	7 263 591	6 932 385
12	525 221	525 221
	-	-
13	-	-
14	5 501 180	5 297 573
15	725 551	732 196
16	53 476	53 476
	75 893	63 059
	382 270	260 860
7	-	-
	5 326 946	5 049 801
8	728 080	691 246
	248 415	192 084
	83 290	74 266
	71 627	62 660
	11 663	11 606
	396 375	424 896
	324 789	359 833
	71 586	65 063
	233 648	1 075 557
	230 299	230 299
	3 349	845 258
	4 300 823	3 246 681
	191 655	127 098
	4 077 753	3 082 925
	31 415	36 658
	64 395	36 317
	-	-
	64 395	36 317
	-	-
	64 395	36 317
	12 590 537	11 982 186

	31 December 2002	31 December 2001
	7 263 591	6 932 385
	420 177 137	420 177 137
	17,29	16,50
	-	-
	-	-

	31 December 2002	31 December 2001
3	-	-
	-	-
	-	-
	-	-
	-	-
	94 548	96 864
	94 548	94 623
	94 548	94 623
	-	2 241
	-	2 241
	46 689	45 776
	141 237	142 640

fferences between PAS and IFRS are basis for deferred tax calculation.

ments according to IFRS

ng costs include excise tax charged on the products subject to excise tax. nated from sales revenues and selling costs.

:ed according to PAS and IFRS may differ significantly. The scope of rom than the scope according to IFRS.

(in PLN thousand)

FINANCIAL STATEMENTS AND COMPARATIVE FINANCIAL DATA

BALANCE SHEET	Note	31 December 2002	31 December 2001
ASSETS			
I. Fixed assets		8 306 427	8 347 190
1. Intangible assets, including:	1	66 917	71 521
- goodwill		-	-
2. Tangible fixed assets	2	6 455 138	6 544 707
3. Long term receivables	3, 8	267 868	271 191
3.1. From subordinated entities		258 402	256 996
3.2. From other entities		9 466	14 195
4. Long term investments	4	1 371 482	1 268 641
4.1. Real estates		-	-
4.2. Intangible assets		-	-
4.3. Long term financial assets		1 371 482	1 268 641
a) in subordinated entities, including:		772 220	690 144
- shares in subordinated entities accounted for on an equity basis		-	-
b) in other entities		599 262	578 497
4.4. Other long term investments		-	-
5. Long term prepayments, deferred costs and deferred tax asset	5	145 022	191 130
5.1. Deferred tax assets		-	-
5.2. Prepayments and deferred costs		145 022	191 130
II. Current assets		4 284 110	3 634 996
1. Inventories	6	2 477 665	1 839 066
2. Short term receivables	7, 8	1 288 220	1 284 018
2.1. From subordinated entities		353 560	309 556
2.2. From other entities		934 660	974 462
3. Short term investments		82 853	96 650
3.1. Short term financial assets	9	82 853	96 650
a) in subordinated entities		-	-
b) in other entities		21 214	14 878
c) cash and cash equivalents		61 639	81 772
3.2. Other short term investments		-	-
4. Short term prepayments and deferred costs		435 372	415 262
Total assets		12 590 537	11 982 186

Polski Koncern Naftowy ORLEN S.A.
Financial Statements for the year 2002
(in PLN thousand)

LIABILITIES	Note	31 December 2002	31 December 2001
I. Shareholders equity		7 263 591	6 932 385
1. Share capital	12	525 221	525 221
2. Unpaid share capital (negative value)		-	-
3. Own shares (negative value)	13	-	-
4. Capital reserve	14	5 501 180	5 297 573
5. Revaluation reserve	15	725 551	732 196
6. Other capital reserves	16	53 476	53 476
7. Undistributed profit from previous years		75 893	63 059
8. Net profit		382 270	260 860
9. Distribution from profit during financial year (negative value)	17	-	-
II. Liabilities and provisions for liabilities		5 326 946	5 049 801
1. Provisions for liabilities	18	728 080	691 246
1.1. Provision for deferred tax		248 415	192 084
1.2. Retirement benefits and similar provisions		83 290	74 266
a) long term		71 627	62 660
b) short term		11 663	11 606
1.3. Other provisions		396 375	424 896
a) long term		324 789	359 833
b) short term		71 586	65 063
2. Long term liabilities	19	233 648	1 075 557
2.1. To subordinated entities		230 299	230 299
2.2. To other entities		3 349	845 258
3. Short term liabilities	20	4 300 823	3 246 681
2.1. To subordinated entities		191 655	127 098
3.2. To other entities		4 077 753	3 082 925
3.3. Special funds		31 415	36 658
4. Accruals and deferred income	21	64 395	36 317
4.1. Negative goodwill		-	-
4.2. Other accruals and deferred income		64 395	36 317
a) long term		-	-
b) short term		64 395	36 317
Total liabilities		12 590 537	11 982 186

	Note	31 December 2002	31 December 2001
Net book value		7 263 591	6 932 385
Number of shares		420 177 137	420 177 137
Net book value per share (in PLN)	22	17,29	16,50
Expected number of shares		-	-
Diluted net book value per share (in PLN)	22	-	-

OFF - BALANCE SHEET ITEMS	Note	31 December 2002	31 December 2001
1. Contingent receivables	23	-	-
1.1. From subordinated entities		-	-
- received guarantees and sureties		-	-
1.2. From other entities		-	-
- received guarantees and sureties		-	-
2. Contingent liabilities	23	94 548	96 864
2.1. To subordinated entities		94 548	94 623
- granted guarantees and sureties		94 548	94 623
2.2. To other entities		-	2 241
- granted guarantees and sureties		-	2 241
3. Other		46 689	45 776
Total off-balance sheet items		141 237	142 640

(in PLN thousand)

FINANCIAL STATEMENTS AND COMPARATIVE FINANCIAL DATA

INCOME STATEMENT	Note	2002	2001
I. Net sales including:		23 891 830	23 460 991
- to subordinated entities		3 305 753	2 918 030
1. Net sales of finished products	24	22 066 872	21 946 737
2. Net sales of goods for resale and materials	25	1 824 958	1 514 254
II. Cost of goods sold, including:		(11 793 081)	(12 203 635)
- to subordinated entities		(1 575 187)	(1 841 484)
1. Cost of sales of finished products	26	(10 219 769)	(10 839 623)
2. Cost of goods for resale and materials sold		(1 573 312)	(1 364 012)
III. Gross profit on sales (I-II)		12 098 749	11 257 356
IV. Selling and distribution costs	26	(10 926 201)	(10 302 990)
V. General and administration expenses	26	(567 619)	(512 346)
VI. Profit on sales (III-IV-V)		604 929	442 020
VII. Other operating income	27	162 121	273 130
1. Profit on disposal of non-financial fixed assets		24 544	9 339
2. Grants		-	5 005
3. Other		137 577	258 786
VIII. Other operating expenses	28	(181 789)	(173 768)
1. Loss from disposal of non-financial fixed assets		(13 387)	(1 505)
2. Impairment of non-financial assets		(11 537)	(22 256)
3. Other		(156 865)	(150 007)
IX. Operating profit (VI+VII-VIII)		585 261	541 382
X. Financial income	29	199 021	230 549
1. Dividends and shares in profits, including:		13 660	12 732
- from subordinated entities		13 658	11 603
2. Interest, including:		49 101	63 264
- from subordinated entities		5 597	18 361
3. Profit from sale of investments		61 542	47 276
4. Revaluation of investments		405	-
5. Other		74 313	107 277
XI. Financial expenses	30	(167 860)	(415 080)
1. Interest, including:		(137 479)	(299 893)
- to subordinated entities		(4 662)	(1 538)
2. Loss from sale of investments		-	-
3. Revaluation of investments		(914)	(66 122)
4. Other		(29 467)	(49 065)
XII. Gross profit (IX+X-XI)		616 422	356 851
XIII. Extraordinary items (XIII.1. - XIII.2.)		(121)	(1 651)
1. Extraordinary gains	32	17	539
2. Extraordinary losses	33	(138)	(2 190)
XIV. Profit before taxation (XIII+XIV)		616 301	355 200
XV. Income tax	34	(234 031)	(94 340)
a) current part		(177 234)	(74 432)
b) deferred part		(56 797)	(19 908)
XVI. Other obligatory charges on profit (increases of loss)	35	-	-
XVII. Net profits (losses) of subordinated companies accounted for under the equity method	36	-	-
XVIII. Net profit (XIV-XV-XIVI+/-XVII)		382 270	260 860

	Note	2002	2001
Net profit (annualised)		382 270	260 860
Weighted average number of ordinary shares		420 177 137	420 177 137
Earnings per ordinary share (in PLN)	38	0,91	0,62
Diluted weighted average number of ordinary shares		-	-
Diluted earnings per share (in PLN)	38	-	-

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY		31 December 2002	31 December 2001
I. Shareholders equity at beginning of period		6 859 092	6 635 075
a) changes in accounting policies		73 293	59 099
b) corrections of fundamental errors		-	-
I. a. Shareholders equity at beginning of period restated for comparative data		6 932 385	6 694 174
1. Share capital at beginning of period		525 221	525 221
1.1.Movements in share capital		-	-
a) increases		-	-
b) decreases		-	-
1.2. Share capital at end of period		525 221	525 221
2. Unpaid share capital at beginning of period		-	-
2.1. Movements in unpaid share capital		-	-
a) increases		-	-
b) decreases		-	-
2.2. Unpaid share capital at end of period		-	-
3. Own shares at beginning of period		-	-
3.1. Movement in own shares		-	-
a) increases		-	-
b) decreases		-	-
3.2 Own shares at end of period		-	-
4. Capital reserve at beginning of period		5 297 573	4 607 638
4.1. Movements in capital reserve		203 607	689 935
a) increases		203 607	689 935
- share premium		-	-
- distribution of profits (by articles)		-	-
- apportionment of profits (over the minimum provided for by the articles)		197 605	676 821
- transfer from capital reserves due to revaluation of fixed assets disposed		6 002	13 114
b) decreases		-	-
4.2. Capital reserve at end of period	14	5 501 180	5 297 573
5. Revaluation reserve at beginning of period		734 796	747 910
- changes in accounting policies, restatement of opening balance		(2 600)	(3 960)
5.1. Revaluation reserve at beginning of period restated for comparative data		732 196	743 950
5.2. Movements in revaluation reserve		(6 645)	(11 754)
a) increases		42 383	1 744
- increase of value of long term investments		58 218	-
- deferred tax assets related to entries made to revaluation reserve		(15 835)	-
- other		-	1 744
b) decreases		(49 028)	(13 498)
- fixed assets disposals		(6 002)	(13 114)
- impairment of tangible fixed assets		(1 109)	-
- adjustment of long term investment		-	-
- deferred tax assets related to entries made to revaluation reserve		16 301	(384)
- financial assets disposals		(58 218)	-
5.3. Revaluation reserve at end of period	15	725 551	732 196
6. Other capital reserves at beginning of period		53 476	53 476
6.1. Movements in oher capital reserves		-	-
a) increases		-	-
b) decreases		-	-
6.2. Other capital reserves at end of period	16	53 476	53 476

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY - CONTINUED		31 December 2002	31 December 2001
7. Undistributed profit from previous years at beginning of period		248 026	700 830
7.1. Undistributed profit from previous years at beginning of period		248 026	700 830
a) changes in accounting policies		75 893	63 059
b) corrections of fundamental errors		-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data		323 919	763 889
a) increases		-	-
b) decreases		(248 026)	(700 830)
- dividends paid		(50 421)	(21 009)
- transfer to capital reserve		(197 605)	(676 821)
- others		-	(3 000)
7.3. Undistributed profit from previous years at end of period		75 893	63 059
7.4. Undistributed loss from previous years at beginning of period		-	-
a) changes in accounting policies		-	-
b) corrections of fundamental errors		-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data		-	-
a) increases		-	-
b) decreases		-	-
7.6. Undistributed loss from previous years at end of period		-	-
7.7. Undistributed profit from previous years at end of period		75 893	63 059
8. Net profit for the financial year		382 270	260 860
a) net profit		382 270	260 860
b) net loss		-	-
c) distribution from current year profit		-	-
II. Shareholders equity at end of period		7 263 591	6 932 385

(in PLN thousand)

CASH FLOW STATEMENT	2002	2001
A. Cash flow from operating activities (I+/-II) - indirect method		
I. Net profit for the year	382 270	260 860
II. Total adjustments	671 005	1 448 257
1. Net (profit) from subordinated entities accounted for under equity method	-	-
2. Depreciation	819 884	775 109
3. Foreign exchange (gains)/losses	(30 540)	(48 451)
4. Interest and dividends	105 538	275 980
5. (Profit) loss from investing activities	(72 699)	(51 892)
6. Movements in provisions	37 300	(109 448)
7. Movements in stock	(638 599)	611 280
8. Movements in receivables	(34 565)	151 366
9. Movements in creditors falling due within one year (with the exception of loans)	412 240	(287 620)
10. Movements in prepayments and accruals	51 650	34 543
11. Other adjustments	20 796	97 390
III. Cash flow from operating activities (I+/-II)	1 053 275	1 709 117
B. Cash flow from investing activities		
I. Cash inflows from investing activities	178 708	131 752
1. Disposal of intangible fixed assets and tangible fixed assets	28 385	21 722
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	134 670	81 498
a) in subordinated entities	14 066	12 358
- sales of financial assets (except from short term securities)	6	434
- sales of short term securities	-	-
- dividends and profits	13 658	11 603
- long-term loans repaid	-	-
- interest received	402	321
- other inflows from financial assets	-	-
b) in other entities	120 604	69 140
- sales of financial assets (except from short term securities)	101 751	66 565
- sales of short term securities	-	-
- dividends and profits	2	1 129
- long-term loans repaid	-	-
- interest received	18 851	1 446
- other inflows from financial assets	-	-
4. Other inflows from investing activities	15 653	28 532
II. Cash outflows from investing activities	(847 313)	(1 315 163)
1. Purchases of intangible and tangible assets	(676 633)	(894 626)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(91 237)	(405 201)
a) in subordinated entities	(29 837)	(173 296)
- purchases of financial assets (except short term securities)	(29 837)	(173 296)
- purchases of securities	-	-
- long term loans granted	-	-
b) in other entities	(61 400)	(231 905)
- purchases of financial assets (except short term securities)	(61 400)	(107 855)
- purchases of short term securities	-	(26 000)
- loans granted	-	(98 050)
4. Other payments	(79 443)	(15 336)
III. Net cash flow used in investing activities (I-II)	(668 605)	(1 183 411)

(in PLN thousand)

CASH FLOW STATEMENT - CONTINUED	2002	2001
C. Cash flow from financing activities		
I. Inflows	1 689 300	2 071 499
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	285 239	941 150
3. Issuance of short term securities	1 404 061	1 130 349
4. Other inflows	-	-
II. Outflows	(2 094 103)	(2 615 414)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	(50 421)	(21 009)
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(511 700)	(1 366 431)
5. Repurchase of short term securities	(1 383 885)	(935 349)
6. Other financial liabilities	-	-
7. Finance lease payments	(2 365)	(1 743)
8. Interest paid	(145 732)	(290 882)
9. Other payments	-	-
III. Net cash flows used in financing activities (I-II)	(404 803)	(543 915)
D. Net cash flow (A.III+/-B.III+/-C.III)	(20 133)	(18 209)
E. Balance sheet change in cash and cash equivalents	(20 133)	(18 209)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(2 588)	86
F. Total cash and cash equivalents at the beginning of the period	81 772	99 981
G. Total cash and cash equivalents at the end of the period (F+/- D)	61 639	81 772
- including those of limited availability	5 121	6 431

(in PLN thousand)

CF

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES

NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	31 December 2002	31 December 2001
a) development costs	96	-
b) company goodwill	-	-
c) licences, patents and similar assets	66 809	71 484
- computer software	85	430
e) other intangible fixed assets	12	37
f) payments on account intangible fixed assets	-	-
Total intangible assets	66 917	71 521
Value of intangible fixed assets being collateral for liabilities:	-	-

(in PLN thousand)

Note 1B

MOVEMENT IN INTANGIBLE ASSETS (BY GROUPS)	a) development cost	b) goodwill	c)acquired licences, patents and similar assets, including:	- acquired computer software	d) other intangible fixed assets	e) payments on account of intangible fixed assets	Total intangible fixed assets
a) gross value at beginning of period	-	-	125 635	3 563	50	-	125 685
b) additions	139	-	22 649	-	-	400	23 188
purchase	139	-	22 649	-	-	-	22 788
other	-	-	-	-	-	400	400
c) decreases	-	-	202	5	-	400	602
sales and liquidation	-	-	197	1	-	-	197
other	-	-	5	4	-	400	405
Transfers	-	-	-	-	-	-	-
d) gross value at end of period	139	-	148 082	3 558	50	-	148 271
e) accumulated depreciation at beginning of period	-	-	54 151	3 133	13	-	54 164
f) additions	43	-	27 139	343	25	-	27 207
amortisation for the period	43	-	27 139	343	25	-	27 207
other	-	-	-	-	-	-	-
g) decreases	-	-	83	5	-	-	83
sales and liquidations	-	-	78	1	-	-	78
contributions in kind	-	-	5	4	-	-	5
other	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-
h) accumulated amortisation at end of period	43	-	81 207	3 471	38	-	81 288
i) provisions for intangible assets at beginning of period	-	-	-	-	-	-	-
additions	-	-	66	2	-	-	66
decreases	-	-	-	-	-	-	-
j) provisions for intangible assets at end of period	-	-	66	2	-	-	66
k) net book value at end of period	96	-	66 809	85	12	-	66 917

In 2002 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to 66.

(in PLN thousand)

Note 1C

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	31 December 2002	31 December 2001
a) own	66 917	71 521
b) used on basis of lease, tenancy agreements or other agreement, including leasing:	-	-
Total intangible assets	66 917	71 521

Note 2A

TANGIBLE ASSETS	31 December 2002	31 December 2001
a) fixed assets, including:	6 000 309	5 887 732
- land (including perpetual leasehold)	104 741	86 240
- buildings and construction	3 710 028	3 421 552
- plant and equipment	2 116 419	2 300 049
- vehicles	38 310	43 762
- other fixed assets	30 811	36 129
b) construction in progress	362 211	642 535
c) payments on account construction in progress	92 618	14 440
Total tangible assets	6 455 138	6 544 707
Value of tangible fixed assets being collateral for liabilities	-	103 872

(in PLN thousand)

Note 2B

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY GROUPS)						
	Land (including perpetual leasehold of land)	Buildings and constructions	Plant and equipment	Transport	Other fixed assets	Total tangible fixed assets
a) gross value at beginning of period	94 909	5 917 093	6 488 348	137 087	122 808	12 760 245
b) additions	21 546	580 336	333 993	2 810	9 697	948 382
purchase	21 546	578 797	331 876	2 810	9 697	944 726
disclosures	-	200	36	-	-	236
other	-	1 339	2 081	-	-	3 420
c) decreases	988	91 028	97 268	25 113	4 994	219 391
sales and liquidation	669	49 955	95 130	23 094	4 702	173 550
contribution in kind	70	39 096	1 148	209	55	40 578
other *	249	1 977	990	1 810	237	5 263
Transfers	-	7 034	(3 769)	-	(3 265)	-
d) gross value at end of period	115 467	6 413 435	6 721 304	114 784	124 246	13 489 236
e) accumulated depreciation at beginning of period	8 669	2 465 181	4 184 552	93 274	86 381	6 838 057
d) additions	2 480	253 533	514 887	7 926	13 950	792 776
depreciation for the current period	2 480	253 533	514 788	7 926	13 950	792 677
other	-	-	99	-	-	99
f) decreases	423	51 953	94 119	24 741	4 549	175 785
sales and liquidations	423	41 489	93 435	22 802	4 450	162 599
contribution in kind	-	10 420	414	209	40	11 083
other *	-	44	270	1 730	59	2 103
Transfers	-	6 335	(3 743)	-	(2 592)	-
g) accumulated depreciation at end of period	10 726	2 673 096	4 601 577	76 459	93 190	7 455 048
h) provisions for fixed assets at beginning of period	-	30 360	3 747	51	298	34 456
additions	-	15 132	1 861	47	-	17 040
decreases	-	15 181	2 300	83	53	17 617
i) provisions for fixed assets at end of period	-	30 311	3 308	15	245	33 879
j) net book value at end of period	104 741	3 710 028	2 116 419	38 310	30 811	6 000 309

* Position other includes reclassification of low value tangible assets to equipment, donations and other.

In 2002 unplanned depreciation charges relating to tangible fixed assets amounted to 17,040 and resulted from impairment.

(in PLN thousand)

Note 2C

FIXED ASSETS BY CLASS OF OWNERSHIP	31 December 2002	31 December 2001
a) own	5 997 236	5 881 717
b) used on the basis of lease, tenancy agreements or other agreement, including leasing:	3 073	6 015
Total fixed assets	**6 000 309**	**5 887 732**

Note 2D

OFF-BALANCE SHEET FIXED ASSETS	31 December 2002	31 December 2001
used on the basis of lease, tenancy agreements or other agreement, including leasing, together with:	481 265	443 706
- the amount of the perpetual usefruct (estimated on the basis of land valuation made by municipalities in order to determine fees for perpetual leasehold)	405 387	380 607
Total off-balance sheet fixed assets	**481 265**	**443 706**

The Company does not recognize perpetual leasehold of land granted by an administrative decision in previous years due to the fact that historical cost can not be reliably determined.

Note 3A

LONG TERM RECEIVABLES	31 December 2002	31 December 2001
a) due from subordinated companies, including:	258 402	256 996
- from subordinated companies	258 402	256 996
- from joint-ventures	-	-
- from associated companies	-	-
- from significant investor	-	-
- from dominant company	-	-
b) from other companies	9 466	14 195
Net long term receivables	267 868	271 191
c) Bad and doubtful debt provision (positive value)	-	-
Gross long term receivables	**267 868**	**271 191**

Note 3B

MOVEMENTS IN LONG TERM RECEIVABLES	31 December 2002	31 December 2001
a) balance at beginning of period	271 191	275 436
b) increases	2 000	-
c) decreases	(5 323)	(4 245)
Long term receivables at end of period	**267 868**	**271 191**

Note 3C

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES	31 December 2002	31 December 2001
a) balance at beginning of period	-	-
b) increases of:	-	-
c) release of	-	-
d) utilization	-	-
Bad and doubtful debt provision for long term debtors at end of period	**-**	**-**

(in PLN thousand)

Note 3D

LONG TERM RECEIVABLES (CURRENCY TYPE)	31 December 2002	31 December 2001
a) in Polish currency	267 868	271 191
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total long term receivables	**267 868**	**271 191**

Note 4A

MOVEMENTS IN REAL ESTATE (BY TYPE)		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total real estate at the end of period	-	-

Note 4B

MOVEMENTS IN INTANGIBLE ASSETS (BY TYPE)		
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total intangible fixed assets at the end of period	-	-

Note 4C

LONG TERM FINANCIAL ASSETS		
a) in subordinated companies	647 000	564 924
- stakes and shares	647 000	564 924
b) in joint-ventures	-	-
c) in associated companies	125 220	125 220
- stakes and shares	125 220	125 220
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	599 262	578 497
- stakes and shares	501 212	480 447
- loans granted	98 050	98 050
Total long term financial assets	**1 371 482**	**1 268 641**

Note 4D-4J

The Company does not account for subordinates under the equity method. The method of valuation of subordinates is described in the Introductory Notes to the financial statements.

Note 4K

LONG TERM FINANCIAL ASSETS		
I. Balance at the beginning of the period	1 268 641	947 072
a) in subordinated companies	564 924	385 412
- stakes and shares	564 924	385 412
b) in joint-ventures	-	-
c) in associated companies	125 220	136 732
- stakes and shares	125 220	136 732
d) in other companies	578 497	424 928
- stakes and shares	480 447	424 927
- other securities	-	1
- loans granted	98 050	-
II. Increases in the period	203 116	467 898
a) in subordinated companies	83 498	186 279
- stakes and shares	83 498	186 279
b) in joint-ventures	-	-
c) in associated companies	-	47 066
- stakes and shares	-	47 066
d) in other companies	119 618	234 553
- stakes and shares	119 618	110 503
- other securities	-	26 000
- loans granted	-	98 050
III. Decreases	100 275	146 329
a) in subordinated companies	1 422	6 767
- stakes and shares	1 422	6 767
b) in joint-ventures	-	-
c) in associated companies	-	58 578
- stakes and shares	-	58 578
d) in other companies	98 853	80 984
- stakes and shares	98 853	54 983
- other securities	-	26 001
IV. Balance at the end of the period	1 371 482	1 268 641
a) in subordinated companies	647 000	564 924
- stakes and shares	647 000	564 924
b) in joint-ventures	-	-
c) in associated companies	125 220	125 220
- stakes and shares	125 220	125 220
d) in other companies	599 262	578 497
- stakes and shares	501 212	480 447
- loans granted	98 050	98 050
I. Balance at the beginning of the period	1 268 641	947 072
II. Increases in the period	203 116	467 898
III. Decreases	100 275	146 329
IV. Balance at the end of the period	1 371 482	1 268 641

(in PLN thousand)

Note 4L

No	a	b	c	d	e	f	g	h		i	j	k	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of significant influence	balance sheet value of shares	total valuation adjustments	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
Companies directly subordinated consolidated													
1	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 247	-	-	36 247	100,00%	100,00%	
2	ORLEN Gaz Sp. z o.o.	Plock	liquid gas trade	subsidiary	full method	15.12.1995	24 824	2 357	2 357	22 467	100,00%	100,00%	
3	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	100,00%	
4	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	2 234	2 234	11 039	100,00%	100,00%	
5	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of service stations	subsidiary	full method	02.01.1997	3 795	-	-	3 795	100,00%	100,00%	
6	ORLEN Polimer Sp. z o.o.	Plock	polymers trading	subsidiary	full method	09.04.1998	2 000	-	-	2 000	100,00%	100,00%	
7	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	4	-	-	4	100,00%	100,00%	
8	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 796	11 305	11 305	29 491	99,85%	99,85%	
9	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	1 552	1 552	1 857	99,56%	99,56%	
10	ORLEN Transport Lublin Sp. z o.o.	Lublin	transport services	subsidiary	full method	09.06.2000	15 921	9 276	9 276	6 645	98,45%	98,45%	
11	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	11 132	5 757	5 757	5 375	98,15%	98,15%	
12	ORLEN Transport Plock Sp. z o.o.	Plock	transport services	subsidiary	full method	23.12.1998	25 780	2 028	2 028	23 752	97,58%	97,58%	
13	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 760	3 671	3 671	6 089	96,72%	96,72%	
14	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 381	-	-	17 381	96,56%	96,56%	
15	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	01.06.2000	10 865	5 213	5 213	5 652	96,39%	96,39%	
16	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000	6 515	2 966	2 966	3 549	96,18%	96,18%	
17	ORLEN Transport Warszawa Sp. z o.o.	Izabelin (Warszawa)	transport services	subsidiary	full method	07.06.2000	5 945	3 317	3 317	2 628	94,49%	94,49%	
18	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	5 667	2 766	2 766	2 901	92,30%	92,30%	
19	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	4 676	2 694	2 694	1 982	88,81%	88,81%	
20	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	7 282	-	-	7 282	88,80%	88,80%	
21	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	13 536	-	-	13 536	85,00%	85,00%	
22	ORLEN WodKan Sp. z o.o.	Plock	repairs of water supply and sewage installation	subsidiary	full method	22.07.1999	1 810	531	531	1 279	82,28%	82,28%	
23	Rafineria Trzebinia S.A.	Trzebinia	paraffine processing, production and sale of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	77,07%	
24	Anwil S.A.	Wloclawek	producing of PCV and fertilisers	subsidiary	full method	06.09.1995	176 200	-	-	176 200	76,27%	76,27%	
25	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffine processing, production and sale of fuels and oils	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	75,00%	
26	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 559	-	-	17 559	70,54%	70,54%	
27	ORLEN Mechanika Sp. z o.o.	Plock	repair services for mechanical division	subsidiary	full method	22.07.1999	3 021	205	205	2 816	68,17%	68,17%	
28	Przedsiebiorstwo Uslug Morskich Ship - Service S.A.	Szczecin	ship servicing in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	-	-	22 800	60,86%	55,87%	
29	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	148	148	1 110	52,42%	52,42%	
30	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	51,83%	
31	ORLEN Remont Sp. z o.o.	Plock	repairs of heat and power plant	subsidiary	full method	30.04.1999	1 230	421	421	809	51,23%	51,23%	
32	Petrolot Sp. z o.o.	Warszawa	liquid gas trade	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	51,00%	
33	ORLEN Eltech Sp. z o.o.	Plock	repair services for electrical division	subsidiary	full method	22.07.1999	1 071	79	79	992	51,00%	51,00%	
34	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	51,00%	
35	ORLEN EnergoRem Sp. z o.o.	Plock	repair services for petrochemical division	subsidiary	full method	30.04.1999	918	257	257	661	51,00%	51,00%	
36	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	508	508	308	51,00%	51,00%	
37	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	5 300	-	-	5 300	50,48%	50,48%	
38	ORLEN Oil Sp. z o.o.	Krakow	trading in chemicals, refinery and petrochemical products	subsidiary	full method	27.08.1998	3 920	-	-	3 920	9,00%	9,00%	
Total companies directly subordinated consolidated							674 399	57 285	57 285	617 114			
Companies indirectly subordinated consolidated*													
1	Energomedia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilisation	subsidiary	full method	08.12.1997	26 470	1 947	1 947	24 523	100,00%	100,00%	
2	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	100,00%	100,00%	
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	-	-	1 894	100,00%	100,00%	***majority on the Supervisory Board
4	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	1 611	1 611	889	100,00%	100,00%	
5	Bitrex Sp. z o.o.	Trzebinia	production of asphalt, roofing paper, bituminous pulp and other crude oil products	subsidiary	full method	19.06.1996	702	-	-	702	100,00%	100,00%	

(in PLN thousand)

Note 4L

No	a	b	c	d	e	f	g	h		i	j	k	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of significant influence	balance sheet value of shares	total valuation adjustments	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
6	NaftoWax Sp. z o.o.	Trzebinia	production and sales of paraffin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	50	-	-	50	100,00%	100,00%	
7	Ship Service Agro Sp. z o.o.	Szczecin	trade	subsidiary	full method	04.08.1999	2 481	-	-	2 481	100,00%	100,00%	
8	Bor-Farm Sp. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	1 372	-	-	1 372	100,00%	100,00%	
9	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	1 850	794	-	100,00%	100,00%	
10	PetroNaft Sp. z o.o.	Trzebinia	retail and wholesale trading of fuels, chemical and crude oil products	subsidiary	full method	22.04.1999	5 607	1 040	1 040	4 567	99,99%	99,99%	
11	NaftoTransRem Sp. z o.o.	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	8 872	5 859	5 859	3 013	99,99%	99,99%	
12	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 495	817	-	678	99,65%	99,65%	
13	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	uslugi laboratoryjne	subsidiary	full method	08.06.1999	302	-	-	302	99,20%	99,20%	
14	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1999	1 981	1 770	879	211	99,06%	99,06%	
15	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	99,00%	
16	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering services	subsidiary	full method	08.10.1999	1 688	281	239	1 407	96,12%	96,12%	
17	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilization, sewage treatment	subsidiary	full method	01.12.1999	636	636	-	-	92,14%	92,14%	
18	Petrogaz Lapy Sp. z o.o.	Lapy	liquid gas trade	subsidiary	full method	19.06.1998	3 200	-	-	3 200	90,40%	90,40%	
19	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	880	-	-	880	88,00%	88,00%	***
20	ORLEN Oil Sp. z o.o.	Krakow	trading in chemicals, refinery and petrochemical products	subsidiary	full method	27.08.1998	36 278	1 119	1 119	35 159	83,29%	83,29%	**
21	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analytical services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	55,93%	
22	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	51,61%	
23	Monturaf Sp. z o.o.	Trzebinia	building and assembling services	subsidiary	full method	14.07.1989	29	-	-	29	51,22%	51,22%	
24	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	51,00%	
Total companies indirectly subordinated consolidated							**180 355**	**16 930**	**13 488**	**86 425**			
Companies directly subordinated not consolidated													
1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 724	393	393	6 331	100,00%	100,00%	
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 109	24	24	4 085	100,00%	100,00%	
3	Z.W. Mazowsze Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	3 932	268	268	3 664	100,00%	100,00%	
4	Wisla Plock Sportowa S.A.	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	100,00%	
5	ORLEN Ochrona Sp. z o.o.	Plock	security services	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	100,00%	
6	CPN Serwis Kielce Sp. z o.o.	Kielce	maintenance services for fuel stations and stores	subsidiary	not consolidated	30.07.1999	322	113	113	209	100,00%	100,00%	
7	Serwis Gdansk Sp. z o.o.	Gdansk	maintenance services for fuel stations and stores	subsidiary	not consolidated	30.12.1999	223	109	109	114	100,00%	100,00%	
8	Einhundertzweiunddreissigste Vermoegensverwaltungsgesellschaft mbH	Hamburg	retail trading of fuels	subsidiary	not consolidated	31.12.2002	111	-	-	111	100,00%	100,00%	
9	Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH	Hamburg	retail trading of fuels	subsidiary	not consolidated	31.12.2002	111	-	-	111	100,00%	100,00%	
10	Poliolefiny Polska Sp. z o.o.	Plock	poliolefines production, distribution and sale	subsidiary	not consolidated	19.12.2002	50	-	-	50	100,00%	100,00%	
11	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 533	703	703	5 830	99,94%	99,94%	
12	Serwis Slupsk Sp. z o.o.	Slupsk	maintenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	795	118	118	677	99,76%	99,76%	
13	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maintenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	492	492	769	99,32%	99,32%	
14	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 627	-	-	1 627	98,73%	98,73%	
15	Petromot Sp. z o.o.	Kedzierzyn-Kozle	maintenance and trade of cars	subsidiary	not consolidated	15.12.1999	976	5	5	971	97,56%	97,56%	
16	Serwis Rzeszow Sp. z o.o.	Rzeszow	maintenance services for fuel stations and stores	subsidiary	not consolidated	07.09.1999	338	61	61	277	97,26%	97,26%	
17	Serwis Lodz Sp. z o.o.	Lodz	maintenance services for fuel stations and stores	subsidiary	not consolidated	15.06.1999	591	475	475	116	97,25%	97,25%	
18	SERWIS PODLASIE Sp. z o.o.	Bialystok	maintenance services for fuel stations and stores	subsidiary	not consolidated	31.12.1999	239	118	118	121	89,67%	89,67%	
19	Serwis Mazowsze Sp. z o.o.	Warszawa	maintenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	319	319	378	88,50%	88,50%	
20	Serwis Wroclaw Sp. z o.o.	Wroclaw	maintenance services for fuel stations and stores	subsidiary	not consolidated	19.07.1999	180	42	42	138	83,31%	83,31%	
21	Serwis Krakow Sp. z o.o.	Krakow	maintenance services for fuel stations and stores	subsidiary	not consolidated	20.05.1999	216	181	181	35	83,20%	83,20%	
22	B.H.T. Dromech S.A. Warszawa w likwidacji	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	2 111	-	-	81,14%	81,14%	
23	Serwis Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	maintenance services for fuel stations and stores	subsidiary	not consolidated	24.05.1999	200	46	46	154	80,00%	80,00%	
24	Serwis Szczecin Sp. z o.o.	Szczecin	maintenance services for fuel stations and stores	subsidiary	not consolidated	18.06.1999	164	6	6	158	78,09%	78,09%	
25	Serwis Zachod Sp. z o.o.	Nowa Sol	maintenance services for fuel stations and stores	subsidiary	not consolidated	06.01.2000	650	192	192	458	74,31%	74,31%	
26	CPN Marine Service Gdansk Sp. z o.o.	Gdansk	production, store and wholesale of fuel	subsidiary	not consolidated	12.11.1991	35	-	-	35	70,00%	70,00%	
27	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	69,43%	
28	Serwis Katowice Sp. z o.o.	Katowice	maintenance services for fuel stations and stores	subsidiary	not consolidated	13.09.1999	94	38	38	56	55,00%	55,00%	
29	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w likwidacji	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	2 288	-	-	52,00%	52,00%	

(in PLN thousand)

Note 4L

	a	b	c	d	e	f	g	h		i	j	k	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of significant influence	balance sheet value of shares	total valuation adjustments	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
30	Petroexor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	-	-	1 324	51,31%	51,31%	
31	Serwis Poznan Sp. z o.o.	Poznan	maintenance services for fuel stations and stores	subsidiary	not consolidated	06.09.1999	158	25	25	133	51,00%	51,00%	
Total companies directly subordinated not consolidated							**30 013**	**8 127**	**3 728**	**29 886**			
Companie indirectly subordinated not consolidated													
1	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	16.05.1996	2 246	-	-	2 246	100,00%	100,00%	
2	*Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. lata*	*Laka near Koszalin*	farm	subsidiary	not consolidated	26.04.1996	883	500	-	383	100,00%	100,00%	
3	RAF-BIT Sp. z o.o.	Jedlicze	Information systems services	subsidiary	not consolidated	21.08.2002	200	72	66	128	100,00%	100,00%	
4	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	1 496	644	644	852	99,97%	99,97%	
5	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting and rescue services	subsidiary	not consolidated	09.04.1999	141	16	-	125	88,19%	88,19%	
6	Petromont Sp. z o.o.	Niemce near Lublin	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	85,00%	
7	RAN-GGC Sp. z o.o.	Gdansk	used oil collection	subsidiary	not consolidated	04.11.1998	102	102	-	-	80,63%	80,63%	
8	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	208	-	-	208	80,00%	80,00%	
9	MEDILOGISTYKA Sp. z o.o.	Plock	wholesale and retail trade of pharmaceutical, food and industry products	subsidiary	not consolidated	24.05.2001	40	-	-	40	80,00%	80,00%	
10	*PetrolUkraine Ltd Sp. z o.o.*	*Lvov (Ukraine)*	introduction of new technologies, forms retailing and wholesale of petrochemical and other products	subsidiary	not consolidated	*05.03.2001*	33	17	-	16	80,00%	80,00%	
11	NTVK (Naciomaline Turto Valdybos Korporacija - spolka akcyjna) w likwidacji	Vilnius (Lithuania)	trade	subsidiary	not consolidated	22.11.2000	275	275	-	-	76,00%	76,00%	
12	MEDIKOR Sp. z o.o.	Jedlicze	services and trade activities, medical supervising of work environment and sanitation	subsidiary	not consolidated	07.07.1999	77	-	-	77	73,33%	73,33%	
13	VARIA S.A.	Warszawa	transport and spedition services, wholesale and retail trade	subsidiary	not consolidated	07.10.1998	1 000	516	-	484	62,50%	62,50%	
14	*Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji*	*Lvov (Ukraine)*	entrepreneurial activities related with introduction of new technologies, forms retail and wholesale trade of petrochemical and other products	subsidiary	*not consolidated*	*10.08.2000*	175	175	-	-	62,00%	62,00%	****
15	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	45	59	60	60,69%	60,69%	
16	RAN-FLEX Sp. z o.o.	Kielce	used oils collection	subsidiary	not consolidated	19.02.1998	26	-	-	26	52,00%	52,00%	
17	RAN-OIL Sp. z o.o.	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	170	14	14	156	51,00%	51,00%	
18	RAN-SIGMA Sp. z o.o.	Walbrzych	used oils collection	subsidiary	not consolidated	17.02.1998	51	-	-	51	51,00%	51,00%	
19	RAN-KICZMER Sp. z o.o.	Piaszowice	used oils collection	subsidiary	not consolidated	07.05.1998	26	-	-	26	51,00%	51,00%	
20	RAN-DICKMAR Sp. z o.o.	Tarnobrzeg	used oils collection	subsidiary	not consolidated	25.06.1998	26	-	-	26	51,00%	51,00%	
21	RAN-STAROL Sp. z o.o.	Katowice	used oils collection	subsidiary	not consolidated	01.09.1998	128	128	-	-	51,00%	51,00%	
22	RAN-OLE-PAR Sp. z o.o.	Lodz	used oils collection	subsidiary	not consolidated	31.08.1998	51	51	-	-	51,00%	51,00%	
23	RAN-AKANT Sp. z o.o.	Lublin	used oils collection	subsidiary	not consolidated	16.02.1998	26	26	-	-	51,00%	51,00%	
24	RAN-PETROMEX Sp. z o.o.	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	26	26	-	-	51,00%	51,00%	
25	RAN-WATT Sp. z o.o. w likwidacji	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	26	-	-	51,00%	51,00%	
26	RAN-MEGA Sp. z o.o.	Gliwice	used oils collection	subsidiary	not consolidated	28.05.1998	26	26	-	-	51,00%	51,00%	
Total companies indirectly subordinated not consolidated							**7 898**	**2 659**	**743**	**5 239**			
Indirectly joint venture companies consolidated*													
1	UAB Ship Service Klaipeda	Klaipeda, Lithuania	Trade	wspólzaleźna	equity method	23.04.2002	24	24	-	-	50,00%	50,00%	
Total indirectly joint venture companies consolidated							**24**	**24**					
Direct associates consolidated													
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	*17.07.1991*	35 319	-	-	35 319	48,71%	48,71%	
2	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4 800	-	-	4 800	40,00%	40,00%	
3	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	397	20,00%	20,00%	
Total direct associates consolidated							**40 516**	-	-	**40 516**			
Indirect associates consolidated*													
1	Sk Barochem Sp. z o.o.	Wloclawek	production of chemical products	associate	equity method	14.06.2002	2 372	-	-	338	80,00%	80,00%	
2	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-animating machines	associate	equity method	13.04.1994	15	-	-	1 724	49,02%	49,02%	
3	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	30	-	-	630	48,78%	48,78%	
4	P.W. EURO-TRANSCHEM Sp. z o.o.	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	12	-	-	716	47,95%	47,95%	
5	P.H.U.P. TRANSCHEM Sp. z o.o.	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	110	-	-	2 969	47,39%	47,39%	
6	Z.M. Azomet Sp. z o.o.	Wloclawek	installation-industrial services, repairs	associate	equity method	26.02.1993	26	-	-	1 689	47,12%	47,12%	
7	APEX-ELZAR Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 267	46,96%	46,96%	
8	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	189	45,86%	45,86%	
9	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 136	45,26%	45,26%	
10	ZOH Sp. z o.o.	Wloclawek	office support for schools and advisory services	associate	equity method	14.12.1994	5	-	-	203	45,05%	45,05%	

(in PLN thousand)

Note 4L

No	a	b	c	d	e	f	g	h		i	j	k	l
No	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of start of significant influence	balance sheet value of shares	total valuation adjustments	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than expressed in point j) or k) basis of domination
11	P.W. PRAKON Sp. z o.o.	Wloclawek	maintenance and laundry services	associate	equity method	21.09.1994	2	-	-	124	32,84%	32,84%	
12	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek near Warszawa	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	113	25,00%	25,00%	majority on the Supervisory Board
13	Petr-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lódź	production, sale, services	associate	equity method	17.12.2002	51	-	-	29	25,00%	25,00%	majority on the Supervisory Board
14	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 207	24,00%	24,00%	majority on the Supervisory Board
15	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-	-	225	24,00%	24,00%	majority on the Supervisory Board
16	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	production and trade of petrochemical products	associate	equity method	17.11.1999	132	-	-	97	24,00%	24,00%	majority on the Supervisory Board
17	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	trade and services in oil industry	associate	equity method	02.10.2000	108	-	-	26	24,00%	24,00%	majority on the Supervisory Board
18	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production, trade and services	associate	equity method	27.12.2000	168	-	-	20	24,00%	24,00%	majority on the Supervisory Board
19	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade, services	associate	equity method	09.04.2001	194	-	-	12	24,00%	24,00%	majority on the Supervisory Board
20	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Sady Las near Poznan	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	152	22,00%	22,00%	majority on the Supervisory Board
21	DWS PERLA Sp. z o.o.	Ustka	recreational services	associate	equity method	26.04.1994	4	-	-	206	20,24%	20,24%	majority on the Supervisory Board
Total indirect associates consolidated							5 194			13 072			
Direct associates not consolidated													
1	Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM Sp. z o.o.)	Warszawa	telecommunication services	associate	not consolidated	31.05.2000	84 004	-	-	84 004	35,00%	35,00%	
2	Motell Sp. z o.o.	Mozarica	catering and hotel services	associate	not consolidated	26.03.1999	700	-	-	700	35,00%	35,00%	
Total direct associates not consolidated							84 704			84 704			
Indirect associates not consolidated*													
1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	54	-	-	49,00%	49,00%	majority on the Supervisory Board
2	RAN-BIALY Sp. z o.o.	Bialystok	used oils collection	associate	not consolidated	04.10.2000	70	70	9	-	46,70%	46,70%	
3	Pirat Sp. z o.o.	Krakow	fuels trade	associate	not consolidated	12.09.1991	360	-	-	360	40,00%	40,00%	
4	Petro-Pak S.A.	Mielec	production, trade and services	associate	not consolidated	28.11.2000	20	-	-	20	20,00%	20,00%	
5	RAF-UNIWERSAL Sp. z o.o.	Jedlicze	trade and services	associate	not consolidated	06.01.1999	13	-	-	13	20,00%	20,00%	
Total indirect associates not consolidated							517	124	9	393			
Total long term financial assets of the Capital Group of PKN ORLEN S.A.							954 620	85 149	75 253	877 349			
Total long term financial assets PKN ORLEN							837 632	65 412	61 013	772 220			

* Subsidiaries and associates of the companies fully consolidated (Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., Orlen Medica Sp. z o.o., ORLEN Gaz Sp. z o.o., PUM Ship Service S.A.

** Rafineria Trzebinia S.A. - 75.38%, Rafineria Nafty Jedlicze S.A. - 7.31%

*** Orlen-Oil Sp. z o.o. - 24%, ORLEN PetroProfit Sp. z o.o. - 76%

**** Rafineria Nafty Jedlicze S.A. - 80%, Rafineria Trzebinia S.A. - 8%

***** ORLEN PetroProfit Sp. z o.o. 31%, ORLEN PetroTank Sp. z o.o. 33%

NOTE 4M

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

No	a	n							o			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profit/not covered losses from previous years	net profit/loss	Entity's payables, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	Entity's total assets	Sales	unpaid share capital	dividends and share in profits received and due for the last year
Companies directly subordinated consolidated																		
1	ORLEN PetroTank Sp. z o.o.**	50 245	11 750	-	25 242	13 253	-	13 253	204 460	23 181	170 644	138 339	-	138 339	254 705	1 391 088	-	-
2	ORLEN Gaz Sp. z o.o.**	57 588	24 823	-	29 648	3 117	1 474	1 643	39 858	2 590	35 401	30 152	-	30 152	97 446	326 027	-	-
3	ORLEN PetroCentrum Sp. z o.o.**	41 014	21 000	-	19 978	36	(98)	134	13 239	117	10 305	5 198	-	5 198	54 253	144 515	-	-
4	ORLEN Medica Sp. z o.o.**	13 979	13 273	-	590	116	-	116	1 847	-	1 626	1 135	-	1 135	15 827	12 185	-	-
5	ORLEN Budonaft Sp. z o.o.**	896	3 795	-	3 327	(6 226)	(689)	(5 537)	12 463	-	10 258	3 363	-	3 363	13 359	20 653	-	-
6	ORLEN Polimer Sp. z o.o.**	7 860	2 000	-	5 043	817	8	809	8 491	-	8 351	6 933	-	6 933	16 352	78 841	-	-
7	ORLEN Powiernik Sp. z o.o.***	230 374	4	-	230 344	26	-	26	6	-	6	11	-	11	230 379	120	-	-
8	ORLEN KolTrans Sp. z o.o.**	42 286	40 859	-	794	633	3	630	2 636	-	1 918	2 463	-	2 463	44 921	16 036	-	-
9	ORLEN Transport Szczecin Sp. z o.o.**	4 898	3 424	-	1 083	391	84	307	1 292	56	1 084	1 172	-	1 172	6 189	5 792	-	-
10	ORLEN Transport Lublin Sp. z o.o.**	19 634	16 174	-	3 051	409	190	219	2 096	-	1 391	2 549	-	2 549	21 730	15 642	-	-
11	ORLEN Transport Kraków Sp. z o.o.**	11 438	11 342	-	187	(91)	(1 222)	1 131	6 834	-	4 139	3 729	-	3 729	16 008	33 774	-	-
12	ORLEN Transport Płock Sp. z o.o.**	28 174	26 420	-	3 642	(1 888)	(2 261)	373	10 253	-	6 231	6 767	-	6 767	38 427	63 616	-	-
13	ORLEN Transport Nowa Sól Sp. z o.o.**	18 278	10 091	-	5 551	2 636	-	2 636	8 892	-	7 110	4 191	-	4 191	27 170	18 470	-	-
14	Zakład Budowy Aparatury S.A.**	22 784	18 000	-	8 051	(3 267)	(2 003)	(1 264)	8 706	-	5 291	5 737	-	5 737	31 489	35 878	-	-
15	ORLEN Transport Poznań Sp. z o.o.**	15 649	11 273	-	2 953	1 423	-	1 423	3 548	-	1 995	3 148	-	3 148	19 197	20 181	-	-
16	ORLEN Transport Słupsk Sp. z o.o.**	12 095	6 774	-	2 943	2 378	209	300	4 151	815	2 675	2 510	-	2 510	16 246	13 924	-	-
17	ORLEN Transport Warszawa Sp. z o.o.**	6 739	6 291	-	176	272	-	272	2 840	-	1 049	2 145	-	2 145	9 580	10 045	-	-
18	ORLEN Transport Olsztyn Sp. z o.o.**	7 680	6 140	-	1 311	229	-	229	4 519	-	3 754	1 824	-	1 824	12 199	11 583	-	-
19	ORLEN Transport Kędzierzyn Koźle Sp. z o.o.**	7 275	5 268	-	1 319	688	-	688	1 454	35	1 190	2 131	-	2 131	8 729	13 266	-	-
20	Petrotel Sp. z o.o.**	23 599	8 200	-	11 586	3 813	-	3 813	14 970	8 689	4 451	4 372	-	4 372	38 570	31 117	-	291
21	ORLEN PetroProfit Sp. z o.o.**	28 837	11 500	-	15 743	1 594	589	1 005	46 757	4 338	42 101	19 857	-	19 857	75 594	328 211	-	-
22	ORLEN WodKan Sp. z o.o.**	4 372	2 200	-	1 017	1 155	-	1 155	4 428	519	1 988	1 987	-	1 987	8 799	18 102	-	-
23	Rafineria Trzebinia S.A.*	242 482	43 042	-	151 515	47 925	483	47 442	126 143	400	105 080	77 877	-	77 877	368 626	951 111	-	-
24	Anwil S.A.*	798 285	150 000	-	339 012	309 273	6 833	18 909	387 347	131 122	227 603	184 101	3 519	180 582	1 185 632	1 100 071	-	-
25	Rafineria Nafty Jedlicze S.A.*	128 597	78 000	-	86 573	(35 976)	(7 384)	(28 592)	213 268	110 030	93 239	43 724	-	43 724	341 865	465 708	-	-
26	Inowrocławskie Kopalnie Soli Solino S.A.**	76 606	19 146	-	31 832	25 628	1 286	9 573	152 877	119 076	26 432	8 525	86	8 439	229 482	87 164	-	-
27	ORLEN Mechanika Sp. z o.o.**	7 220	4 432	-	1 763	1 025	-	1 025	11 540	-	7 765	8 427	-	8 427	18 760	43 952	-	-
28	Przedsiębiorstwo Usług Morskich Ship - Service S.A.**	26 694	3 943	-	20 021	2 730	(2 253)	2 679	34 244	2 135	30 738	26 338	1 290	25 048	60 937	183 913	-	-
29	ORLEN Automatyka Sp. z o.o.**	8 257	2 400	-	5 024	833	(730)	1 563	7 749	-	3 106	3 098	-	3 098	16 006	25 234	-	252
30	ORLEN PetroZachód Sp. z o.o.**	21 631	17 749	-	6 371	(2 489)	(450)	(2 039)	61 197	3 669	56 837	40 040	-	40 040	82 827	375 218	-	-
31	ORLEN Remont Sp. z o.o.**	8 840	2 400	-	6 494	(54)	(1 840)	1 786	7 459	-	4 264	4 001	-	4 001	16 299	31 440	-	246
32	Petrolot Sp. z o.o.**	47 930	20 039	-	19 985	7 906	625	7 281	69 439	14 108	53 274	46 157	-	46 157	117 368	447 851	-	-
33	ORLEN Eltech Sp. z o.o.**	6 502	2 100	-	2 626	1 776	-	1 776	8 862	-	4 201	5 767	-	5 767	15 365	36 353	-	67
34	ORLEN Projekt S.A.**	15 336	1 500	-	12 908	928	-	928	6 754	-	2 851	4 366	-	4 366	22 085	20 469	-	536
35	ORLEN EnergoRem Sp. z o.o.**	3 629	1 800	-	1 171	658	-	658	6 316	-	3 782	3 832	-	3 832	9 945	21 640	-	75
36	ORLEN Wir Sp. z o.o.**	5 201	1 600	-	2 000	1 601	-	1 226	3 100	-	1 510	1 426	-	1 426	8 301	11 110	-	-
37	Orlen Morena Sp. z o.o.**	11 958	10 500	-	55	1 403	-	1 403	8 104	-	8 100	11 738	-	11 738	20 061	147 816	-	-
38	ORLEN OIL Sp. z o.o.*	58 132	43 558	-	7 794	6 780	(833)	7 608	81 169	-	77 951	82 634	-	82 634	139 302	396 760	-	-
Total companies directly subordinated consolidated		2 122 994	662 810	-	1 068 723	391 461	(7 979)	96 587	1 589 307	424 800	1 029 691	801 764	4 895	796 869	3 710 834	6 963 874	-	1 467
Companies indirectly subordinated consolidated																		
1	Energomedia Sp. z o.o.**	26 388	27 178	-	107	(897)	(938)	41	8 666	-	7 183	5 979	-	5 979	35 055	36 712	-	-
2	Przedsiębiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.**	7 103	3 000	-	4 008	95	-	95	12 557	16	10 548	14 136	-	14 136	19 660	55 149	-	-
3	Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.**	2 349	1 900	-	316	133	(9)	142	7 953	-	7 795	4 846	-	4 846	10 304	37 300	-	-
4	RAF-LAB Sp. z o.o.**	2 598	2 500	-	-	98	-	98	564	-	564	281	-	281	3 162	2 539	-	-
5	Bizrex Sp. z o.o.**	1 914	4	-	1 441	469	(365)	834	19 255	-	18 715	3 614	-	3 614	21 189	63 981	-	-
6	NaftoWax Sp. z o.o.**	1 705	50	-	1 061	594	(147)	741	13 815	68	13 336	6 585	-	6 585	15 519	105 512	-	32

NOTE 4M

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

No	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/loss	Entity's payables, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	Entity's total assets	Sales	unpaid share capital	dividends and share in profits received and due for the last year
7	Ship Service Agro Sp. z o.o.****	3 522	2 481	-	799	242	-	242	6 155	-	6 155	6 536	-	6 536	10 660	27 932	-	-
8	Dor-Farm Sp. z o.o.***	(1 930)	1 372	-	215	(3 517)	(1 991)	(1 526)	4 093	-	4 093	853	-	853	2 163	790	-	-
9	RAF-KOLTRANS Sp. z o.o.**	532	1 850	-	-	(1 318)	(925)	(393)	785	-	785	424	-	424	1 317	3 651	-	-
10	PetroNaft Sp. z o.o.**	3 208	5 608	-	3 909	(6 309)	(110)	(6 199)	24 972	185	24 324	20 742	-	20 742	28 410	434 432	-	-
11	NaftoTransKom Sp. z o.o.**	9 253	9 054	-	251	(52)	(388)	336	2 281	-	1 454	2 152	-	2 152	11 534	12 547	-	-
12	RAF-ENERGIA Sp. z o.o.**	680	1 500	-	-	(820)	(870)	50	3 860	-	3 860	3 207	-	3 207	4 541	19 653	-	-
13	Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.**	539	305	-	-	234	11	223	3 923	245	3 565	1 642	-	1 642	4 462	14 502	-	-
14	RAF-TRANS Sp. z o.o.**	1 092	2 000	-	-	(908)	(334)	(574)	580	-	580	687	-	687	1 672	4 805	-	-
15	EkoNaft Sp. z o.o.**	444	50	-	519	(125)	(275)	150	1 441	-	856	1 206	-	1 206	1 885	10 454	-	-
16	RAF-REMAT Sp. z o.o.**	1 704	1 756	-	353	(405)	(370)	(35)	1 412	-	1 412	917	-	917	3 116	7 059	-	-
17	RAF-EKOLOGIA Sp. z o.o.**	685 327	686 000	-	12	(685)	(289)	(396)	1 749	-	1 749	1 332	-	1 332	1 762	10 903	-	-
18	Petrogaz Łapy Sp. z o.o.**	5 334	3 540	-	-	1 794	1 695	99	2 273	191	2 076	1 185	-	1 185	4 019	11 891	-	-
19	Konsorcjum Olejów Przepracowanych - Organizacja Odzysku S.A.**	1 986	1 000	-	-	986	-	986	2 483	-	2 483	3 706	-	3 706	4 469	30 646	-	-
20	ORLEN Oil Sp. z o.o.*	58 132	43 558	-	7 794	6 780	(833)	7 608	81 169	-	77 951	82 634	-	82 634	139 302	396 760	-	-
21	P.U.S. i P. CHEMEKO Sp. z o.o.**	2 230	18	-	1 938	274	-	274	834	-	777	1 807	-	1 807	3 063	6 948	-	-
22	ORLEN Petrogaz Wrocław Sp. z o.o.**	4 122	3 100	-	658	364	(23)	387	4 911	488	4 342	2 736	-	2 736	9 033	30 370	-	-
23	Montonaft Sp. z o.o.**	2 037	246	-	1 860	(69)	(81)	12	3 107	-	3 004	2 645	155	2 490	5 169	16 170	-	-
24	Petrooktan Sp. z o.o.***	1 424	781	-	516	127	-	127	604	-	604	400	-	400	2 028	7 462	-	56
Total companies indirectly subordinated consolidated		821 693	798 851	-	25 757	(2 915)	(6 242)	3 322	209 444	1 193	198 211	178 252	155	178 097	343 474	1 350 168	-	188
Companies directly subordinated not consolidated																		
1	SAMRELAKS Mochocice Sp. z o.o.**	5 388	6 725	-	-	(1 337)	-	(1 337)	499	-	486	313	-	313	5 887	2 809	-	-
2	ZAWITAJ Świnoujście Sp. z o.o.****	3 176	4 110	-	-	(934)	-	(934)	212	-	153	77	-	77	3 388	2 705	-	-
3	Z.W. Mazowsze Sp. z o.o.**	2 701	3 932	-	-	(1 231)	(972)	(259)	253	-	229	52	-	52	2 954	2 019	-	-
4	WISŁA Płock Sportowa S.A.**	366	1 000	-	609	(1 243)	(974)	(294)	4 695	-	3 854	1 650	-	1 650	5 061	33 348	-	-
5	ORLEN Ochrona Sp. z o.o.**	2 507	500	-	1 103	904	(64)	968	6 184	304	5 419	4 295	-	4 295	8 691	32 552	-	-
6	CPN Serwis Kielce Sp. z o.o.**	286	322	-	4	(40)	(40)	-	317	-	246	338	-	338	603	2 086	-	-
7	Serwis Gdańsk Sp. z o.o.**	588	223	-	357	9	(34)	43	407	-	328	515	-	515	996	3 676	-	-
8	[illegible] Vermogensverwaltungsgesellschaft mbH	no financial data available as at 31.12.2002																
9	[illegible] Vermogensverwaltungsgesellschaft mbH	no financial data available as at 31.12.2002																
10	Poliolefiny Polska Sp. z o.o.	no financial data available as at 31.12.2002																
11	Zakład Urządzeń Dystrybucyjnych Sp. z o.o.**	7 420	6 536	-	491	393	(191)	584	1 782	-	1 433	2 021	-	2 021	9 202	15 601	-	-
12	Serwis Słupsk Sp. z o.o.**	2 508	796	-	1 444	268	(202)	470	786	-	474	663	-	663	3 294	4 672	-	-
13	Serwis Nowa Wieś Wielka Sp. z o.o.****	1 377	1 269	-	25	83	(229)	312	816	-	422	567	-	567	2 193	3 983	-	-
14	D.W. Mazowsze Sp. z o.o.****	980	1 649	-	2	(672)	(353)	(319)	556	-	493	30	-	30	1 536	1 100	-	-
15	Petromot Sp. z o.o.***	(651)	1 000	-	-	(1 651)	(1 023)	(628)	2 638	368	2 118	323	-	323	1 987	7 598	-	-
16	Serwis Rzeszów Sp. z o.o.***	797	347	-	385	65	(64)	129	394	-	264	373	-	373	1 191	3 020	-	-
17	Serwis Łódź Sp. z o.o.****	1 166	608	-	219	339	-	339	898	-	898	1 104	-	1 104	2 064	2 879	-	-
18	Serwis Podlasie Sp. z o.o.****	406	266	-	103	36	(242)	138	939	-	494	835	-	835	1 344	3 604	-	-
19	Serwis Mazowsze Sp. z o.o.**	914	788	-	186	(60)	(82)	22	3 046	8	2 810	2 444	-	2 444	3 960	19 783	-	-
20	Serwis Wrocław Sp. z o.o.**	2 211	216	-	1 383	612	(5)	617	1 243	-	1 052	1 818	-	1 818	3 454	8 266	-	-
21	Serwis Kraków Sp. z o.o.**	411	259	-	80	72	(41)	113	465	-	325	373	-	373	876	3 463	-	-
22	B.H.T. Dromech S.A. w upadłości	company in liquidation																
23	Serwis Kędzierzyn - Koźle Sp. z o.o.****	433	250	-	79	103	-	103	410	-	374	581	-	581	842	2 553	-	-
24	Serwis Szczecin Sp. z o.o.****	667	210	-	267	190	-	140	502	-	502	782	-	782	1 390	3 650	-	-
25	Serwis Zachód Sp. z o.o.**	1 227	874	-	401	(48)	(292)	244	1 650	-	1 105	1 645	-	1 645	2 877	6 746	-	-
26	CPN Marine Service Sp. z o.o.***	66	50	-	126	(110)	-	(110)	109	-	109	66	-	66	175	1 222	-	-
27	Centrum Edukacji Sp. z o.o.**	938	654	-	274	10	(126)	136	942	-	512	412	-	412	1 880	6 916	-	-

NOTE 4M

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

No	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/loss	Entity's payables, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	Entity's total assets	Sales	unpaid share capital	dividends and share in profits received and due for the last year
28	Serwis Katowice Sp. z o.o.****	779	170	-	477	132	(51)	183	644	-	567	719	-	719	1 423	4 174	-	-
29	ORLEN Petrogaz Nowa Brzeźnica Sp. z o.o. w upadłości	company in liquidation																
30	Petromor Sp. z o.o.**	2 586	2 580	-	64	(58)	-	(58)	82	-	82	98	-	98	2 668	614	-	-
31	Serwis Poznań Sp. z o.o.**	580	310	-	188	82	(39)	121	793	-	731	601	-	601	1 373	4 472	-	-
Total companies directly subordinated not consolidated		39 029	35 644	-	8 269	(4 884)	(5 424)	725	31 262	600	25 400	22 695	-	22 695	71 309	183 542	-	-
Companies indirectly subordinated not consolidated																		
1	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.***	2 427	2 295	-	121	11	-	11	229	1	228	197	-	197	2 656	2 107	-	-
2	Przedsiębiorstwo Rolne Agro - Azoty II Włocławek Sp. z o.o. Lała***	461	883	-	-	(422)	(501)	39	1 499	501	995	121	-	121	1 960	2 057	-	-
3	RAF-BIT Sp. z o.o.***	212	200	-	-	12	-	12	78	-	78	135	-	135	290	769	-	-
4	Zakładowa Straż Pożarna Sp. z o.o.**	1 424	1 497	-	166	(239)	(246)	7	776	-	362	418	-	418	2 199	4 198	-	-
5	RAF-SŁUŻBA RATOWNICZA Sp. z o.o.***	141	160	-	-	(19)	(21)	2	376	-	328	292	-	292	470	3 093	-	-
6	Petromont Sp. z o.o.***	493	400	-	45	48	(8)	56	104	-	101	293	-	293	597	1 577	-	-
7	RAN-OCC Sp. z o.o.***	58	127	-	1	(70)	(30)	(40)	-	-	-	10	-	10	58	19	-	-
8	Przedsiębiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.**	(855)	840	-	-	(1 695)	(1 252)	(443)	1 968	-	1 968	281	-	281	1 703	4 595	-	-
9	MEDILOGISTYKA Sp. z o.o.***	37	45	-	-	(8)	-	(8)	7	-	7	6	-	6	44	26	-	-
10	Petrol Ukraina Ltd Sp. z o.o.	no financial data available as at 31.12.2002																
11	NTVK (Nacionaline Turto Valdybos Korporacija - spółka akcyjna)	company in liquidation																
12	MEDIKOR Sp. z o.o.**	125	105	-	22	(2)	-	(2)	16	-	16	29	-	29	141	566	-	-
13	VARIA S.A.**	774	1 600	-	-	(826)	(1 052)	226	8 829	5 961	2 868	2 404	-	2 404	9 603	19 862	-	-
14	Wspólne Ukraińsko-Polskie Przedsiębiorstwo w formie Sp. z o.o. PETRO-UKRAINA	company in liquidation																
15	RAN-AKSES Sp. z o.o.***	128	173	-	-	(45)	(26)	(19)	25	-	25	29	-	29	153	977	-	-
16	RAN-FLEX Sp. z o.o.***	213	50	-	205	(42)	(49)	7	305	-	305	330	-	330	518	2 619	-	-
17	RAN-OIL Sp. z o.o.***	626	331	-	337	(42)	-	(42)	65	-	65	116	-	116	688	1 550	-	-
18	RAN-SIGMA Sp. z o.o.***	121	100	-	129	(108)	-	(108)	222	-	222	150	-	150	343	3 155	-	-
19	RAN-KICZMER Sp. z o.o.**	201	50	-	196	(45)	-	(45)	96	-	96	74	-	74	297	1 838	-	-
20	RAN-DICKMAR Sp. z o.o.**	239	50	-	219	(30)	-	(30)	361	17	344	166	-	166	600	3 163	-	-
21	RAN-STAROL Sp. z o.o.**	(148)	250	-	-	(398)	(165)	(233)	587	-	587	354	-	354	441	3 353	-	-
22	RAN-OLE-PAR Sp. z o.o.***	10	100	-	23	(113)	-	(113)	76	-	76	45	-	45	89	778	-	-
23	RAN-AKANT Sp. z o.o.***	(173)	50	-	2	(225)	(96)	(129)	203	-	203	19	-	19	30	573	-	-
24	RAN-PETROMEX Sp. z o.o.***	(178)	50	-	69	(297)	-	(297)	230	-	230	52	-	52	53	221	-	-
25	RAN-WATT Sp. z o.o.	company in liquidation																
26	RAN-MEGA Sp. z o.o.	no financial data available as at 31.12.2002																
Total companies indirectly subordinated not consolidated		6 336	9 356	-	1 536	(4 555)	(3 446)	(1 149)	16 052	6 480	9 104	5 521	-	5 521	22 933	57 896	-	-
Indirectly joint venture companies consolidated																		
1	UAB Ship Service Klaipeda***	(1 181)	56	-	-	(1 237)	(385)	(904)	3 677	-	3 677	2 206	-	2 206	2 495	20 960	-	-
Total indirectly joint venture companies consolidated		(1 181)	56	-	-	(1 237)	(385)	(904)	3 677	-	3 677	2 206	-	2 206	2 495	20 960	-	-
Direct associates consolidated																		
1	Naftoport Sp. z o.o.**	100 499	45 942	-	8 187	46 370	-	16 913	3 652	-	1 806	3 386	-	3 386	104 151	40 507	-	10 218
2	Flexpol Sp. z o.o.**	18 112	12 000	-	-	6 112	-	6 112	10 278	-	9 389	14 847	-	14 847	28 389	68 415	-	1 854
3	Chemiepetrol Sp. z o.o. (in EUR thousand)****	854	51	-	-	803	736	67	925	-	201	1 044	-	1 044	1 780	8 156	-	120**
Total direct associates consolidated		118 611	57 942	-	8 187	52 482	-	23 025	13 930	-	11 195	18 233	-	18 233	132 540	108 922	-	12 192
Total direct associates consolidated (in EUR thousand)		854	51	-	-	803	736	67	925	-	201	1 044	-	1 044	1 780	8 156	-	-
Indirect associates consolidated																		
1	Sk Eurochem Sp. z o.o.***	2 623	2 965	-	-	(342)	-	(342)	1 597	-	1 597	85	-	85	4 219	-	-	-
2	P.U.T. WIRCOM Sp. z o.o.***	3 517	31	-	3 529	(43)	-	(43)	2 925	-	2 798	4 281	-	4 281	6 442	13 668	-	-
3	Z.U.P. EKO-DROG Sp. z o.o.**	1 298	62	-	1 002	234	-	40	653	-	409	733	-	733	1 750	3 805	-	-
4	P.W. EURO-TRANSCHEM Sp. z o.o.**	1 480	24	-	89	1 367	-	29	1 621	-	1 562	1 740	-	1 740	3 114	11 637	-	-

NOTE 4M

SHARES IN SUBSIDIARIES AND ASSOCIATES (INVESTMENTS)

No	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/loss	Entity's payables, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	Entity's total assets	Sales	unpaid share capital	dividends and share in profits received and due for the last year
5	P.H.U.P. TRANSCHEM Sp. z o.o.**	6 265	232	-	202	5 831	-	1 007	2 493	-	2 413	2 696	-	2 696	8 757	16 246	-	39
6	Z.M. Azomet Sp. z o.o.**	3 586	56	-	4 152	(622)	-	(623)	1 666	-	1 589	1 569	-	1 569	5 251	14 128	-	-
7	APEX-ELZAR Sp. z o.o.**	2 698	294	-	1 927	477	-	(84)	1 298	-	1 056	2 103	-	2 103	3 997	8 305	-	-
8	S.P.P. PROFMED Sp. z o.o.***	413	16	-	395	2	-	2	315	-	271	476	-	476	727	3 938	-	-
9	P.P.H.U. ARBUD Sp. z o.o.**	2 511	10	-	48	2 453	-	(60)	829	-	761	1 541	-	1 541	3 339	7 940	-	-
10	ZOH Sp. z o.o.***	450	10	-	519	(79)	-	(79)	717	-	650	811	-	811	1 168	6 830	-	-
11	P.W. FRAKON Sp. z o.o.**	376	7	-	125	244	-	(37)	957	-	644	1 146	-	1 146	1 333	5 292	-	-
12	Petro-Oil SEEWAX Sp. z o.o.**	759	760	-	-	(1)	(9)	8	8 318	-	8 318	4 242	-	4 242	9 152	35 730	-	-
13	Petr-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.***	117	200	-	-	(83)	-	(83)	81	-	81	59	-	59	198	30	-	-
14	Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.**	5 628	6 000	-	116	(488)	(16)	(472)	19 944	-	19 944	10 915	-	10 915	25 685	81 086	-	-
15	Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.**	1 104	700	-	213	191	-	191	3 465	-	3 465	2 301	-	2 301	4 572	15 699	-	-
16	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.**	725	550	-	134	41	3	38	4 047	-	4 047	2 487	-	2 487	4 831	20 689	-	-
17	Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.**	288	450	-	-	(162)	(91)	(71)	6 195	-	6 195	3 425	-	3 425	6 519	23 646	-	-
18	Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.**	191	700	-	-	(509)	(376)	(133)	3 620	-	3 620	2 523	-	2 523	3 828	14 961	-	-
19	Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.**	210	800	-	-	(590)	(238)	(352)	11 818	-	11 818	9 329	-	9 329	12 028	52 823	-	-
20	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.**	1 086	148	-	920	18	3	14	15 970	265	15 705	11 989	-	11 989	17 651	72 921	-	-
21	DWS PERLA Sp. z o.o.**	1 018	21	-	560	437	-	234	246	-	148	116	-	116	1 264	3 632	-	-
Total indirect associates consolidated		36 340	14 036	-	13 931	8 376	(724)	(816)	88 575	265	87 091	64 567	-	64 567	125 825	413 829	-	39
Direct associates not consolidated																		
1	Niezależny Operator Międzystrefowy Sp. z o.o.****	167 145	240 000	-	-	(72 855)	(41 716)	(31 139)	5 160	-	4 380	12 104	274	11 830	172 211	127 662	-	-
2	Motell Sp. z o.o.****	624	2 000	-	-	(1 376)	(1 450)	74	856	-	856	332	-	332	1 480	6 337	-	-
Total direct associates not consolidated		167 769	242 000	-	-	(74 231)	(43 166)	(31 065)	6 016	-	5 236	12 436	274	12 162	173 691	133 999	-	-
Indirect associates not consolidated																		
1	Petro-Oil CZ s.r.o.**	6	125	-	-	(119)	-	(119)	325	-	325	155	-	155	333	628	-	-
2	RAN-BIAŁY Sp. z o.o.***	88	150	-	-	(62)	(63)	1	17	-	17	41	-	41	105	512	-	-
3	Plast Sp. z o.o.****	3 209	900	-	1 249	1 060	278	156	12 082	738	11 342	10 442	-	10 442	15 289	63 351	-	-
4	Petro-Pak S.A.	no financial data available as at 31.12.2002																
5	RAF-UNIWERSAL Sp. z o.o.***	100	65	-	8	27	(16)	43	129	-	129	134	-	134	1 772	-	-	-
Total indirect associates not consolidated		3 403	1 240	-	1 257	906	199	81	12 553	738	11 813	10 772	-	10 772	17 499	64 491	-	-

* financial statements audited by Ernst & Young Audit Sp. z o.o.

** financial statements audited by auditor other than Ernst & Young Sp. z o.o.

*** financial statements not required to be audited

**** the entity during audit

[1] amount in PLN thousand

(in PLN thousand)

NOTE 4N

SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h
No	name with indication of legal form	location	activity	book value of shares	entity's equity, including:		% of share capital owned	Share in votes on the General Shareholders Meeting	unpaid share capital
						share capital			
1	Polkomtel S.A.	Warszawa	cellular telecommunication services	436 495	3 000 092	2 050 000	19,61%	19,61%	-
2	AWSA Holland II B.V.	Amsterdam	bearing of shares and managment in Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	*	*	9,22%	9,22%	-
3	NFI Piast S.A.	Warszawa	financial broker	1 984	*	*	4,88%	4,88%	-
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	600	123 771	40 003	3,57%	3,57%	-
5	Polimex-Cekop S.A.	Warszawa	foreign and domestic trade of chemicals, building production and designing services	468	*	*	0,52%	0,52%	-
6	Stocznia Gdynia S.A.	Gdynia	shipyard	176	*	*	0,12%	0,12%	-
7	Huta Stalowa Wola S.A. Zaklad Sprezynowania	Stalowa Wola	weapons and army equipment production	87	*	*	0,08%	0,08%	-
8	WSK PZL - Krosno S.A.	Krosno	milk freezers and freezing chambers production	2	*	*	0,05%	0,05%	-
TOTAL				501 212	3 123 863,00	2 090 003,00			-

* The Company does not have relevant financial data
Presented are only those shares in other entities, for which provision was not provided for.

j
dividends and share in profits received and due for the last year
-
-
-
2
-
-
-
-
2

(in PLN thousand)

Note 4O

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	31 December 2002	31 December 2001
a) in Polish currency	1 273 210	1 170 591
b) in foreign currencies (by currency and recalculated to zloty)	222	-
b1. unit/currency 1/USD	-	-
zlotys	-	-
b2. unit/currency 1/EUR	56	-
zlotys	222	-
b3. other currencies in zlotys	-	-
Total long term shares, securities and other property rights	1 273 432	1 170 591

Note 4P

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	31 December 2002	31 December 2001
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	1 984	39 818
a) shares (balance sheet value)	1 984	39 818
- adjustments (for the period)	74	(2 842)
- value at the beginning of the period	1 910	42 660
- value at purchase price	8 830	52 396
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	600	1 499
a) shares (balance sheet value)	600	1 499
- adjustments (for the period)	(899)	(1 461)
- value at the beginning of the period	1 499	2 960
- value at purchase price	3 111	3 111
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	-	-
a) shares (balance sheet value)	-	-
b) bonds (balance sheet value)	-	-
c) other (balance sheet value)	-	-
D. With limited transferability (balance sheet value)	1 270 848	1 129 274
a) shares (balance sheet value)	1 270 848	1 129 274
- adjustments (for the period)	(6 388)	(36 960)
- value at the beginning of the period	1 247 817	1 166 234
- value at purchase price	1 368 956	1 220 995
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	(26 000)
- value at the beginning of the period	-	26 000
- value at purchase price	26 000	26 000
c) other (balance sheet value)	-	-
Total value at purchase price	1 406 897	1 302 502
Total adjustments of the value at the beginning of the period	(126 252)	(64 648)
Total value at the beginning of the period	1 280 645	1 237 854
Total adjustments for the period	(7 213)	(67 263)
Total balance sheet value	1 273 432	1 170 591

Note 4Q

LONG TERM LOANS GRANTED (CURRENCY TYPE)	31 December 2002	31 December 2001
a) in Polish currency	98 050	98 050
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total long term loans	98 050	98 050

Note 4R

OTHER LONG TERM INVESTMENTS (BY TYPE)	31 December 2002	31 December 2001
Total other long term investments	-	-

Note 4S

MOVEMENTS IN OTHER LONG TERM INVESTMENTS	31 December 2002	31 December 2001
a) balance at beginning of period	-	-
b) increases	-	-
c) decreases	-	-
d) balance at the end of period	-	-
Total other long term investments	-	-

Note 4T

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)	31 December 2002	31 December 2001
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total other long term loans	-	-

Note 5A

MOVEMENTS IN DEFERRED TAX ASSETS	31 December 2002	31 December 2001
1.Balance at the beginning of the period	-	-
2. Increases	-	-
3. Decreases	-	-
4. Balance at the end of the period	-	-
Total deferred tax assets at the end of the period	-	-

The Company compensates deferred tax provision and deferred tax assets

(in PLN thousand)

Note 5B

OTHER PREPAYMENTS AND DEFERRED COSTS	31 December 2002	31 December 2001
a) deferred costs, including:	145 022	190 123
- write down due to the catalisators' wearing off	45 258	64 151
- cost of acquisition of customer (patronage stations)	75 501	87 419
- formation costs	1 283	1 926
- leases	16 187	16 983
- other	6 793	19 644
b) other, including:	-	1 007
Total prepayments and deferred costs	145 022	191 130

Note 6

INVENTORIES	31 December 2002	31 December 2001
a) raw materials and other materials	1 241 963	819 096
b) work in progress	277 840	164 727
c) finished goods	876 564	786 049
d) goods for resale	79 558	68 569
e) prepaid inventory	1 740	625
Total inventories	2 477 665	1 839 066
Value of iventories being collateral for liabilities	-	-

Note 7A

SHORT TERM RECEIVABLES	31 December 2002	31 December 2001
a) from subordinated companies	353 560	309 556
- trade receivables due:	345 350	291 336
- within 12 months	345 257	291 336
- over 12 months	93	-
- receivables taken to the court	-	
- other	8 210	18 220
b) from other companies	934 660	974 462
- trade receivables due:	848 028	894 597
- within 12 months	847 891	894 597
- over 12 months	137	-
- budget receivables	49 368	35 587
- receivables taken to the court	-	3 230
- other	37 264	41 048
Total net short term receivables	1 288 220	1 284 018
c) bad and doubtful receivables provision (positive value)	194 716	157 294
Total gross trade receivables	1 482 936	1 441 312

Note 7B

SHORT TERM RECEIVABLES FROM SUBORDINATED COMPANIES	31 December 2002	31 December 2001
a) trade receivables, from:	345 350	291 336
- subordinated companies	326 731	269 287
- joint-ventures	-	
- associated companies	18 619	22 049
- significant investor	-	-
- dominant company	-	-
b) other, including:	8 210	18 220
- subordinated companies	8 210	18 220
- joint-ventures	-	-
- associated companies	-	-
- significant investor	-	-
- dominant company	-	-
Total net short term recivables from subordinated companies	353 560	309 556
c) bad and doubtful receivables provision (positive value)	6 031	-
Total gross short term recivables from subordinated companies	359 591	309 556

(in PLN thousand)

Note 7C

MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION	31 December 2002	31 December 2001
a) balance at beginning of period	157 294	95 929
b) increases of:	119 164	111 197
- initial receivable	89 742	60 604
- interest	29 422	48 738
- other	-	1 855
c) release of	(81 742)	(49 570)
- initial receivable	(49 700)	(17 722)
- interest	(27 047)	(31 848)
- other	(4 995)	-
d) utilization	-	(262)
- initial receivable	-	(262)
- interest	-	-
- other	-	-
Bad and doubtful debt provision for short term debtors at end of period	194 716	157 294

Note 7D

SHORT TERM RECEIVABLES (CURRENCY TYPE)	31 December 2002	31 December 2001
a) in Polish currency	1 456 101	1 388 181
b) in foreign currencies (by currency and recalculated to zlotys)	26 835	53 131
b1. unit/currency 1/USD	2 055	12 039
zlotys	7 742	47 992
b2. unit/currency 1/EUR	4 709	1 290
zlotys	18 586	4 545
b3. other currencies in zlotys	507	594
Total short term receivables	1 482 936	1 441 312

Note 7E

TRADE RECEIVABLES (GROSS) DUE:	-	-
a) up to one month old	958 374	919 919
b) between one month to three months old	46 333	30 439
c) between three months to six months old	33	36
d) between six months and one year old	82	157
e) over one year	-	-
f) overdue receivables	339 417	366 244
Total gros trade receivables	1 344 239	1 316 795
g) bad and doubtful trade receivables (negative value)	(150 861)	(130 862)
Total net trade receivables	1 193 378	1 185 933

Normal repayment period of receivables related to sales is 14 to 30 days

Concentration of credit risk relating to trade receivables are limited due to the large number of customers and their dispersion across many different sectors in Poland.

Note 7F

TRADE DEBTORS (GROSS) - OVERDUE	31 December 2002	31 December 2001
a) up to one month old	177 957	227 923
b) between one month to three months old	46 232	67 213
c) between three months to six months old	18 216	18 374
d) between six months and one year old	30 098	20 025
e) over one year	66 914	32 709
Total overdue gross trade debtors	339 417	366 244
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(109 978)	(69 694)
Total net overdue trade debtors	229 439	296 550

Note 8

RECEIVABLES (GROSS) - DISPUTED	31 December 2002	31 December 2001
Disputed trade receivables	-	-
Disputed budget receivables	-	-
Disputed dividends and other profit distribution receivables	-	-
Other disputed receivables	-	-
Receivables taken to the court, including	23 313	26 367
- trade receivables	20 284	26 367
- budget receivables	-	-
- dividends and other profit distribution receivables	-	-
- other	3 029	-
Total disputed receivables (gross)	23 313	26 367
Provisions set (negative value)	(23 313)	(23 137)
Total disputed receivables (net)	-	3 230
RECEIVABLES (GROSS) - OVERDUE		
Trade debtors overdue	339 417	366 244
Budget debtors overdue	-	-
Dividends and other profit distribution receivables overdue	-	-
Other overdue debtors	-	-
Receivables taken to the court, including	23 313	26 367
Total overdue receivables (gross)	362 730	392 611
Provisions set (negative value)	(133 291)	(92 831)
Total overdue receivables (net)	229 439	299 780

Note 9A

FINANCIAL SHORT TERM ASSETS	31 December 2002	31 December 2001
a) in subordinated companies	-	-
b) in joint-ventures	-	-
c) in associated companies	-	-
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	21 214	14 878
- stakes and shares	-	-
- securities	-	-
- other securities	-	-
- loans granted	-	-
- other financial fixed assets	21 214	14 878
g) cash and other cash assets	61 639	81 772
- cash on hand and in bank	41 081	51 610
- other cash	20 498	29 677
- other cash assets	60	485
Total financial short term assets	82 853	96 650
Value of cash assets being collateral for liabilities of the Company	-	858

Note 9B

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	31 December 2002	31 December 2001
a) in Polish currency	21 214	14 878
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments in shares, securities and other property rights	21 214	14 878

Note 9C

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	31 December 2002	31 December 2001
A. With unlimited transferability, listed on the Stock Exchange (balance sheet value)	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	-	-
D. With limited transferability (balance sheet value)	21 214	14 878
a) shares (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at the purchase price	-	-
b) bonds (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at the purchase price	-	-
c) other (balance sheet value)	21 214	14 878
- fair value	21 214	14 878
- adjustments (closing balance)	-	-
- value at the purchase price	-	-
Total fair value	-	-
Total market value	-	-
Total adjustments of the purchase price	-	-
Total balance sheet value	21 214	14 878

Note 9D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term loans granted	-	-

Note 9E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)		
a) in Polish currency	52 194	70 623
b) in foreign currencies (by currency and recalculated to zlotys)	9 445	11 149
b1. unit/currency thousand/USD	1 771	2 245
thousand zlotys	6 798	8 947
b2. unit/currency thousand/EUR	658	625
thousand zlotys	2 647	2 202
b3. other currencies in thousand zlotys	-	-
Total cash and cash assets	61 639	81 772

Concentrations of credit risk relating to cash and cash equivalents are limited because the Company places its cash with several well-established Polish and international banks.

Polski Koncern Naftowy ORLEN S.A.
Financial Statements for the year 2002
(in PLN thousand)

	31 December 2002	31 December 2001
Note 9F		
OTHER SHORT TERM INVESTMENTS (BY TYPE)		
Total other short term investments		
Note 9G		
OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)		
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments	-	-

Note 10

SHORT TERM PREPAYMENTS AND DEFERRED COSTS	31 December 2002	31 December 2001
a) deferred costs, including:	429 693	406 894
- excise duty to settle up	383 306	343 851
- write down due to the catalisators' wearing off	16 157	22 673
- cost of acquisition of customer (patronage stations)	11 879	13 317
- insurance	16 936	8 643
- years of service payments	-	17 065
- other	1 415	1 345
b) other including:	5 679	8 368
Total short term prepayments and deferred costs	435 372	415 262

Note 11
IMPAIRMENT CHARGES

Impairment changes made in the year ended 31 December 2002 concerning:

a) receivables - value of receivables impairment charges created or reversed was presented in notes 3.C and 7.C. Impairment charges were made mainly due to the worse structure of receivables ageing and worse financial situation of debtors. Reversals of impairment charges of receivables were mainly due to repayment of receivables previously provided for.

b) fixed assets – impairment charges of fixed assets increased in the year 2002 by PLN 17,04 million, PLN 1,109 thousand of which were transfered to revaluation reserve. Reversed impairment of fixed assets (resulting from the change of estimations concerning economic value of fixed assets) in the year ended 31 December 2002 did not amount to significant value. Decrease in provisions presented in Note 2B resulted mainly from sales of assets previously provided for;

c) intangible fixed assets - impairment charges of intangible fixed assets increased in 2002 by PLN 66 thousand.

(in PLN thousand)

Note 12.

SHARE CAPITAL AS AT 31 DECEMBER 2002			Par value of a single share = 1.25 PLN				
Series, issue	Type of shares	Type of preference	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none	336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.1993
Series B	bearer	none	6 971 496	8 714	Contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none	77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Total number of shares			**420 177 137**				
Total share capital				**525 221**			

SHARE HOLDERS AS AT 31 DECEMBER 2002 (PLN)				
	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,63%
State Treasury	43 633 897	43 633 897	54 542 371	10,38%
Bank of New York (depositary)	56 932 910	56 932 910	71 166 138	13,55%
Others*	245 534 031	245 534 031	306 917 539	58,44%
Total	**420 177 137**	**420 177 137**	**525 221 421**	**100.00%**

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 239 911 206 shares of PKN ORLEN S.A., which constitutes 5.69% of votes at General Shareholders Meeting of PKN ORLEN S.A.

In July 2000 the issuance of 11.344.784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Motivation Program directed to members of Management Board and authorized persons, performing management functions. The Motivation Program is scheduled for years 2001, 2002 and 2003.

Until the date of preparation of these financial statements the bonds were not acquired. Therefore the coversion of bonds to shares did not take place.

(in PLN thousand)

	31 December 2002	31 December 2001

Note 13A Own shares
In years 2002 and 2001 the Company did not possess own shares.
Note 13B Emitent's shares owned by subordinates
In years 2002 and 2001 subordinated entities did not possess shares of the Company.

Note 14

CAPITAL RESERVE	31 December 2002	31 December 2001
a) share premium	873 541	873 541
b) capital provided for by the articles	175 074	175 074
c) capital provided for by the deed	4 338 544	4 140 939
d) capital arising from additional shareholders' payments	-	-
e) other	114 021	108 019
Total capital reserve	5 501 180	5 297 573

Note 15

REVALUATION RESERVE	31 December 2002	31 December 2001
a) from revaluation of fixed assets	724 352	731 463
b) from gains/losses on financial instruments valuation	-	-
c) from deffered tax	1 199	733
d) foreign exchange differences from recalculation of overseas branches	-	-
e) other	-	-
Total revaluation reserve	725 551	732 196

Note 16

OTHER CAPITAL RESERVES (BY PURPOSE)	31 December 2002	31 December 2001
Separated fund	53 476	53 476
Total other capital reserves	53 476	53 476

Note 17

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)	31 December 2002	31 December 2001
	-	-
Total write-offs from net profit within the year	-	-

Note 18A

MOVEMENTS IN PROVISION FOR DEFERRED TAX	31 December 2002	31 December 2001
1. Provision for deferred tax at the beginning of period	192 084	171 792
a) reflected in financial result	192 817	172 909
b) reflected in equity	(733)	(1 117)
c) reflected in goodwill or negative goodwill	-	-
2. Increases	93 181	167 898
a) reflected in financial result of the period due to positive temporary differences	93 181	167 514
b) reflected in equity due to temporary positive diferences	-	384
c) reflected in goodwill or badwill due to temporary positive differences	-	-
3. Decreases	(36 850)	(147 606)
a) reflected in financial result of the period due to positive temporary differences	(36 384)	(147 606)
b) reflected in equity due to temporary positive diferences	(466)	-
c) reflected in goodwill or badwill due to temporary positive differences	-	-
4. Balance at the end of period	248 415	192 084
a) reflected in financial result	249 614	192 817
b) reflected in equity	(1 199)	(733)
c) reflected in goodwill or negative goodwill	-	-

Total influence of change of CIT rates on change in deferred tax is presented in Note 34 B.

Note 18B

MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	31 December 2002	31 December 2001
a) balance at the beginning of period	62 660	58 399
b) increases	9 557	4 261
c) utilization	(590)	-
d) release	-	-
Balance at the end of period	71 627	62 660

Note 18C

MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	31 December 2002	31 December 2001
a) balance at the beginning of period	11 606	9 801
b) increases	11 663	12 940
c) utilization	(11 606)	(11 135)
d) release	-	-
Balance at the end of period	11 663	11 606

(in PLN thousand)

Note 18D

MOVEMENTS IN OTHER LONG TERM PROVISIONS	31 December 2002	31 December 2001
a.) balance at the beginning of period	359 833	464 081
- environmental provision*	349 851	452 389
- provision for tax control	599	599
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	4 700	4 700
- other	4 683	6 393
b) increases of:	1 953	154
- environmental provision*	-	-
- provision for tax control	-	-
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	-	-
- other	1 953	154
c) utilization of:	(1 530)	(288)
- environmental provision*	-	-
- provision for tax control	-	-
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	-	-
- other	(1 530)	(288)
d) release of:	(35 467)	(104 114)
- environmental provision*	(32 469)**	(102 538)***
- provision for tax control	-	-
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	(900)	-
- other	(2 098)	(1 576)
Total other long term provisions at the end of period	324 789	359 833
- environmental provision*	317 382	349 851
- provision for tax control	599	599
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	3 800	4 700
- other	3 008	4 683
Total other long term provisions at the end of period	324 789	359 833

* the amount of provison is calculated based on an estimate made by an independent expert in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** including: 20,497 PLN concerns reclassification of part of the environmental provision from long term to short term, the other part concerns sold sites together with cession on the purchaser of all future, potential liabilities.

*** the total amount of releases PLN 102,538 thousand includes the amount of PLN 57,039 thousand concerning changes in Management Board's estimates relating to future environmental costs, the other part of the amount concerns sites sold in 2001 together with cession on the purchaser of all future, potential liabilities.

Note 18E

MOVEMENTS IN OTHER SHORT TERM PROVISIONS	31 December 2002	31 December 2001
a.) balance at the beginning of period	65 063	96 237
- environmental provision*	50 000	50 000
- provision for tax control	-	5 599
- provision for potential losses due to OPCC decision	-	40 000
- provision for business risk	14 658	-
- other	405	638
b) increases of:	38 638	14 691
- environmental provision*	20 497 **	-
- provision for tax control	3 063	-
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	15 078	14 658
- other	-	33
c) utilization of:	(15 743)	-
- environmental provision*	(7 804)	-
- provision for tax control	(3 063)	-
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	(4 876)	-
- other	-	-
d) release of:	(16 372)	(45 865)
- environmental provision*	(16 091)	-
- provision for tax control	-	(5 599)
- provision for potential losses due to OPCC decision	-	(40 000)
- provision for business risk	-	-
- other	(281)	(266)
Total other short term provisions at the end of period	71 586	65 063
- environmental provision*	46 602	50 000
- provision for tax control	-	-
- provision for potential losses due to OPCC decision	-	-
- provision for business risk	24 860	14 658
- other	124	405
Total other short term provisions at the end of period	71 586	65 063

* The amount of provison is calculated based on an estimate made by an independent expert in years 2000 - 2002. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

**The amount in full concerns reclassification of part of the environmental provision from long term to short term

Note 19A

LONG TERM LIABILITIES	31 December 2002	31 December 2001
a) to subordinated companies	230 299	230 299
- other financial liabilities relating to bonds	230 299	230 299
b) to joint-venture companies	-	-
c) to associated companies	-	-
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	3 349	845 258
- loans	-	835 860
- other financial liabilities	3 349	9 398
- finance lease liabilities	108	2 681
- other	3 241	6 717
Total long term liabilities	**233 648**	**1 075 557**

Note 19B

LONG TERM LIABILITIES (AGEING)	31 December 2002	31 December 2001
b) between 1 and 3 years old	233 648	1 075 557
c) between 3 and 5 years old	-	-
d) over 5 years old	-	-
Total long term liabilities	**233 648**	**1 075 557**

Note 19C

LONG TERM LIABILITIES (CURRENCY TYPE)	31 December 2002	31 December 2001
a) in Polish currency	233 648	263 197
b) in foreign currencies (by currency and recalculated to zlotys)	-	812 360
b1. unit/currency thousand/USD	-	200 000
thousand zlotys	-	812 360
b2. other currencies in thousand zlotys	-	-
Total long term liabilities	**233 648**	**1 075 557**

Note 19D

LONG TERM BANK LOANS

As at 31 December 2002 no long term loans were incurred

(in PLN thousand)

Note 19E

LONG-TERM LIABILITIES FROM THE ISSUE OF SECURITIES							
Securities by kind	Nominal value	Coupon	Date of repurchase	Guaranties/collateral	Additional rights	Stock exchange	Other
Series A convertible bonds to shares series D	14,181*	zero-coupon bonds	31.12.2003	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights	Not quoted on stock exchange	-

* par value 1,25 PLN per share
Total Company's liability relating to series A securities amounts to PLN 230,299 thousands (at issuance price of 20.30 PLN per share)

Polski Koncern Naftowy ORLEN S.A.
Financial Statements for the year 2002
(in PLN thousand)

Note 20A

SHORT TERM LIABILITIES	31 December 2002	31 December 2001
a) to subordinated companies	171 691	125 263
- resulting from issuance of commercial papers	66 191	35 250
- trade liabilities, falling due:	76 279	89 890
- within 12 months	76 279	89 890
- other	29 221	123
b) to joint-venture companies	-	-
c) to associated companies	19 964	1 835
- resulting from issuance of commercial papers	8 669	-
- trade liabilities, falling due:	11 295	1 835
- within 12 months	11 295	1 835
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	4 077 753	3 082 925
- loans, including:	1 511 089	938 372
- long term loans falling due within 1 year	803 648	179 099
- resulting from issuance of commercial papers	330 140	354 750
- other financial liabilities	724	-
- trade liabilities, falling due:	1 243 489	847 870
- within 12 months	1 241 312	847 870
- over 12 months	2 177	-
- purchase of tangible fixed assets	118 531	93 691
- budget liabilities	827 465	786 995
- wages and salaries	19 906	18 759
- other	26 409	42 488
g) special funds:	31 415	36 658
- Company's social fund	25 368	30 619
- Premium fund	447	447
- other	5 600	5 592
Total short term liabilities	**4 300 823**	**3 246 681**

Note 20B

SHORT TERM LIABILITIES (CURRENCY TYPE)	-	-
a) in Polish currency	2 570 627	2 616 053
b) in foreign currencies (by currency and recalculated to zlotys)	1 730 196	630 628
b1. unit/currency thousand/USD	436 534	153 599
thousand zlotys	1 706 461	612 291
b2. unit/currency thousand/EUR	4 748	2 920
thousand zlotys	19 472	10 283
b3. other currencies in thousand zlotys	4 263	8 054
Total short term liabilities	**4 300 823**	**3 246 681**

(in PLN thousand)

Note 20C

SHORT TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate**	Repayment date	Collateral
			PLN	currency	PLN	currency			
I. Short term									
1	Bank Handlowy w Warszawie S.A.	Warszawa, Plock branch	220 000	PLN	16 730	PLN	WIBOR + margin	overdraft	voluntary submission to infusement
2	Pekao S.A.	Warszawa, Plock branch	80 000	PLN	25 478	PLN	WIBOR + margin	17.07.2003	authorisation to a current bank account, voluntary submission to infusement
3	PKO BP S.A.	Warszawa, Plock branch	100 000	PLN	98 893	PLN	WIBOR + margin	30.05.2003	authorisation to a current bank account, voluntary submission to infusement
4	PKO BP S.A.*	Warszawa, Plock branch	100 000	PLN	100 586	PLN	WIBOR + margin	29.03.2003	cession of receivables, authorisation to a current bank account, voluntary submission to infusement
5	PKO BP S.A.*	Warszawa, Plock branch	70 000	PLN	70 410	PLN	WIBOR + margin	20.06.2003	authorisation to a current bank account, voluntary submission to infusement
6	PKO BP S.A.*	Warszawa, Plock branch	70 000	PLN	70 410	PLN	WIBOR + margin	31.05.2003	authorisation to a current bank account, voluntary submission to infusement
7	PKO BP S.A.*	Warszawa, Plock branch	60 000	PLN	60 023	PLN	WIBOR + margin	30.06.2003	authorisation to a current bank account, voluntary submission to infusement
8	PBK S.A.	Warszawa, Plock branch	110 000	PLN	102 200	PLN	WIBOR + margin	overdraft	own blank bill of exchange, authorisation to a current bank account, voluntary submission to infusement
9	BRE Bank S.A.	Warszawa	70 000	PLN	266	PLN	WIBOR + margin	29.09.2003	voluntary submission to infusement
10	BGZ S.A.	Warszawa, Plock branch	50 000	PLN	12 445	PLN	WIBOR + margin	30.05.2003	blank bill of exchange, voluntary submission to infusement
11	BGZ S.A.	Warszawa, Plock branch	75 000	PLN	75 000	PLN	WIBOR + margin	30.05.2003	authorisation to a current bank account, voluntary submission to infusement
12	BGZ S.A.	Warszawa, Plock branch	75 000	PLN	75 000	PLN	WIBOR + margin	30.05.2003	own blank bill of exchange, voluntary submission to infusement
	Total				**707 441**				
II. Long term currently repaid									
13	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej	Warszawa	80 000	PLN	20 000	PLN	preferential rate	30.04.2003	own blank bill of exchange, cession of receivables
14	Consortium of banks (ABN Amro)*	Warszawa	781 820	200 000 USD	783 644	PLN	LIBOR + margin	31.10.2003	voluntary submission to infusement
15	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej*	Opole	2 000	PLN	4	PLN	preferential rate	10.01.2003	own blank bill of exchange, cession of receivables
	Total				**803 648**				
	Total I + II				**1 511 089**				

* Interest accrued as at 31 December 2002.
** Interest rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR in case of loans denominated in foreign currencies.
Margins based on WIBOR range from 0% to 0.15%
Margins based on LIBOR are at the level of 0.35%
Interests on preferential loans range from 0.6 to 0.78 rediscount rate, but not less than 7%.

(in PLN thousand)

Note 20D

SHORT TERM LIABILITIES FROM THE ISSUE OF SECURITIES					
Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional rights
BONDS	50 000	7,63%	2003.01.08	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	25 000	7,37%	2003.01.22	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	50 000	6,60%	2003.02.21	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	50 000	6,48%	2003.02.26	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	50 000	6,75%	2003.03.10	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	50 000	6,80%	2003.03.12	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	80 000	6,95%	2003.03.17	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	50 000	6,96%	2003.03.24	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Total	**405 000**				

(in PLN thousand)

Note 21A

	31 December 2002	31 December 2001
MOVEMENTS IN NEGATIVE GOODWILL	-	-
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Negative goodwill at the end of period	-	-

Note 21B

	31 December 2002	31 December 2001
OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals, including:	58 953	34 523
- long term	-	-
- short term	58 953	34 523
- holiday pay accrual	10 123	11 423
- cost of awards in VITAY program	44 421	17 489
- environment pollution	4 236	5 379
- other	173	232
b) deferred income	5 442	1 794
- long term	-	-
- short term	5 442	1 794
- subventions received	1 535	1 734
- income on advances received	3 907	-
- other	-	60
Total other accruals and deferred income at the end of period	64 395	36 317
MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals at the beginning of period	34 523	39 214
b) increases	31 242	23 695
c) decreases	(6 812)	(28 386)
d) accruals at the end of period	58 953	34 523
e) deferred income at the beginning of period	1 794	1 905
f) increases	6 011	102
g) decreases	(2 363)	(213)
h) deferred income at the end of period	5 442	1 794
Total other accruals and deferred income at the end of period	64 395	36 317

Note 22

	31 December 2002	31 December 2001
Net book value (A)	7 263 591	6 932 385
Number of shares (B)	420 177 137	420 177 137
Net book value per share (in zloty) (A/B)	17,29	16,50
Expected number of shares (C)	-	-
Diluted net book value per share (in zloty) (A)/(C)	-	-

* Method of calculation of net book value and diluted net book value is described in Note 41 in the description notes

(in PLN thousand)

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A

Off-balance sheet receivables from subordinated companies	**31 December 2002**	**31 December 2001**
a) guaranties an sureties received, including:	-	-
b) other, including:	-	-
Total off-balance sheet receivables from subordinated companies	-	-

Note 23B

Off-balance sheet liabilities to subordinated companies	**31 December 2002**	**31 December 2001**
a) guaranties an sureties granted, including:	94 548	94 623
- for subordinated companies	94 548	94 623
b) other, including:	-	-
Total off-balance sheet liabilities from subordinated companies	94 548	94 623

(in PLN thousand)

Note 24A

NET SALES OF PRODUCTS (TYPE OF SALES)	2002	2001
- to subordinated companies	3 221 482	2 843 643
a. sales of rafinery products	19 916 973	20 030 782
b. sales of petrochemical products	1 942 177	1 702 121
c. sales of services	151 490	156 755
d. sales of products - other	56 232	57 079
Total net sales products	22 066 872	21 946 737

Note 24B

NET SALES OF PRODUCTS (BY TERRITORY)	2002	2001
a) domestic sales, including:	21 129 571	21 420 624
- to subordinated companies	3 221 482	2 843 643
b) export sales, including:	937 301	526 113
- to subordinated companies	-	-
Total net sales of products	22 066 872	21 946 737

Note 25A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES)	2002	2001
- to subordinated companies	84 271	74 387
a. sales of products	1 130 060	838 469
b. sales of services	677 841	674 095
c. sales of products - other	17 057	1 690
Total net sales of goods for resale and materials	1 824 958	1 514 254

Note 25B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)	2002	2001
a) domestic sales, including:	1 529 345	1 229 455
- to subordinated companies	84 271	74 387
b) export sales, including:	295 613	284 799
- to subordinated companies	-	-
Total net sales of goods forresale and materials	1 824 958	1 514 254

Note 26

COSTS (BY COSTS TYPE)	2002	2001
a) depreciation	819 884	775 109
b) usage of materials and energy	9 117 538	9 235 920
c) external services	1 608 723	1 461 198
d) taxes	9 625 673	9 213 301
e) wages and salaries	408 865	429 645
f) social insurance and other charges	93 887	92 471
g) other costs	209 687	160 654
Total costs	21 884 257	21 368 298
Changes in the position of stocks and accruals	(147 872)	292 621
Cost of products and services for own use (negative value)	(22 796)	(5 960)
Sales and distribution costs (negative value)	(10 926 201)	(10 302 990)
General and administration expenses (negative value)	(567 619)	(512 346)
Cost of sales	10 219 769	10 839 623
	-	-

(in PLN thousand)

Note 27

OTHER OPERATING INCOME	2002	2001
a) releases of provisions	31 342	149 979
- environmental provision	28 063	102 538
- provision for tax control	-	5 599
- provision for potential losses due to OPCC decision	-	40 000
- release of environmental provision	900	-
- other	2 379	1 842
b) reversal of impairment charges of assets	59 143	42 537
- impairment of receivables	49 700	17 722
- impairment of tangible assets	6 246	24 815
- impairment of current assets	3 197	-
c) other, including:	47 092	66 270
- income from recovery of current assets	5 366	15 046
- value of finished goods	-	1 566
- income from perpetual leasehold	4 346	5 107
- fines received	13 058	36 655
- stocktaking differences	2 149	1 110
- other	22 173	6 786
Total other operating income	137 577	258 786

Note 28

OTHER OPERATING COSTS	2002	2001
a) setting-up provisions for:	20 094	14 845
- provision for tax control	3 063	-
- provision for business risk	15 078	14 658
- other	1 953	187
b) impairment charges of assets, including:	89 742	60 604
- impairment of tangible assets	89 742	60 604
- impairment of current assets	-	-
c) other, including:	47 029	74 558
- surplus of net value of net assets contributed over the value of shares received	13 037	2 096
- write down of overdue accounts receivable	7 402	3 894
- donations	3 502	7 715
- stockcount differences	2 096	3 084
- fines paid	1 475	2 159
- court costs	2 013	2 630
- costs and loses due to administration of goods for resale and materials	6 970	3 084
- other	10 534	49 896
Total other operating costs	156 865	150 007

Note 29A

DIVIDENDS RECEIVED AND SHARES IN PROFITS	2002	2001
a) from related entities, including:	13 658	11 603
- from subsidiary companies	1 466	1 446
- from joint-ventures	-	-
- from associated companies	12 192	10 157
- from significant investor	-	-
- from parent company	-	-
b) from other entities	2	1 129
Total dividends received and share in profits	13 660	12 732

(in PLN thousand)

Note 29B

	2002	2001
INTEREST INCOME		
a) from loans granted	15 464	4 733
from related entities	-	-
- from subsidiary companies	-	-
- from joint-ventures	-	-
- from associated companies	-	-
- from significant investor	-	-
- from parent company	-	-
from other entities	15 464	4 733
b) other interest income	33 637	58 531
from related entities	5 597	18 361
- from subsidiary companies	5 511	18 361
- from joint-ventures	-	-
- from associated companies	86	-
- from significant investor	-	-
- from parent company	-	-
from other entities	28 040	40 170
Total interest income	49 101	63 264
INTEREST INCOME		
a) from loans granted and debt securities purchased	15 464	4 733
- received	12 307	-
- not received	3 157	4 733
b) other interest	33 637	58 531
- received	4 263	9 858
- not received	29 374	48 673
Total interest income	49 101	63 264

Note 29C

	2002	2001
OTHER FINANCIAL INCOME		
a) foreign exchange gains	34 301	52 828
- realized	5 432	25 315
- unrealized	28 869	27 513
b) release of provisions (by categories)	27 047	31 848
- for interest on receivables	27 047	31 848
c) other	12 965	22 601
Total other financial income	74 313	107 277

Note 30A

	2002	2001
INTEREST EXPENSES		
a) from credits, loans and securities issued	136 411	294 381
- to related entities	4 651	1 483
- to subsidiary companies	3 939	1 483
- to joint-ventures	-	-
- to associated companies	712	-
- to significant investor	-	-
- to parent company	-	-
- to other entities	131 760	292 898
b) other interest	1 068	5 512
- to related entities	11	55
- to subsidiary companies	11	48
- to joint-ventures	-	-
- to associated companies	-	7
- to significant investor	-	-
- to parent company	-	-
- to other entities	1 057	5 457
Total interest expenses	137 479	299 893
INTEREST EXPENSES		
a) from credits, loans and securities issued	136 411	294 381
- paid	130 522	279 601
- not paid	5 889	14 780
b) other interest	1 068	5 512
- paid	394	5 454
- not paid	674	58
Total interest expense	137 479	299 893

(in PLN thousand)

Note 30B

OTHER FINANCIAL EXPENSES	2002	2001
a) foreign exchange loses	-	-
- realized	-	-
- unrealized	-	-
b) release of provisions (by categories)	29 422	48 738
- interest from receivables	29 422	48 738
c) other financial expenses, including:	45	327
Total other financial expenses	**29 467**	**49 065**

Note 31

PROFIT (LOSS) ON INVESTMENTS SOLD	2002	2001
a) profit on sales of stakes/shares	61 542	47 276
b) loss on sales of stakes/shares	-	-
Profit (loss) on investments sold	**61 542**	**47 276**

Note 32

EXTRAORDINARY GAINS	2002	2001
a) accidental	17	474
b) other	-	65
Total extraordinary gains	**17**	**539**

Note 33

EXTRAORDINARY LOSES	2002	2001
a) accidental	138	18
b) other	-	2 172
Total extraordinary loses	**138**	**2 190**

Polski Koncern Naftowy ORLEN S.A.
Financial Statements for the year 2002
(in PLN thousand)

Note 34A

CORPORATE INCOME TAX - CURRENT	2002	2001
1. Gross profit	616 301	355 200
2. Differences between gross profit (loss) and taxable income, including:	16 679	(89 371)
a) permanent differences between gross profit (loss) and taxable income	51 379	39 039
b) temporary differences between gross profit and taxable income	(22 701)	(128 202)
c) other differences between gross profit and taxable income	(11 999)	(208)
3. Taxable income	632 980	265 829
4.Tax according to tax rate for the year	177 234	74 432
5. Tax allowances and increases	-	-
6. Current income tax as declared in the CIT declaration	177 234	74 432
- as presented in the profit and loss account	177 234	74 432
- relating to decreases or increases of equity	-	-
- relating to decreases or increases of goodwill or negative goodwill	-	-

Note 34B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT	2002	2001
- decrease (increase) relating to temporary differences and reversals of temporary differences	7 412	19 908
- decrease (increase) relating to changes in tax rates	49 385	-
Total deferred corporate income tax	56 797	19 908

Note 34C

TOTAL DEFERRED TAX	2002	2001
- within the equity	(1 199)	(733)
- within goodwill or negative goodwill	-	-

Note 34D

CORPORATE INCOME TAX PRESENTED IN P&L RELATING TO:	2002	2001
- stopped activity	-	-
- result on extraordinary operations	-	-

Note 35

OTHER OBLIGATORY CHARGES ON PROFIT (INCREASES OF LOSS):	2002	2001
Total other obligatory charges on profit (increases of loss)	-	-

Note 36

NET PROFIT (LOSS) FROM SUBORDINATED ENTITIES ACCOUNTED FOR ON AN EQUITY BASIS (BY TYPE)	2002	2001
Total net profit (loss) from subordinated entities accounted for on an equity basis	-	-

Note 37

Distribution of profit for the year 2001 as well as declared distribution of profit for year 2002 and retained profit from previous years are presented in Note 40 in decsription notes.

Note 38

Calculation of profit per share

	2002	2001
Net profit for 12 months	382 270	260 860
Weighted average number of ordinary shares	420 177 137	420 177 137
Earnings per ordinary share (in zloty)	0,91	0,62
Diluted weighted average number of shares	-	-
Diluted earnings per ordinary share (in zloty)	-	-

* calculation of earnings and diluted earning per ordinary share is presented in Note 39 in description notes.

(in PLN thousand)

Note 39. Method of calculation of earnings and diluted earnings per ordinary share for year 2002 and 2001

		2002	2001
Net profit for 12 months (in PLN)	(A)	382,269,825.11	260,860,280.15
Weighted average number of ordinary shares	(B)	420,177,137	420,177,137
Earnings per ordinary share (in PLN)	(A/B)	0.91	0.62
Weighted average expected number of ordinary shares	C	-	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-	-

The Company calculated earnings and diluted earnings per ordinary share according to IFRS.

Note 40. Suggested distribution of profit for 2002 and distribution of profit for2001

Distribution of profit and undistributed profit from previous years	
Dividend (PLN 0.09 per share)	37,815,942.33
Reserve capital	420,346,460.50
Total	458,162,402.83

In accordance with resolution of General Meeting of Shareholders profit for year 2001 was distributed in the following way:

Dividend (PLN 0.12 per share)	50,421,256.44
Reserve capital	197,605,162.56
Total	248,026,419.00

Note 41. Method of calculation of net book value and diluted net book value per share as at 31 December 2002

		2002	2001
Net book value (in PLN)	(A)	7,263,590,988.20	6,932,385,584.33
Number of shares	(B)	420,177,137	420,177,137
Net book value per share (in PLN)	(A/B)	17.29	16.50
Expected number of shares	C	-	-
Diluted net book value per share (in PLN)	(A/C)	-	-

The Company calculated net book value and diluted net book value per share according to IFRS.

(in PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 9.

Note 42. Classification of the Company activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Company's core activity, not enumerated in financing and investing activities, for example: repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

The reasons for occurrence of differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	Year 2002
Balance sheet change in net value of long- and short-term receivables	(879)
Changes in investment receivables	(10,505)
Change in financial fixed assets receivables	(11,008)
Change in financial instruments receivables	(6,336)
Other	(5,837)
Change in receivables within cash flow statement	(34,565)

Liabilities:	Year 2002
Balance sheet change in short- and long-term liabilities	212,233
Change in short term loans and borrowings	263,143
Change in investment liabilities	(24,839)
Change in interest resulting from issued securities	(15,000)
Change of liabilities from financial fixed assets	(29,196)
Other	5,899
Change in short and long-term liabilities within cash flow statement	412,240

Accruals:	Year 2002
Balance sheet change in accruals	54,076
Other	(2,426)
Change in accruals within cash flow statement	51,650

Provisions:	Year 2002
Balance sheet change in provision	36,834
Adjustment of deferred tax influencing equity	466
Change in provisions within cash flow statement	37,300

(in PLN thousand)

b) Other captions in cash flow statement

In cash flow statement for 2002 in an item B.I.4 in investing activities an amount of 15,653 is presented. This amount includes:

Change of receivables from financial fixed assets	4,417
Lease agreement payments	4,227
Other	7,009
Total	15,653

In cash flow statement for 2002 in an item B.I.15 in investing activities an amount of (79,443) is presented. This amount includes:

Change in prepayments for fixed assets	(78,178)
Other	(1,265)
Total	(79,443)

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY INDUSTRY AND GEOGRAPHICAL SEGMENTS

Note 43. Selected financial data by the Company's segments of operations

Business segments

The operations of the Company are divided into two main segments: Refinery Segment and Chemical Segment.

- The refinery segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The chemical segment encompasses production and sales of petrochemicals.

The other operations include among others support functions, as well as repair-maintenance.

Net results and assets in particular segments had been established before the inter-segment eliminations were done. Internal prices in transactions between segments are similar to market prices.

(in PLN thousand)

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001
Revenue										
External sales	21,777,263	21,565,425	1,954,565	1,702,129	160,002	193,437	-	-	23,891,830	23,460,991
Inter-segment sales	2,474,748	2,076,135	1,291,412	1,107,653	690,317	662,300	(4,456,477)	(3,846,088)	-	-
Total revenue	24,252,011	23,641,560	3,245,977	2,809,782	850,319	855,737	(4,456,477)	(3,846,088)	23,891,830	23,460,991
Result										
Segment result	761,007	637,496	135,210	180,093	(7,557)	7,390	-	-	888,660	824,979
Unallocated corporate expenses									(303,399)	(283,597)
Profit from operations									585,261	541,382
Financial income									199,021	230,549
Financial costs									(167,860)	(415,080)
Gross profit									**616,422**	**356,851**
Extraordinary gains									17	539
Extraordinary losses									(138)	(2,190)
Profit before taxation									**616,301**	**355,200**

(in PLN thousand)

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001
Income taxes									(234,031)	(94,340)
Other obligatory charges on profit									-	-
Net profit									**382,270**	**260,860**

(in PLN thousand)

	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	as at 31 December 2002	as at 31 December 2001	as at 31 December 2002	as at 31 December 2001	as at 31 December 2002	as at 31 December 2001	as at 31 December 2002	as at 31 December 2001	as at 31 December 2002	as at 31 December 2001
Other information										
Segment assets	8,401,710	7,942,293	1,054,994	906,676	1,164,401	1,192,893			10,621,105	10,041,862
Unallocated corporate assets									1,969,432	1,940,324
Total assets									**12,590,537**	**11,982,186**
Segment liabilities	2,523,262	2,083,092	92,032	72,415	173,432	207,952			2,793,274	2,363,459
Unallocated corporate liabilities									2,533,672	2,686,342
Total liabilities									**5,326,946**	**5,049,801**

	Refining and Marketing		Chemicals		Other operations		Total	
	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001	For the year ended 31 December 2002	For the year ended 31 December 2001
Property, plant, equipment and intangible assets expenditure	427,615	565,200	134,792	75,014	111,260	57,929	673,667	698,143
Property, plant, equipment and intangible assets expenditure unallocated to segments							27,804	46,263
Total property, plant, equipment and intangible assets expenditure							**701,471**	**744,406**
Segment depreciation	580,861	547,697	77,754	75,809	129,538	127,042	788,153	750,548
Unallocated assets depreciation							31,731	24,561
Total depreciation							**819,884**	**775,109**
Non-cash expenses other than depreciation	92,817	54,987	13,461	9,091	19,435	37,521	**125,713**	**101,599**

(in PLN thousand)

Geographical segments

The Company operates primarily in Poland. The table below presents the Company's sales by geographical markets for the year ended 31 December 2002 and 31 December 2001.

	Refining and Marketing		Chemicals		Other operations		Total	
	for the year ended 31 December 2002	for the year ended 31 December 2001	for the year ended 31 December 2002	for the year ended 31 December 2001	for the year ended 31 December 2002	for the year ended 31 December 2001	for the year ended 31 December 2002	for the year ended 31 December 2001
Export sales	808,130	514,206	422,967	295,316	1,817	1,390	1,232,914	810,912
Domestic sales	20,969,133	21,051,219	1,531,598	1,406,813	158,185	192,047	22,658,916	22,650,079
Total external sales	**21,777,263**	**21,565,425**	**1,954,565**	**1,702,129**	**160,002**	**193,437**	**23,891,830**	**23,460,991**

(in PLN thousand)

ADDITIONAL EXPLANATORY NOTES

Note 44. Financial instruments

a. Changes of financial instruments by categories

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Company for the year ended 31 December 2001 and 31 December 2002 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2001	-	1	424,927	-	-
- changes in accounting policies	7,859	-	-	-	-
1 January 2001 restated for comparative data	7,859	1	424,927	-	-
-increases	23,531	26,000	110,503	102,783	-
-decreases	16,512	(26,001)	(54,983)	-	-
31 December 2001	14,878	-	480,447	102,783	-
Balance sheet items					
Long term investments	-	-	480,447	98,050	-
Short term receivables	-	-	-	4,733	-
Short term investments	14,878	-	-	-	-
Short term liabilities	-	-	-	-	-
Total	14,878	-	480,447	102,783	-

(in PLN thousand)

Value of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2002 was equal PLN 480,447 thousand and included mainly shares with no active market and fair value of could not be reliably measured. As at 31 December 2002 the Company did not possess significant financial assets held for trading valued at adjusted purchase price.
The Company presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2002	14,878	-	480,447	102,783	-
-increases	13,900	-	119,618	15,464	708
-decreases	7,564	-	(98,853)	(17,040)	(112)
31 December 2002	21,214	-	501,212	101,207	596
Balance sheet items					
Long term investments	-	-	501,212	98,050	-
Short term receivables	-	-	-	3,157	-
Short term investments	21,214	-	-	-	-
Short term liabilities	-	-	-	-	596
Total	21,214	-	501,212	101,207	596

The value of long term financial assets available for sale valued at adjusted purchase price as at 31 December 2002 was equal PLN 501,212 thousand and comprised mainly shares, for which an active market exists. As at 31 December 2002, the Company did not have any significant financial assets held for trading valued at adjusted purchase price.

(in PLN thousand)

b. Interest from debt securities, loans granted and own receivables

for the year ended 31 December 2001	realised	Unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	-	-	-	-	-	-
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	-	-	4,733	-	-	4,733
Total			**4,733**			**4,733**

for the year ended 31 December 2002	realised	Unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	-	-	-	-	-	-
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	12,307	-	3,157	-	-	15,464
Total	**12,307**		**3,157**			**15,464**

(in PLN thousand)

c. Interest from financial liabilities

for the year ended 31 December 2001	realised	unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	189,594	8,706	-	-	8,706	**198,300**
Interest from long term financial liabilities	90,007	6,074	-	-	6,074	**96,081**
Total	**279,601**	**14,780**	-	-	**14,780**	**294,381**

for the year ended 31 December 2002	realised	unrealised with maturity				Interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	92,496	4,062	-	-	4,062	**96,558**
Interest from long term financial liabilities	38,026	1,827	-	-	1,827	**39,853**
Total	**130,522**	**5,889**	-	-	**5,889**	**136,411**

d. Put/call options of shares/stakes

The Company owns following put options of shares/stakes, which are not presented in the balance sheet as at 31 December 2002.

- **Put option of Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") stakes**

The Company owns a put option of NOM stakes to Polskie Sieci Energetyczne S.A. ("PSE") – according to agreement selling price of stakes will be based on purchase price plus interest. The option can be exercised within four years from the date of entering the agreement (till year 2004). Management of the Company believes that the option is fully realisable.

Stakes in NOM are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured. Therefore, the option has not been valued and is not recognised in the balance sheet of the Company.

- **Put option of AW S.A. Holland II BV ("AWSA") shares**

The Company owns a put option of AWSA shares to Kulczyk Holding S.A., at purchase price not lower, than balance sheet value as at 31 December 2002 (according to agreement selling price of shares will be based on the purchase price plus interest). Management of the Company believes that put option is fully realisable. The option can be exercised not later than in year 2038.

Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured. Therefore the option has not been valued and is not recognised in the balance sheet of the Company.

e. Information on interest rate risk

- Company's liabilities are held until the date of maturity.
- Effective interest rate is similar to nominal interest rate (the Company is not charged with bank provisions for most of loans and loan margins are at very low level).
- Management of the Company believes there is no potential risk of not settling obligations (borrowings granted).
- Though 26% of the Company loans are incurred in one bank, in the view of the Management of the Company the risk of loans concentration in one bank does not exist. No loan covenants on loans and on borrowings agreements are present. The only exception is a consortium loan, but financial ratios are at secure level.

(in PLN thousand)

Note 45. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 31 December 2002	
Guarantees granted, including:	94,548
to subsidiaries	94,548
Other contingent liabilities, including:	46,689
complaint of Enerco – Industrie (i)	23,649
complaint of individuals (ii)	23,040
Total	141,237

(i) Contingent liability concerning complaint of Enerco – Industrie of PLN 23,649 thousand includes amounts due for not contributed share capital (PLN 5,000 thousand) and interest (PLN 18,649 thousand).

(ii) Contingent liabilities concerning: - complaint of individuals of PLN 22,140 thousand. The amount relates to the fee for an inventive project, complaint of an individual against three parties of PLN 900 thousand due to an accident of a family member and.

(in PLN thousand)

b) Tax allowance

According to the Decree of Ministry of Finance dated 25 January 1994 concerning deductions of taxable income with investment expenses and decreases of tax on profits as well as according to Art.18a of the Corporate Income Tax Act (being in force from 31 December 1999, from 1 January 2000 article 3.1 of Changes to Corporate Income Tax Act), corporate taxpayers were allowed to offset their taxable basis for a specified tax year with investment expenditure incurred in that year, and then offset its taxable basis for next tax year with a "tax bonus", i.e. half of the investment expenditure incurred in previous tax year. The Company benefited from the investment incentives in the following amounts for the 1997-2002 financial years (deductions from taxable income):

	Tax allowance	Tax bonus
Year 1997	428,303	121,386
Year 1998	294,689	168,397
Year 1999	258,662	129,331
Year 2000	167,444	107,538
Year 2001	98,444	40,485
Year 2002	13,845	49,222
Total	1,261,387	616,359

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss and reversal of entitlement for investment allowances if within 3 years beginning from the end of the fiscal year in which the allowance was used, any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of output VAT;

2) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of the Commercial Code;

3) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.

The Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931,being in force from 31 December 1999, from 1 January 2000 article 3.1 of Changes to Corporate Income Tax Act) stipulates that taxpayers do not lose such right to investment allowance (according to the article 18 a of Corporate Income Tax Act) if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days. In this case, the above implications, described in point (1) are not applicable.

(in PLN thousand)

c) Excise tax – contingent liability of Rafineria Trzebnia S.A.

On 9 January 2002 after a tax audit in Rafineria Trzebinia S.A., the Fiscal Control Inspector issued a decision denoting the amount of liabilities concerning excise and VAT tax for the period firm June to December 1998 of PLN 55 million and liabilities resulting from penalty interest of PLN 58 million. The decision was subject to an appeal to Fiscal Chamber and a request to suspend the execution of the decision.
On 7 February 2002 Fiscal Office in Chrzanow suspended execution of the decision. At the same time the Fiscal Office set pledge on shares constituting financial fixed assets of Rafineria Trzebinia S.A. and on plant and equipment owned by Rafineria Trzebinia S.A. of total value equal to the tax liability. The right annotation was made in Fiscal Pledge Register.
On 12 February 2002 Fiscal Office in Chrzanow submitted to Mortgage Department of Regional Court a request for an annotation on enforced mortgage on real estates owned by Trzebinia Refinery.
On 4 July 2002 Fiscal Office in Krakow waived all decisions, which were subject to an appeal. The case was referred to the first court for further inspection. As of the date of preparation of these financial statements the result of the appeal proceedings in this case is not known.
On 15 November 2002, based on the act on restructuring of some budget receivables from entrepreneurs, Rafineria Trzebinia S.A. applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998, of total value of PLN 55 million and liabilities resulting from interest charge of total value PLN 58 million. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions, stating the restructuring charge in the amount of PLN 5 million.
At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia S.A. in relation to periods from 1999 to 2001 has been in progress and its results are not yet known. In case of sustaining similar qualifications, in the course of further proceeding, a risk of setting other amount of tax liabilities for the periods form 1999 to 2001 exists. In the Company's management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

d) Power transfer fee – ZEP S.A.

Under the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated January 15, 2001), the power transfer fee, calculation method has changed according to paragraph 36 of above mentioned decree. PKN ORLEN is in the process of negotiating different power transfer fee settlement with Zaklad Energetyczny Plock S.A. according to paragraph 37 of the Decree. The disputed amount was provided for reliably based on best possible estimate made by PKN ORLEN Management.

(in PLN thousand)

e) Anti-trust proceedings

The Company was subject to four anti-trust proceedings.

In two proceedings Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

1. Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Company. As of the date of preparation of these financial statements the Supreme Court has not appointed any date for the annulling lawsuit.
2. Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40 million. On 13 August 2001 the Anti-Trust annulled fully the decision the decision of OPCC, which blame PKN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. As of the date of preparation of these financial statements the Supreme Court has not appointed any date for the annulling lawsuit.

Until the date of preparation of these financial statements two remaining proceedings have still been pending. These financial statements does not include provisions relating to the above proceedings as in the opinion of the Company's Management charging the Company with these penalties is not probable.
In case of two remaining proceedings mentioned below, ultimate decisions were made in year 2002. The proceedings concerned::

Practices limiting competition – on 10 October 2001 President of OPCC commenced legal proceedings to command following companies: PKN ORLEN S.A., BP EXPRESS Sp. z o.o., KAPBROL-Bis Sp. z o.o. and Klemens Imiola Firma KI to cease monopolistic practices, limiting competition by concluding agreements concerning prices for fuels on gas stations that belong to these firms in Koszalin. On 31 July 2002 President of OPCC decided, that no practices limiting competition by means of agreements setting the prices for fuel on gas stations by the charged companies took place at the local market of Koszalin.

Refusal to sale fuels to certain group of customers – the Company appealed to the Supreme Court against the negative verdict of the Anti-trust Court, concerning cessation of monopolistic management practice. On 22 December 1999 Anti-trust Court set the verdict overruling the appeal of the Company, that was subject to cessation. The Supreme Court on 4 July 2002 overruled cessation of the Company, which sustains decision of OPCC from 13 January 1999. That decision urged to stop refusing sales of liquid fuels to certain groups of customers, because of anti-trust character of these actions.

On 7 February 2002 the Supreme Court issued the verdict (published on 12 February 2002) in which it dismissed the annulling request submitted by Office for Protection of Competition and Consumer ("OPCC") and Polish Chamber of Liquid Fuels ("PCLF") concerning the verdict of Anti-Trust Court from 23 June 1999. In the verdict to which OPCC and PCLF submitted annulling request, the Anti-Trust Court dismissed the decision of OPCC from 11 December 1998, issued at the request of PCLF ordering PKN ORLEN to cease practice of selling liquid fuels at the same price in Plock and regional trade offices of PKN ORLEN.

The Court stressed out that although PKN ORLEN dominates on the liquid fuels market and acts on both wholesale and retail market, wholesale prices setting policy does not interfere with anti-trust act.

(in PLN thousand)

f) Employees compensation plan

On 23 December 2002 an agreement between the company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees up to final stage of restructuring process (the period is not clearly defined). If the obligation is not settle by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated till 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

g) Polish taxation

Poland currently has a number of laws related to value added tax, excise tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes were implemented not long ago, and may be often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, which are reinforced by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the Company as to the interpretation of the law, which could have significant effect on the Company's stated tax liabilities.

h) Fixed assets located on the land with unsettled ownership issues

Net book value of fixed assets on land with unsettled ownership issues as at 31 December 2002 amounts to PLN 29,169 thousand. Those assets are located mainly on fuel stations of former CPN. The necessity to leave or return these assets can have an adverse influence on the financial position or activity of the Company.

(in PLN thousand)

Note 46. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 31 December 2002 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 47. Discontinued operations

In 2002 the Company did not discontinue any core activity and do not plan to discontinue any area of core activity in the following 12 months.

Note 48. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the Company itself amounted to PLN 8,975 thousand in 2002.

Note 49. Capital expenditures planned and incurred after 31 December 2002

Capital expenditures planned by the Company in year 2003 amount to PLN 1,761,019 thousand including capital expenditures related to protection of environment amounting to PLN 164,852 thousand. Capital expenditures incurred until the end of February 2003 amounted to PLN 96,134 thousand, including expenditures related to protection of environment amounting to PLN 15,131 thousand.

Note 50. Information concerning significant transactions with related parties

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

Transactions with members of the Management Board and Supervisory Board are described in Note 55.

As at 31 December 2002 there were no borrowings granted by the Company to managing and supervising persons and their relatives.

In 2002 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered any significant transactions with the Company.

(in PLN thousand)

b) Transactions with related entities in the period between 1 January 2002 and 31 December 2002 and account balances as at 31 December 2002

	Capital Group PKN ORLEN				
	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Total of related entities
Sales	3,164,530	37,851	10,482	92,890	3,305,753
Purchases	578,703	26,818	125,232	45,606	776,359
Interest receivable	5,115	21	396	65	5,597
Interest payable	3,950	712	-	-	4,662
Gross short-term receivables	346,134	5,111	1,906	6,440	359,591
Short-term payables	155,645	12,368	16,046	7,596	191,655
Long-term receivables	258,378	-	24	-	258,402
Long-term payables	230,299	-	-	-	230,299

1) The Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Company has significant influence through representatives of supervisory bodies

Information about share in common stock and number of votes in subsidiaries and associates is presented in Note 4E.

(in PLN thousand)

Note 51. Unconsolidated joint ventures

In 2002 the Company did not participate in join ventures.

Note 52 Information on significant shares and stakes

a) Polkomtel S.A.

As at 31 December 2002 the Company owned 4,019,780 shares of Polkomtel S.A. and had 19.61% share in Polkomtel share capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities mainly include:

- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are presented in the balance sheet at purchase price, as they have no active market and their fair value cannot be reliably measured.

Moreover in 2001 PKN ORLEN granted the loan for financing UMTS expenses amounting to PLN 98,050 thousand.

b) Niezalezny Operator Miedzystrefowy Sp. z o.o.

As at 31 December 2002 the Company owned 168,000 shares and 35% of votes on General Meeting of Shareholders of Niezalezny Operator Miedzystrefowy Sp. z o.o. Share capital of the company amounts to PLN 240 million. The other shareholders are Polskie Sieci Elektroenergetyczne S.A. in Warsaw (50%) and Telekomunikacja Energetyczna Tel-Energo S.A. in Warsaw (15%).

The company's activities include: interregional telecommunication services, installation, exploitation, modernisation and usage of telecommunication systems.

The Company owns put option for shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. at price not lower, than balance sheet value as at 31 December 2002.

c) AWSA Holland II B.V.

As at 31 December 2002 the Company had 9,22% share in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third parties and all other activity related to that subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are presented in the balance sheet at purchase price, as they have no active market and their fair value cannot be reliably measured.

(in PLN thousand)

d) Telewizja Familijna S.A.

As at 31 December 2002 PKN ORLEN owned 220,000 shares of Telewizja Familijna S.A which represents 11,96% of share capital and 9,61% votes on General Meeting of Shareholders.

The company's activities include: radio and television activity, activity connected with movie and video industry, reproduction and recording, telecommunication, advertising and agency activity.

On 14 March 2000 a contract was signed between the Company, Telewizja Familijna S.A., KGHM Metale S.A., PSE S.A., Prokom Investments S.A., PZU na Zycie S.A. and Monastery "Prowincja Zakonu Braci Mniejszych Konwentualnych". The parties of this contract became the shareholders of Telewizja Familijna S.A. The value of capital investment of PKN S.A. amounts for PLN 26 million. Above shares were fully provided for. On 18 July 2001 PKN ORLEN acquired 260 bonds amounting to PLN 26 million. Repurchase of bonds is going to take place on 12 March 2005. Above bonds were fully provided for.

Note 53. Average employment information

Average employment by category in 2001 and 2002 was as follows:

Category of employment	Year 2002	Year 2001
Blue collar workers	3,201	3,376
White collar workers	4,048	4,116
	7,249	7,492

Note 54. Remuneration of the Company's Management and Supervisory Boards, including distribution of profits paid out in the period between 1 January 2002 and 31 December 2002

Remuneration of the Company's Management includes contract remuneration, bonuses, annual bonus and cash equivalents for the unused vacations set by the Supervisory Board in management contracts. Additionally, the Company pays life insurance for the members of the Management Board.

Remuneration	Year 2002	Year 2001
Management Board*	11,052	6,359
Supervisory Board	859	755
Total	11,911	7,114

* including the remuneration of former members of Management Board

(in PLN thousand)

Remuneration in subsidiaries	Year 2002	Year 2001
Management Board*	338	315
Supervisory Board	-	-
Total	338	315

* including remuneration of former members of Management Board

Remuneration in associates	Year 2002	Year 2001
Management Board	49*	56
Supervisory Board	-	-
	49	56

* including the remuneration of former members of Management Board

As at 31 December 2002 Board Management is entitled to purchase bonds convertible to shares described in Note 12.

Note 55. Information about loans, borrowings and guarantees granted to the Management and Supervisory Board members

The Company did not grant loans, borrowings and guarantees to the Management and Supervisory Board members in 2002.

Note 56. Significant events from previous years included in the financial statements for the period beginning from 1 January to 31 December 2002

No significant events concerning previous years were included in the financial statements for 2002.

Note 57. Events occurring after the end of the reporting period

a) Joint venture company PKN ORLEN - BASELL

On 7 February 2003 Management Board of PKN ORLEN announced that it received a letter from the Office for the Protection of Competition and Consumers ("OPCC"), in which OPCC gives its assent for the acquisition by Basell Europe Holdings B.V. of 50% of Poliolefiny Polska Sp. z o.o. Poliolefiny Polska Sp. z o.o. will be a basis for establishing JV company with Basell Europe Holdings B.V.
On 28 February 2003 the extraordinary meeting of the shareholders of the Joint Venture Company took resolution concerning increase in the share capital of JV Company from the amount of PLN 50 thousand up to the amount of PLN 907,398 thousand by creation of 1,814,696 new shares with the nominal value of PLN 500 each. In such increased share capital: 907,298 new shares were subscribed for by PKN ORLEN in exchange for the in-kind contribution being its organized part of enterprise, and 907,398 shares were subscribed for by Basell Europe Holdings B.V. in exchange for the cash contribution. Following the registration of the increase in the share capital PKN ORLEN and Basell Europe Holdings B.V. shall held the same number of shares in the Joint Venture Company.

(in PLN thousand)

On 24 February 2003 the Company received information of the signing by a group of international banks of a mandate and underwriting letter setting out the conditions upon which the banks are ready to secure financial resources for the joint-venture company. The two loans, which are still subject to the signing of the relevant individual loan agreements (not later than by 31st May 2003), will be utilised for the undertakings of the joint-venture, which are mainly for the construction of new polyolefin plants.
The signing of the mandate and underwriting letter by the above-mentioned banks fulfilled the last remaining condition as set out in the JV Agreement. In the light of the above PKN ORLEN informed that all the conditions mentioned in the JV Agreement have now been fulfilled.
On 1 March 2003 JV Company, located in Plock, commenced its polyolefin production and distribution operations.

b) Long term investments in Germany

On 28 February 2003 the Company acquired within the Northern Package 494 retail stations (323 stations under the name BP-Aral and 171 stations under the name Eggert – company previously acquired by ARAL). The initial price paid for the Northern Package amounts to EURO 100,900 thousand.
On 27 February 2002 EURO 90,000 thousand Bridging Guarantee Facility and EURO 25,000 thousand Bridging Revolving Credit Facility Agreement was executed. The parties to the Agreement are: the Company as guarantor, the company incorporated under German law dependant from the PKN ORLEN under the name Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH (EV mbH) as borrower, and Bank Austria Creditanstalt AG as creditor. In the Agreement the Bank agreed, subject to satisfaction of certain conditions precedent set forth in the Agreement, to grant bridging financing to EV mbH in the form of the guarantees and in the form of revolving credit. The financing will be used for the purpose of the working capital of the borrower.
The Bank's receivables for repayment of the financing will be secured in particular by the guarantee granted by the Company. The liability of the Company to the Bank under the Company's Guarantee is limited to EURO 57,500 thousand. Additionally, the Agreement provides that other security interests will be established in favor of the Bank upon shares and/or assets of certain companies in Germany.

Note 58. Information on relations between legal antecedent and the Company concerning overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned joint stock company. The Company share capital resulted from transformation of the former state enterprise funds: enterprise fund and start-up fund. The share capital of the Company at the day of transformation amounted to PLN 420,000 thousand, with the remaining part of the funds of state-owned enterprise presented as the capital reserve of the Company. The State Treasury took up all of the Company's shares. The special funds of the state-owned enterprise, in the amounts presented in the closing balance sheet, became special funds of the Company in accordance with their previous use.

Note 59. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

(in PLN thousand)

Note 60. Differences between data disclosed in the financial statements and previously prepared and published financial statements

Changes introduced to the financial statements for the fourth quarter of year 2002

	Net profit	Equity
Financial data disclosed in 4 Q 2002 report	386,461	7,267,782
1. Impairment of receivables	(1,950)	(1,950)
2. Other	(3,254)	(3,254)
3. Income tax/ deferred income tax from above adjustments	1,013	1,013
Financial data disclosed in the financial statements for 2002	382,270	7,263,591

The above adjustments did not impact the cash flow from operating activities.

(in PLN thousand)

Note 61. Changes in the accounting policies

In 2002 the Company introduced changes, resulting from introducing the amended Accounting Act on 1 January 2002, in the applied accounting policies in comparison to policies according to which the financial statements for previous years were prepared, described in point C of introduction to the financial statements.

A reconciliation of equity of the Company presented in the annual report for 2001 and net profit of the Company presented in the annual report for 2001 to the comparable data presented in these financial statements, is presented below.

	31 December 2001
Equity – (previously published data)	6,859,092
Unrealised foreign exchange gains	105,117
Changes resulting from assets and liabilities valuation	(15,100)
Embedded derivatives valuation	23,558
Costs of the Motivation Program	(18,865)
Other adjustments	2,792
Deferred tax on adjustments	(24,209)
Equity – comparable data	6,932,385

	Year 2001
Net profit – (previously published data)	248,026
Unrealised foreign exchange gains	27,513
Changes resulting from assets and liabilities valuation	(6,460)
Embedded derivatives valuation	15,699
Costs of the Motivation Program	(18,865)
Other adjustments	(379)
Deferred tax on adjustments	(4,674)
Net profit – comparable data	260,860

a) Unrealised foreign exchange gains

Unrealised foreign exchange gains are recorded as financial income of the reporting period in which the change of foreign exchange rate occurred. According to the Accounting Act before the amendment the differences were accounted for as deferred income.

b) Valuation of assets and liabilities as at balance sheet date

At the balance sheet date foreign currency assets and liabilities are valued in the manner presented in point C of introduction to the financial statements. According to the Accounting Act before amendment the above items were valued at the average exchange rate set by NBP as at the balance sheet date.

(in PLN thousand)

c) Embedded derivatives

Embedded derivatives are separated from contracts and treated as standalone derivatives in the manner presented in point C. The Accounting Act before amendment did not refer to the embedded derivatives so the embedded derivatives were not separated.

d) Equity compensations plan costs

Right to convertible bonds issued by the Company under the equity compensations plan is accounted for in the manner presented in point C. Before the amendment to the Accounting Act had been introduced the result of granting the right to purchase the bonds was not presented.

Note 62. Impact of valuation of significant subordinates consolidated under equity method on net profit

If taking into account an effect of applying equity method for valuation of stakes and shares in consolidated subordinates in consolidated financial statements the Company's net profit would increase by PLN 96,998 thousand.

Net profits/losses of subordinates for 2002 are presented in Note 4M.

Note 63. Change in the methods of preparation of financial statements

Apart from changes resulting from application of rules of amended Accounting Act and Decree no other significant changes in the methods of preparation of financial statements were made. Comparable financial data for 2001 were prepared in accordance with Decree.

Note 64. Liabilities secured on the Company's assets

As at 31 December 2002 the Company had following liabilities secured on the assets

Type of collateral at 31 December 2002	Liabilities secured on assets	Amount of collateral
Mortgage	-	-
Collaterals on other fixed assets	-	-
Pledge on goods	-	-
Assignment of receivables	120,590	12,450
Other	-	-
Total	120,590	12,450

(in PLN thousand)

Note 65. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) the Company and some of its subsidiaries are subject to an obligation to create and maintain mandatory reserves of liquid fuels. As at 31 December 1998 the reserves should amount to 2 per cent by volume of the production or imports realised by entity in the previous year. In 1999 and each of the following years the level of mandatory reserves required increases by further 2 per cent as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year, this responsibility can be transferred to the Company).

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President - Zbigniew Wrobel

....	....
Vice President – Jacek Strzelecki	**Vice President** – Slawomir Golonka
....	....
Vice President – Andrzej Macenowicz	**Vice President** – Janusz Wisniewski

Plock, 25 March 2003